    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 1995
                                                     REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                     AMERCO
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


               NEVADA                               88-0106815
       (STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                            ------------------------
                         1325 AIRMOTIVE WAY, SUITE 100
                            RENO, NEVADA 89502-3239
                                 (702) 688-6300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           GARY V. KLINEFELTER, ESQ.
                                GENERAL COUNSEL
                                     AMERCO
                         1325 AIRMOTIVE WAY, SUITE 100
                            RENO, NEVADA 89502-3239
                                 (702) 688-6300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------
                                   COPIES TO:

                               JON S. COHEN, ESQ.
                             SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6247
                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                                 CALCULATION OF REGISTRATION FEE
========================================================================================================
                                                       PROPOSED          PROPOSED
  TITLE OF EACH CLASS OF                               MAXIMUM           MAXIMUM
    SECURITIES TO BE                AMOUNT TO BE     OFFERING PRICE      AGGREGATE        AMOUNT OF
       REGISTERED                    REGISTERED       PER UNIT(1)    OFFERING PRICE(1)  REGISTRATION FEE
________________________________________________________________________________________________________
Series D Floating Rate Preferred
  Stock.........................     3,860,000           $50           $193,000,000       $66,552
========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the rules and regulations under the Securities Act of 1933 (the "Securities Act").

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) MAY DETERMINE.
================================================================================

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                      OF INFORMATION REQUIRED BY FORM S-2
                    FILED AS PART OF REGISTRATION STATEMENT

  ITEM
 NUMBER
IN FORM
  S-2              ITEM CAPTION IN FORM S-2                     CAPTION IN PROSPECTUS
--------           ------------------------                     ---------------------
    1.     Forepart of Registration Statement and
           Outside Front Cover Page of Prospectus...  Facing Page; Cross Reference Sheet; Cover
                                                      Page

    2.     Inside Front and Outside Back Cover Pages
           of Prospectus............................  Inside Front Cover Page; Available
                                                      Information; Information Incorporated by
                                                      Reference; Table of Contents

    3.     Summary Information, Risk Factors and
           Ratio of Earnings to Fixed Charges.......  Risk Factors; The Company; Ratio of
                                                      Earnings to Combined Fixed Charges and
                                                      Preferred Stock Dividends

    4.     Use of Proceeds..........................  Use of Proceeds

    5.     Determination of Offering Price..........  Inapplicable

    6.     Dilution.................................  Inapplicable

    7.     Selling Security Holders.................  Inapplicable

    8.     Plan of Distribution.....................  The Trust; Shoen Litigation

    9.     Description of Securities to be
           Registered...............................  Description of Securities

   10.     Interests of Named Experts and Counsel...  Legal Opinions; Experts

   11.     Information with Respect to the
           Registrant...............................  Risk Factors; The Company; Selected
                                                      Consolidated Financial Data; Management's
                                                      Discussion and Analysis; Business;
                                                      Financial Statements

   12.     Incorporation of Certain Information by
           Reference................................  Information Incorporated by Reference

   13.     Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities..............................  Inapplicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
     OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
     THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 31, 1995

PROSPECTUS

                                3,860,000 SHARES

                                  A M E R C O

                     SERIES D FLOATING RATE PREFERRED STOCK

[PONDEROSA LOGO]                 [U-HAUL LOGO]                   [AMERCO LOGO]

     This Prospectus relates to 3,860,000 shares of Series D Floating Rate Preferred Stock (the "Securities") of AMERCO (the "Company"), a holding company for U-Haul International, Inc., Ponderosa Holdings, Inc., Amerco Real Estate Company, and other companies. The Securities, which are described more fully herein, (i) provide for cash dividends, payable quarterly, at a floating rate based on the three-month, ten-year or thirty-year United States Treasury rate, and (ii) have a liquidation preference of $50 per share. The Securities are redeemable at the option of the Company at any time, and from time to time, after December 1, 2001 or earlier upon certain occurrences. The Securities will be issued in an amount having an aggregate stated value of $193,000,000 and each share of the Securities will have a stated value of $50. See "Description of Securities."

     The Company hereby offers the Securities to a Settlement Trust (the "Trust") for the benefit of Leonard S. Shoen, Samuel W. Shoen, Michael L. Shoen, Cecilia Shoen Hanlon, Theresa Shoen Romero, and Katrina Shoen Carlson (the "Non-Stockholder Plaintiffs").

     No person is authorized to give the information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with this Prospectus and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any state or other jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

   The Securities offered hereby involve risk. See "Risk Factors" on page 3.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

     The Company's Series A 8 1/2% Preferred Stock is listed on the New York Stock Exchange and the Company's Common Stock is traded on Nasdaq. Reports, proxy statements, and other information filed by the Company may be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20007.

                     INFORMATION INCORPORATED BY REFERENCE

     The Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 1995, the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1995, the Report by Issuer of Securities Quoted on Nasdaq on Form 10-C filed with the Commission on October 25, 1995, and the Current Report on Form 8-K filed with the Commission on May 5, 1995 are incorporated herein by reference.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Requests should be addressed to the Company's principal executive offices: AMERCO, Investor Relations, 1325 Airmotive Way, Suite 100, Reno, Nevada 89502; telephone: (702) 688-6300.

                                  RISK FACTORS

     THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF THE SECURITIES.

DEPENDENCE UPON KEY PERSONNEL

     The success and growth of the Company since 1987 has been dependent upon the performance of its senior management team, the loss of whose services could have an adverse effect on the Company. There is no assurance that the senior management will remain employed by the Company. The Company has not entered into employment contracts with anyone on the senior management team and has not granted restricted stock or stock option awards to any employee pursuant to the Company's Stock Option and Incentive Plan. However, Edward J., Mark V., and James P. Shoen are members of the Company's senior management and have substantial common stock holdings in the Company.

ENVIRONMENTAL MATTERS

     The Company owns properties that contained approximately 1,000 underground storage tanks as of March 31, 1995 and has been named a "potentially responsible party" with respect to the disposal of hazardous wastes at ten federal or state superfund sites. See "Business -- Environmental Matters."

QUARTERLY FLUCTUATIONS -- SEASONALITY

     The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). In addition, the Company's results of operations have in the past been and will continue to be affected by a wide variety of factors, including natural disasters and other events that are beyond the control of the Company. For example, the results of operations of RWIC in fiscal 1992 and 1993 were adversely affected due to losses related to Hurricane Andrew. Results of operations in any period should not be considered indicative of the results to be expected for any future periods, and fluctuations in operating results may also result in fluctuations in the price of the Securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATED INDUSTRIES

     The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. State laws regulate transactions and dividends between an insurance company and its parent or affiliates. It is not possible to predict the future impact of changing state and federal regulation on the operations of the Company's insurance subsidiaries. See "Business -- Insurance Operations -- Regulation."

DIVIDENDS

     Certain of the Company's credit agreements contain restrictions on the ability of the Company to pay dividends and distributions on capital stock. There can be no assurance that the Company will be able to pay dividends on the Securities offered hereby in compliance with such restrictions. However, as of the date of this Prospectus, the restrictions would not prevent the Company from declaring or paying dividends on the Securities or on the Company's other series of preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements" and "Description of Securities -- Dividends."

ABILITY TO ISSUE SERIAL COMMON STOCK AND PREFERRED STOCK

     The Board of Directors has the authority to issue up to 50,000,000 shares of preferred stock and up to 150,000,000 shares of serial common stock and to fix the rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Securities will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of serial common stock and preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights that could have a material adverse effect on the market value of the Securities. See "Description of Securities."

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's ratios of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period, and "fixed charges" consists of interest expense, preferred stock dividends, capitalized interest, amortization of debt expense and discounts and one-third of the Company's annual rental expense (which the Company believes is a reasonable approximation of the interest factor of such rentals). For the year ended March 31, 1991, pretax earnings were not sufficient to cover fixed charges by an amount of $4.2 million.

                 THREE MONTHS
                    ENDED
                  JUNE 30,                YEARS ENDED MARCH 31,
                 ------------     ----------------------------------------
                     1995         1995     1994     1993     1992     1991
                 ------------     ----     ----     ----     ----     ----
                     1.73         1.87     1.64     1.45     1.21      N/A

                                  THE COMPANY

     The Company is the holding company for U-Haul International, Inc. ("U-Haul"), Ponderosa Holdings, Inc. ("Ponderosa"), and Amerco Real Estate Company ("AREC"). Throughout this Prospectus, unless the context otherwise requires, the term "Company" includes all of the Company's subsidiaries.

     Founded in 1945, U-Haul is primarily engaged, through subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer. The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of approximately 1,000 Company-owned U-Haul Centers and approximately 13,200 independent dealers throughout the United States and Canada. U-Haul's rental equipment fleet consists of approximately 81,000 trucks and approximately 91,000 trailers. Additionally, U-Haul sells related products and services and rents self-storage facilities and various kinds of equipment. U-Haul entered the self-storage business in 1974 and offers for rent more than
15.0 million square feet of self-storage space through the management of approximately 700 locations. AREC owns a majority of the real estate used in connection with the foregoing businesses.

     Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Oxford Life Insurance Company ("Oxford") and Republic Western Insurance Company ("RWIC"). Oxford primarily reinsures life, health, and annuity type insurance products and administers the Company's self-insured employee health plan. RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company.

     The Company's principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502, and the telephone number of the Company is
(702) 688-6300.

     The following chart represents the corporate structure of the major operating subsidiaries of the Company.


                                  [FLOW CHART]

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial information, insofar as it relates to each of the fiscal years ended March 31, 1995, 1994, 1993, 1992, and 1991, has been derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, which is incorporated by reference. The selected financial information related to the three months ended June 30, 1995 and 1994 has been derived from the Company's unaudited quarterly report on Form 10-Q for the quarter ended June 30, 1995, which is incorporated by reference herein. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements to April 1, 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other." The summaries for the three months ended June 30, 1995 and 1994 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the three months ended June 30, 1995 may not be indicative of the results to be expected for fiscal 1996 because, among other reasons, the Company's U-Haul business is seasonal, with a majority of its revenue and substantially all of its net earnings being generated in the first and second quarters of each fiscal year.

                                                                                                                 FOR THE THREE
                                                                                                                 MONTHS ENDED
                                                        FOR THE YEARS ENDED MARCH 31,                              JUNE 30,
                                        --------------------------------------------------------------      -----------------------
                                           1995         1994         1993         1992         1991            1995         1994
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
Summary of Operations:
Rental, net sales and other revenue.... $1,063,130   $  972,704   $  901,446     $845,128     $860,044      $  288,427   $  280,264
Premiums and net investment income.....    177,733      162,151      139,465      126,756      126,620          42,032       42,069
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
                                         1,240,863    1,134,855    1,040,911      971,884      986,664         330,509      322,333
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
Operating expense and cost of sales....    783,933      735,841      697,700      661,229      668,149         211,003      193,091
Benefits, losses and amortization of
  deferred acquisition costs...........    144,303      130,168      115,969       99,091      126,626          30,169       29,496
Depreciation...........................    151,409      133,485      110,105      109,641      114,589          37,693       37,282
Interest expense.......................     67,762       68,859       67,958       76,189       80,815          18,832       16,638
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
                                         1,147,407    1,068,353      991,732      946,150      990,179         297,697      276,507
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
Pretax earnings (loss) from
  operations...........................     93,456       66,502       49,179       25,734       (3,515)         32,812       45,826
Income tax expense.....................    (33,424)     (19,853)     (17,270)      (4,940)      (6,354)        (11,950)     (16,413)
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
Earnings (loss) from operations before
  extraordinary loss on early
  extinguishment of debt and cumulative
  effect of change in accounting
  principle............................     60,032       46,649       31,909       20,794       (9,869)         20,862       29,413
Extraordinary loss on early
  extinguishment of debt...............         --       (3,370)          --           --           --              --           --
Cumulative effect of change in
  accounting principle.................         --       (3,095)          --           --           --              --           --
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
Net earnings (loss).................... $   60,032   $   40,184   $   31,909     $ 20,794     $ (9,869)     $   20,862   $   29,413
                                        ==========   ==========   ==========   ==========   ==========      ==========   ==========
Earnings (loss) from operations before
  extraordinary loss on early
  extinguishment of debt and cumulative
  effect of change in accounting
  principle per common share(3)........ $     1.23   $     1.06   $      .83     $    .53     $   (.25)     $      .46   $      .71
Net earnings (loss) per common
  share(3).............................       1.23          .89          .83          .53         (.25)            .46          .71
Weighted average common shares
  outstanding(2)....................... 38,190,552   38,664,063   38,664,063   38,880,069   39,213,080      37,958,426   37,107,536
Cash dividends declared................ $   12,964   $    7,900   $    1,994           --   $    1,176     $     3,241   $    3,241
Ratio of earnings to fixed
  charges(1)...........................       1.87         1.64         1.45         1.21           --(1)         1.73         1.80


                                                                  MARCH 31,                                        JUNE 30,
                                        --------------------------------------------------------------      -----------------------
                                           1995         1994         1993         1992         1991            1995         1994
                                        ----------   ----------   ----------   ----------   ----------      ----------   ----------
                                                                             (IN THOUSANDS)
Balance Sheet Data:
Total property, plant and equipment,
  net.................................. $1,274,246   $1,174,236   $  989,603   $  987,095   $1,040,342      $1,268,623   $1,224,674
Total assets...........................  2,605,989    2,344,442    2,024,023    1,979,324    1,822,977       2,688,002    2,411,381
Notes and loans payable................    881,222      723,764      697,121      733,322      804,826         866,132      725,565
Stockholders' equity...................    686,784      651,787      479,958      451,888      435,180         706,635      673,803

---------------
(1) For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period and "fixed charges" consists of interest expense, preferred stock dividends, capitalized interest, amortization of debt expense and discounts and one-third of the Company's annual rental expense (which the Company believes is a reasonable approximation of the interest factor of such rentals). For the year ended March 31, 1991, pretax earnings were not sufficient to cover fixed charges by an amount of $4.2 million.

(2) Reflects the adoption of Statement of Position 93-6, "Employer's Accounting for Employee Stock Ownership Plans."

(3) For the fiscal year ended March 31, 1995 and 1994, Earnings (loss) and net earnings per common share were computed after giving effect to the dividends on the Company's Series A 8 1/2% preferred stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     For financial statement preparation, the Company's insurance subsidiaries report on a calendar year basis while the Company reports on a fiscal year basis ending March 31. Accordingly, with respect to the Company's insurance subsidiaries, any reference to the years 1994, 1993, and 1992 corresponds to the Company's fiscal years 1995, 1994, and 1993, respectively. There have been no events related to such subsidiaries between January 1 and March 31 of 1995, 1994, or 1993 that would materially affect the Company's consolidated financial position or results of operations as of and for the fiscal years ended March 31, 1995, 1994, and 1993, respectively.

     The following management's discussion and analysis should be read in conjunction with Notes 1, 19, and 20 of Notes to Consolidated Financial Statements, which discuss the principles of consolidation, summarized consolidated financial information, and industry segment and geographic area data, respectively. In consolidation, all intersegment premiums are eliminated and the benefits, losses, and expenses are retained by the insurance companies.

RESULTS OF OPERATIONS (UNAUDITED)

     Three Months Ended June 30, 1995 and 1994

     The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the quarters ended June 30, 1995 and 1994. Rental operations is composed of the operations of U-Haul and Amerco Real Estate Company. Life insurance is composed of the operations of Oxford Life Insurance Company. Property and casualty insurance is composed of the operations of Republic Western Insurance Company (RWIC). The Company's results of operations have historically fluctuated from quarter to quarter. In particular, the Company's U-Haul rental operations are seasonal and a majority of the Company's revenues and substantially all of its earnings from its U-Haul rental operations are generated in the first and second quarters each fiscal year (April through September).

                                                                       PROPERTY/      ADJUSTMENTS
                                            RENTAL         LIFE         CASUALTY          AND
                                          OPERATIONS     INSURANCE     INSURANCE      ELIMINATIONS     CONSOLIDATED
                                          ----------     ---------     ----------     ------------     ------------
                                                                       (IN THOUSANDS)
QUARTER ENDED JUNE 30, 1995
Revenues:
  Outside...............................  $  286,835     $  10,238      $ 33,436       $       --       $  330,509
  Intersegment..........................          --           367          (793)             426               --
                                          ----------     ---------      --------       ----------       ----------
         Total revenues.................  $  286,835     $  10,605      $ 32,643       $      426       $  330,509
                                          ==========     =========      ========       ==========       ==========
  Operating profit......................  $   43,897     $   2,622      $  5,125       $       --       $   51,644
                                          ==========     =========      ========       ==========
  Interest expense......................                                                                    18,832
                                                                                                        ----------
  Pretax earnings from operations.......                                                                $   32,812
                                                                                                        ==========
  Identifiable assets at June 30........  $1,854,491     $ 530,918      $589,446       $ (286,853)      $2,688,002
                                          ==========     =========      ========       ==========       ==========
QUARTER ENDED JUNE 30, 1994
Revenues:
  Outside...............................  $  279,144     $   8,112      $ 35,077       $       --       $  322,333
  Intersegment..........................          --           372         2,627           (2,999)              --
                                          ----------     ---------      --------       ----------       ----------
         Total revenues.................  $  279,144     $   8,484      $ 37,704       $   (2,999)      $  322,333
                                          ==========     =========      ========       ==========       ==========
  Operating profit......................  $   53,588     $   1,875      $  7,001       $       --       $   62,464
                                          ==========     =========      ========       ==========
  Interest expense......................                                                                    16,638
                                                                                                        ----------
  Pretax earnings from operations.......                                                                $   45,826
                                                                                                        ==========
  Identifiable assets at June 30........  $1,659,617     $ 461,407      $565,496       $ (275,139)      $2,411,381
                                          ==========     =========      ========       ==========       ==========

Years Ended March 31, 1995, 1994, and 1993

     The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the fiscal years ended March 31, 1995, 1994, and 1993. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.

                                                                         PROPERTY/      ADJUSTMENTS
                                              RENTAL         LIFE         CASUALTY          AND
                                            OPERATIONS     INSURANCE     INSURANCE      ELIMINATIONS     CONSOLIDATED
                                            ----------     ---------     ----------     ------------     ------------
                                                                         (IN THOUSANDS)
1995
Revenues:
  Outside.................................  $1,056,874      $ 39,347       $144,642       $      --        $1,240,863
  Intersegment............................         (42)        1,444         20,657         (22,059)               --
                                            ----------      --------       --------       ---------        ----------
         Total revenues...................  $1,056,832      $ 40,791       $165,299       $ (22,059)       $1,240,863
                                            ==========      ========       ========       =========        ==========
Operating profit..........................  $  128,278      $  9,824       $ 23,074       $      42           161,218
                                            ==========      ========       ========       =========
Interest expense..........................                                                                     67,762
                                                                                                           ----------
Pretax earnings from operations...........                                                                 $   93,456
                                                                                                           ==========
Identifiable assets.......................  $1,827,995      $479,778       $579,821       $(281,605)       $2,605,989
                                            ==========      ========       ========       =========        ==========
1994
Revenues:
  Outside.................................  $  965,839      $ 31,357       $137,659       $      --        $1,134,855
  Intersegment............................        (357)        2,834         18,862         (21,339)               --
                                            ----------      --------       --------       ---------        ----------
         Total revenues...................  $  965,482      $ 34,191       $156,521       $ (21,339)       $1,134,855
                                            ==========      ========       ========       =========        ==========
Operating profit..........................  $  106,248      $  9,106       $ 20,705       $    (698)          135,361
                                            ==========      ========       ========       =========
Interest expense..........................                                                                     68,859
                                                                                                           ----------
Pretax earnings from operations...........                                                                 $   66,502
                                                                                                           ==========
Identifiable assets.......................  $1,593,044      $461,464       $550,795       $(260,861)       $2,344,442
                                            ==========      ========       ========       =========        ==========
1993
Revenues:
  Outside.................................  $  891,599      $ 33,619       $115,693       $      --        $1,040,911
  Intersegment............................          --         2,630         18,402         (21,032)               --
                                            ----------      --------       --------       ---------        ----------
         Total revenues...................  $  891,599      $ 36,249       $134,095       $ (21,032)       $1,040,911
                                            ==========      ========       ========       =========        ==========
Operating profit..........................  $   88,581      $ 12,325       $ 16,231       $      --           117,137
                                            ==========      ========       ========       =========
Interest expense..........................                                                                     67,958
                                                                                                           ----------
Pretax earnings from operations...........                                                                 $   49,179
                                                                                                           ==========
Identifiable assets.......................  $1,377,386      $472,669       $422,079       $(248,111)       $2,024,023
                                            ==========      ========       ========       =========        ==========

THREE MONTHS ENDED JUNE 30, 1995 VERSUS QUARTER ENDED JUNE 30, 1994

U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $6.1 million, approximately 2.7%, to $233.9 million in the first quarter of fiscal 1996. The increase reflects higher net revenues from the rental of moving related equipment and self-storage facilities which increased in the aggregate by $6.0 million due to growth (volume) in truck rental transactions, additional rentable square footage, and improved self-storage pricing.

     Net sales revenues were $53.1 million in the first quarter of fiscal 1996, which represents an increase of approximately 3.5% from the first quarter of fiscal 1995 net sales of $51.3 million. Revenue growth from the sale of moving support items (i.e. boxes, etc.), hitches, and propane resulted in a $2.2 million increase during the quarter, which was offset by a $0.3 million decrease in gasoline sales consistent with the Company's ongoing efforts to remove underground storage tanks and gradually discontinue gasoline sales.

     Cost of sales was $29.0 million in the first quarter of fiscal 1996, which represents an increase of approximately 5.1% from $27.6 million for the same period in fiscal 1995. This increase in cost of sales primarily reflects higher material costs from the sale of moving support items and propane which can be primarily attributed to higher sales levels.

     Operating expenses increased to $176.3 million in the first quarter of fiscal 1996 from $160.7 million in the first quarter of fiscal 1995, an increase of $15.6 million (approximately 9.7%). The change from the prior year primarily reflects higher rental equipment maintenance costs due to an increase in fleet size and transaction levels ($6.0 million), an increase in lease expense due to new leases originated during the last twelve months ($2.2 million), and increased personnel expense due to higher levels of business activity ($4.0 million). All other operating expense categories increased in the aggregate by $3.4 million compared to the prior year.

     Depreciation expense for the quarter was $37.7 million, as compared to $37.3 million during the same period of the prior year, reflecting storage acquisitions and construction in the past twelve months.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $4.1 million for the quarter ended March 31, 1995, an increase of $0.3 million, approximately 7.9% over 1994 and accounted for 66.9% of Oxford's premiums for the period. Reinsurance premiums are primarily from term life insurance, matured deferred annuity contracts, and credit insurance business. This increase in premiums is primarily attributable to the recent (fourth quarter 1994) reinsurance agreement of credit insurance business.

     Premiums from Oxford's direct lines before intercompany eliminations were $2.0 million for the quarter ended March 31, 1995, an increase of $1.6 million from 1994. This increase in direct premium is primarily attributable to the credit insurance business ($1.5 million in premiums). Oxford's direct business related to group life and disability coverage issued to employees of the Company for the quarter ended March 31, 1995 accounted for approximately 8.1% of premiums. Other direct lines, including the credit insurance business, accounted for approximately 25.0% of Oxford's premiums for the quarter ended March 31, 1995.

     Net investment income before intercompany eliminations was $3.9 million and $3.6 million for the quarters ended March 31, 1995 and 1994, respectively. This increase is primarily due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $0.2 million for both 1995 and 1994. Oxford had $0.5 million of other income for both of the quarters ended March 31, 1995 and 1994.

     Benefits and expenses incurred were $8.0 million for the quarter ended March 31, 1995, an increase of 21.2% over 1994. Comparable benefits and expenses incurred for 1994 were $6.6 million. This increase is primarily due to death benefits incurred and Oxford's recent entrance into the credit insurance business, partially offset by a decrease in the amortization of deferred acquisition costs.

     Operating profit before intercompany eliminations increased by $0.7 million, or approximately 36.8%, in 1995 to $2.6 million, primarily due to increased margins on the interest sensitive business.

RWIC -- Property and Casualty

     RWIC gross premium writings for the quarter ended March 31, 1995 were $36.2 million as compared to $47.7 million in the first quarter of 1994. The rental industry market accounts for a significant share of total premiums, approximately 18.3% and 19.7% in the first quarters of 1995 and 1994, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. RWIC continues underwriting professional reinsurance via broker markets. Premiums in this area decreased during the first quarter of 1995 to $20.2 million, or 55.8% of total gross premiums, from comparable 1994 figures of $29.1 million, or 61.0% of total premiums. This decrease can be primarily attributed to RWIC electing not to renew several treaties because of inadequate pricing and market conditions. Premium writings in selected general agency lines are expected to remain consistent with prior years as evidenced by 17.4% share of written premiums in 1995 as compared to 14.9% share in 1994. RWIC expanded its direct business in 1995 to include multiple peril coverage for a variety of commercial properties and businesses. These premiums accounted for 6.4% of the total gross written premium during first quarter 1995.

     Net earned premiums decreased $6.1 million, or 20.3%, to $24.0 million for the quarter ended March 31, 1995, compared with premiums of $30.1 million for the quarter ended March 31, 1994. The premium decrease was primarily due to one time changes in premium earning methodology and timing differences related to run-off and start up programs.

     Underwriting expenses incurred were $27.5 million for the quarter ended March 31, 1995, a decrease of $3.2 million, or 10.4% over 1994. Comparable underwriting expenses incurred for the first quarter of 1994 were $30.7 million. The decrease is due to a reduction in acquisition expenses, which decreased proportionately with written premiums.

     Net investment income was $7.6 million for the quarter ended March 31, 1995, an increase of 10.1% over 1994 net investment income of $6.9 million. The marginal increase is the result of the shift in types of securities held in the portfolio.

     RWIC completed the first quarter of 1995 with income before tax expense of $5.1 million as compared to $7.0 million for the comparable period ended March 31, 1994. This represents a decrease of $1.9 million, or 27.1% over 1994. Worse than expected underwriting results in the Company's assumed reinsurance and rental industry liability lines were offset by improved results in its general agency lines.

Interest Expense

     Interest expense increased by $2.2 million to $18.8 million for the quarter ended June 30, 1995, as compared to $16.6 million for the quarter ended June 30, 1994. Higher average debt levels outstanding caused the increase.

Consolidated Group

     As a result of the foregoing, pretax earnings of $32.8 million were realized in the quarter ended June 30, 1995, as compared to $45.8 million for the same period in 1994. After providing for income taxes, net earnings for the quarter ended June 30, 1995 were $20.9 million, as compared to $29.4 million for the same period of the prior year.

FISCAL YEAR ENDED MARCH 31, 1995 VERSUS FISCAL YEAR ENDED MARCH 31, 1994

U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $78.2 million, approximately 9.7%, to $887.6 million in fiscal 1995. The increase from fiscal 1994 is primarily attributable to a $68.6 million increase in net revenues from the rental of moving related equipment. Moving related revenues benefited from transactional (volume) growth within the truck and trailer fleets. Revenues from the rental of self-storage facilities increased by $9.7 million to $80.2 million in fiscal 1995, an increase of approximately 13.8%. Storage revenues continue to be positively impacted by additional rentable square footage and higher average rental rates. Other revenue categories decreased in the aggregate by $0.1 million, with declines in general rental item revenues and other miscellaneous revenues, offset by increases in interest income and gains on the sale of property, plant and equipment.

     Net sales were $170.2 million in fiscal 1995 which represents an increase of approximately 9.1% from fiscal 1994 net sales of $156.0 million. Revenue growth from moving support sale items (i.e., boxes, etc.), hitches and propane resulted in an $11.2 million increase, offset by a $1.9 million decrease in revenue from gasoline sales consistent with the Company's ongoing efforts to remove underground storage tanks and gradually discontinue gasoline sales.

     Cost of sales was $93.5 million in fiscal 1995, as compared to $92.2 million in fiscal 1994. The decrease in cost of sales reflects a reduction in the provision for obsolete inventory between the two years due to management's continued emphasis on disposing of such inventory, including the complete liquidation of RV parts inventory during fiscal 1994. The decrease is also reflective of improved margins on hitch sales. Increased material costs from the sale of moving support sale items and propane, which can be primarily attributed to higher sales levels, partially offset these decreases.

     Operating expenses increased to $683.7 million in fiscal 1995 from $633.6 million in fiscal 1994, an increase of approximately 7.9%. The change from the prior year reflects a $36.9 million increase in rental equipment maintenance costs. Efforts to minimize downtime, an increase in fleet size and higher transaction levels are primarily responsible for the increase. Lease expense declined by $17.9 million to $66.5 million reflecting lease terminations, lease restructuring, and lower finance costs on new leases originated during the past two years. All other operating expense categories increased in the aggregate by $31.0 million, approximately 8.3%, to $402.5 million. These increases are consistent with the growth in revenues.

     Depreciation expense during fiscal 1995 was $151.4 million as compared to $133.5 million in the prior year, reflecting the increase in fleet size and real property acquisitions.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $17.4 million for the year ended December 31, 1994, an increase of $1.6 million, approximately 10.1% over 1993 and accounted for 73.8% of Oxford's premiums in 1994. These premiums are primarily from term life insurance and matured deferred annuity contracts. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

     Premiums from Oxford's direct lines before intercompany eliminations were $6.2 million in 1994, an increase of $4.2 million, or 210% from the prior year. This increase in direct premium revenues is primarily attributable to Oxford's entrance into the credit life and credit accident and health business ($4.4 million in premium revenues). Oxford's direct business related to group life and disability coverage issued to employees of the Company for the year ended December 31, 1994 accounted for approximately 7.2% of premiums. Other direct lines, including the credit business, accounted for approximately 19.0% of Oxford's premiums in 1994.

     Net investment income before intercompany eliminations was $14.1 million and $12.6 million for the years ended December 31, 1994 and 1993, respectively. This increase is due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $1.3 million and $2.1 million for 1994 and 1993, respectively. Oxford had $1.9 million and $1.8 million of other income for 1994 and 1993, respectively.

     Benefits and expenses incurred were $31.0 million for the year ended December 31, 1994, an increase of 27.0% over 1993. Comparable benefits and expenses incurred for 1993 were $24.4 million. This increase is primarily due to the increase in reserves caused by the increase in annuitizations discussed above.

     Operating profit before intercompany eliminations decreased by $0.1 million, or approximately 1.0%, in 1994 to $9.7 million, primarily due to the decrease in gains on sale of fixed maturity investments. Such decrease was partially offset by the increasing margins on the interest sensitive business.

RWIC -- Property and Casualty

     RWIC gross premium writings for the year ended December 31, 1994 were $179.2 million as compared to $175.1 million in 1993. This represents an increase of $4.1 million, or 2.3%. As in prior years, the rental industry market accounts for a significant share of total premiums, approximately 42.8% and 36.6% in 1994 and 1993, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. Growth is also occurring in selected general agency lines. These premiums accounted for approximately 15.1% of gross written premiums for 1994, compared to 12.9% in 1993. RWIC continues underwriting professional reinsurance via broker markets, and premiums in this area decreased in 1994 to $58.3 million, or 32.5% of total gross premiums, from comparable 1993 figures of $70.2 million, or 40.1% of total premiums.

     Net earned premiums increased $8.0 million, or 6.38% to $133.4 million for the year ended December 31, 1994, compared with premiums of $125.4 million for the year ended December 31, 1993. The premium increase was primarily due to planned increased writings in the rental industry and general agency lines.

     Underwriting expenses incurred were $142.1 million for the twelve months ended December 31, 1994, an increase of $5.6 million, or 4.1% over 1993. Comparable underwriting expenses incurred for 1993 were $136.5 million. The increase in underwriting expenses is due to the larger premium volume being written in 1994, which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net earned premiums decreased from 1.09 in 1993 to 1.07 in 1994. This improvement is primarily attributable to improved loss experience combined with continued market rate strength which affects the Company's assumed reinsurance area.

     Net investment income was $29.0 million for the year ended December 31, 1994, an increase of 5.8% over 1993 net investment income of $27.4 million. The increase is due to an increased asset base generated from larger premium volume.

     RWIC completed 1994 with income before taxes before intercompany eliminations of $23.2 million as compared to $19.9 million for the comparable period ended December 1993. This represents an increase of $3.3 million or 16.6% over 1993. Improved underwriting results in the Company's assumed reinsurance area was offset by declines in its workers' compensation and rental industry liability lines.

Interest Expense

     Interest expense decreased by $1.0 million to $67.8 million in fiscal 1995, as compared to $68.8 million in fiscal 1994. While average debt levels outstanding increased, the decrease in interest expense reflects a reduction in the average cost of funds.

Results of Operations -- Consolidated Group

     As a result of the foregoing, pre-tax earnings of $93.5 million were realized in fiscal 1995 as compared to $66.5 million in fiscal 1994. After providing for income taxes, net earnings for fiscal 1995 were $60.0 million as compared to $40.2 million for the same period of the prior year. The consolidated results for the prior year reflect a cumulative effect adjustment resulting from the adoption of Statement of Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and extraordinary costs associated with early extinguishment of debt.

FISCAL YEAR ENDED MARCH 31, 1994 VERSUS FISCAL YEAR ENDED MARCH 31, 1993

U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $63.3 million, approximately 8.5%, to $809.4 million in fiscal 1994. The increase from fiscal 1993 is primarily attributable to a $52.2 million increase in net revenues from the rental of moving related equipment, which benefited from transactional (volume) growth reflecting higher utilization and rental fleet expansion. Revenues from the rental of self-storage facilities increased by $6.6 million to $70.5 million in fiscal 1994, an increase of approximately 10.3%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. All other revenue categories increased in the aggregate by $8.7 million during fiscal 1994 which primarily reflects increases in gains on note sales of approximately $5.0 million and interest income.

     Net sales revenues were $156.0 million in fiscal 1994, which represented an increase of approximately 7.2% from fiscal 1993 net sales of $145.5 million. Revenue from the sale of hitches, moving support items (i.e., boxes, etc.), and propane increased $10.7 million during fiscal 1994.

     Cost of sales was $92.2 million in fiscal 1994, which represented a decrease of approximately 1.0% from fiscal 1993. The reduction in fiscal 1994 reflects a combination of the absence of recreational vehicle sales, reduced levels of outside repairs and a reduction in inventory adjustments which fully offset increased material costs corresponding to the increase in hitch, moving support and propane sales.

     Operating expenses increased to $633.6 million in fiscal 1994 from $599.8 million in fiscal 1993, an increase of approximately 5.6%. The change from the prior year reflects increases in almost all major expense categories with the exception of lease expense for equipment. Rental equipment maintenance costs increased by $27.4 million reflecting fleet expansion, higher utilization, a marginal increase in the age of the fleet and increased emphasis on maximizing rental equipment available to rent by reducing downtime. Lease expense for equipment declined from $117.6 million in fiscal 1993 to $82.9 million in fiscal 1994, a decrease of approximately 29.5%, reflecting lease terminations, lease restructuring and lower finance costs on new leases originated during fiscal 1994. All other operating expense categories increased in the aggregate by $41.1 million, approximately 12.4%, to $373.0 million which is primarily attributable to higher levels of rental and sales activity.

     Depreciation expense during fiscal 1994 was $133.5 million as compared to $110.1 million in the prior year, reflecting the addition of new trucks and trailers and the acquisition of trucks that were previously leased.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $15.8 million for the year ended December 31, 1993, an increase of $0.9 million, approximately 6.0% over 1992 and accounted for 88.7% of Oxford's premiums in 1993. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

     Premiums from Oxford's direct lines before intercompany eliminations were $2.0 million in 1993, a decrease of $1.0 million (33%) from the prior year. The decrease is primarily attributable to an experience refund incurred on the Company's group life insurance business. Oxford's direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 6.3% of Oxford's premiums in 1993. Other direct lines accounted for approximately 5.0% of Oxford's premiums in 1993.

     Net investment income before intercompany eliminations was $12.6 million and $11.5 million for the years ended December 31, 1993 and 1992, respectively. The increase was primarily due to a decrease in interest credited to policyholders because of the increase in annuitizations. Gains on the disposition of fixed maturity investments were $2.1 million and $4.7 million for the years ended December 31, 1993 and 1992, respectively. Oxford had $1.8 million and $2.2 million of other income, for 1993 and 1992, respectively.

     Benefits and expenses incurred were $24.4 million for the year ended December 31, 1993, an increase of 5.2% over 1992. Comparable benefits and expenses incurred for 1992 were $23.2 million. This increase is primarily due to the increase in annuitizations discussed above.

     Operating profit before intercompany eliminations decreased by $3.4 million, approximately 25.8%, in 1993 to $9.8 million, primarily due to the decrease in gains on fixed maturity investments.

RWIC -- Property and Casualty

     RWIC gross premium writings for the year ended December 31, 1993 were $175.1 million, compared to $155.2 million in 1992, an increase of approximately 12.8%. The rental industry market accounted for a significant share of these premiums, approximately 37% and 40% in 1993 and 1992, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers' compensation and casualty accounted for 8.1%, 3.2% and 5.4%, respectively, of gross premium writings in 1993, compared to approximately 15.4%, 2.8% and 11.9%, respectively, in 1992. RWIC also underwrites reinsurance via broker markets, and gross premiums in this area increased from $51.5 million in 1992 to $70.2 million in 1993 due to favorable market conditions.

     Net earned premiums increased $24.3 million, approximately 24%, to $125.4 million for the year ended December 31, 1993. This compares with net earned premiums of $101.1 million for the year ended December 31, 1992. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the excess workers' compensation line of RWIC's general agency business. These planned increases are due to strong rates and reduced capacity in the reinsurance market and increased marketing emphasis on the long standing presence in the excess workers' compensation market.

     Underwriting expenses incurred were $135.6 million for the year ended December 31, 1993, an increase of $17.8 million, approximately 15.1%, over 1992. Comparable underwriting expenses incurred for 1992 were $117.8 million. Higher underwriting expenses are due to larger premium volumes being written in 1993 which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net premiums earned improved from 1.17 in 1992 to 1.08 in 1993. This improvement was primarily attributable to improved loss experience in the Company's assumed reinsurance area, including the lack of catastrophic losses such as those related to Hurricane Andrew in 1992, as well as the previously mentioned strength in rates.

     Net investment income was $27.4 million in 1993, a decrease of approximately 6.5%, as compared to 1992 net investment income of $29.3 million. This decrease is due primarily to lower rates available in the high quality fixed income market. RWIC's net realized gain on the sale of investments was $2.1 million and $0.7 million in 1993 and 1992, respectively, while other income totaled $1.4 million and $2.9 million, respectively.

     RWIC completed 1993 with income before tax expense before intercompany eliminations of $19.9 million as compared to $15.5 million for the comparable period ended December 1992. This represents an increase of $4.4 million, or 28.4% over 1992. The increase is due to a combination of better underwriting results and unplanned gains on bond calls.

Interest Expense

     Interest expense was $68.8 million in fiscal 1994, as compared to $68.0 million in fiscal 1993. The increase reflects higher average levels of debt outstanding (See "Liquidity and Capital Resources"), a higher proportion of fixed rate debt, and a lengthening of maturities offset by lower cost of funds.

Extraordinary Loss on Extinguishment of Debt

     During the first and third quarters of fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased was 9.34%. The purchase resulted in an extraordinary charge of $1.9 million, net of $1.0 million of tax benefit.

     During the fourth quarter of fiscal 1994, the Company terminated swaps with a notional value of $77.0 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1.5 million, net of $0.8 million of tax benefit.

Results of Operations -- Consolidated Group

     As a result of the foregoing, pre-tax earnings of $66.5 million were realized in fiscal 1994 as compared to $49.2 million in fiscal 1993. After providing for income taxes, extraordinary costs associated with the early extinguishment of debt and the cumulative effect of a change in accounting principle, net earnings for fiscal 1994 were $40.2 million as compared to $31.9 million in fiscal 1993.

QUARTERLY RESULTS

     The following table presents unaudited quarterly results for the eight quarters in the period beginning July 1, 1993 and ending June 30, 1995. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements included herein. The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). The operating results for the periods presented are not necessarily indicative of results for any future period.

                                                                   QUARTER ENDED
                                                  -------------------------------------------------
                                                  SEPT.  30,    DEC. 31,     MARCH 31,     JUNE 30,
                                                    1994          1994         1995          1995
                                                  ----------    --------     ---------     --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..................................  $361,115     $295,888     $260,282     $330,509
Net earnings (loss).............................    40,071        1,907      (11,359)      20,862
Net earnings (loss) per common share(1)(2)......      1.00         (.04)        (.44)         .46

                                                                   QUARTER ENDED
                                                  ------------------------------------------------
                                                  SEPT. 30,     DEC. 31,     MARCH 31,    JUNE 30,
                                                    1993          1993         1994         1994
                                                  ---------     --------     ---------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..................................  $324,968     $267,448     $251,091     $322,333
Net earnings (loss).............................    30,601        1,799       (9,575)      29,413
Net earnings (loss) per common share(1).........       .79         (.02)        (.33)         .71

---------------
(1) For the quarters ended December 31, 1993, March 31, June 30, September 30, December 31, 1994, March 31, and June 30, 1995, net earnings (loss) per common share amounts were computed after giving effect to the dividend on the Company's Series A 8 1/2% Preferred Stock.

(2) Reflects the adoption of Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plan."

LIQUIDITY AND CAPITAL RESOURCES

U-Haul Operations

     To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. At June 30, 1995, net property, plant and equipment represented approximately 68.4% of total U-Haul assets and approximately 47.2% of consolidated assets. In the first quarter of fiscal 1996, capital expenditures were $70.1 million, as compared to $144.8 million in the first quarter of fiscal 1995, reflecting new rental truck acquisitions, purchase of trucks previously leased, and real property acquisitions. The decrease in capital expenditures from the prior year is due to a decrease in new rental truck acquisitions. These acquisitions were funded with internally generated funds from operations, and debt financings.

     Cash flows from operations were $61.9 million in the first quarter of fiscal 1996, as compared to $113.2 million in the first quarter of fiscal 1995. The decrease of $51.3 million is primarily due to a decrease in net change of operating assets and liabilities, specifically an increase in receivables, and decreases in accounts payable and accrued liabilities and deferred income taxes.

Oxford -- Life Insurance

     Oxford's primary sources of cash are premiums, receipts from interest-sensitive products and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

     Cash provided by operating activities were $3.7 million and $0.8 million for the quarters ended March 31, 1995 and 1994, respectively. Cash flows from new annuity reinsurance agreements increase investment contract deposits as well as the purchase of fixed maturities. Cash flows from financing activities of new annuity reinsurance agreements were approximately $55.0 million for the quarter ended March 31, 1995. In addition to cash flow from operating and financing activities, a substantial amount of liquid funds is available through Oxford's short-term portfolio. At March 31, 1995 and 1994, short-term investments amounted to $10.8 million and $18.5 million, respectively. Management believes that the overall sources of liquidity will continue to meet foreseeable cash needs.

     Stockholder's equity of Oxford, excluding investment of RWIC (in prior years), increased to $90.4 million in 1995 from $88.2 million in 1994. Ponderosa now holds 100% of the common stock of RWIC as a result of a property dividend made by Oxford on June 30, 1994.

     Applicable laws and regulations of the State of Arizona require the Company's insurance subsidiaries to maintain minimum capital determined in accordance with statutory accounting practices in the amount of $400,000. In addition, the amount of dividends that can be paid to stockholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. As a result of the dividend of RWIC stock on June 30, 1994, the state of Arizona must approve future dividends made through June 30, 1995. These restrictions are not expected to have a material adverse effect on the ability of the Company to meet its cash obligations.

RWIC -- Property and Casualty

     Cash flows from operating activities were $3.4 million and $8.2 million for the quarters ended March 31, 1995 and March 31, 1994, respectively. The change is due to decreased net income and increased reserves related to premium writings, offset by a small change in accounts receivable as compared to a large increase during the first quarter of 1994.

     RWIC's short-term investment portfolio was $17.1 million at March 31, 1995. This level of liquid assets, combined with budgeted cash flow, is adequate to meet periodic needs. This balance also reflects funds in transition from maturity proceeds to long-term investments. The structure of the long-term portfolio is designed to match future cash needs. Capital and operating budgets allow RWIC to accurately schedule cash needs.

     RWIC maintains a diversified investment portfolio, primarily in bonds at varying maturity levels. Approximately 95.7% of the portfolio consists of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Current liquidity is adequate, with current invested assets equal to 96.7% of total liabilities.

     Stockholder's equity increased 3.6% from $168.1 million at December 31, 1994 to $174.1 million at March 31, 1995. RWIC considers current stockholder's equity to be adequate to support future growth and absorb unforeseen risk events. RWIC does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions. RWIC paid no stockholder's dividends during the quarter ended March 31, 1995.

Consolidated Group

     At June 30, 1995, total notes and loans payable outstanding was $866.1 million as compared to $881.2 million at March 31, 1995, and $725.6 million at June 30, 1994. The increase from 1994 reflects the expansion in the rental fleet and self-storage operation.

     During each of the fiscal years ending March 31, 1996, 1997, and 1998, U-Haul estimates gross capital expenditures will average approximately $350 million as a result of the expansion of the rental fleet and self-storage operation. This level of capital expenditures, combined with an average of approximately $100 million in annual long-term debt maturities during this same period, are expected to create annual average funding needs of approximately $450 million. Management estimates that U-Haul will fund approximately 60% of these requirements with internally generated funds, including proceeds from the disposition of older trucks and other asset sales. The remainder of the anticipated capital expenditures are expected to be financed through existing credit facilities, new debt placements, and equity offerings.

Credit Agreements

     The Company's operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes, and revolving lines of credit with domestic and foreign banks. Principally to finance its fleet of trucks and trailers, the Company routinely enters into sale and leaseback transactions. As of June 30, 1995, the Company had $866.1 million in total notes and loans payable outstanding and unutilized committed credit of approximately $252.0 million.

     Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. In addition, these credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company.

     The Company is further restricted in the type and amount of dividends and distributions that it may issue or pay, and in the issuance of certain types of preferred stock. The Company is prohibited from issuing shares of preferred stock that provide for any mandatory redemption, sinking fund payment, or mandatory prepayment, or that allow the holders thereof to require the Company or a subsidiary of the Company to repurchase such preferred stock at the option of such holders or upon the occurrence of any event or events without the consent of its lenders.

OTHER

     Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", was issued by the Financial Accounting Standards Board in May 1993. This standard is effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company adopted this statement during the first quarter of fiscal 1996 with no material impact on its financial condition or result of operations.

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" was issued by the Financial Accounting Standards Board in May 1993. This standard requires classification of debt securities into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis in a separate component of shareholders' equity. Securities classified as trading are recorded at fair value with unrealized gains or losses reported on a net basis in income. The Company (excluding RWIC) adopted the standard effective fiscal 1995, except for RWIC which adopted the standard effective December 31, 1993. The net unrealized loss of approximately $1,569,000 at June 30, 1995 is reflected as a separate component of shareholders' equity. The Company does not currently maintain a trading portfolio.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued by the Financial Accounting Standards Board in March 1995. This standard is effective for fiscal years beginning after December 15, 1995, and establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The Company has not completed an evaluation of the effect of this standard.

     Statement of Position 93-7, "Reporting on Advertising Costs", was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. This statement of position is effective for financial statements for years beginning after June 15, 1994. The Company currently matches certain advertising costs with revenue generated in future periods. The Company adopted this statement during the first quarter of fiscal 1996. The Company logs data which substantiates that truck and trailer rental reservations are placed during the customer's telephone call. At June 30, 1995, $9,072,000 of yellow page directory costs were reported as assets, with related amortization expense of $5,700,000 for the quarter ended June 30, 1995.

     Other pronouncements issued by the Financial Accounting Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company

IMPACT OF INFLATION

     Inflation has had no material financial effect on the Company's results of operations in the years discussed.

                                    BUSINESS

HISTORY

     The Company was founded in 1945 under the name "U-Haul Trailer Rental Company". From 1945 to 1975, the Company rented trailers and trucks on a one-way and in-town(R) (round-trip) basis through independent dealers (at that time principally independent gasoline service stations). Since 1974, the Company has developed a network of Company-owned rental centers (U-Haul Centers) (through which U-Haul rents its trucks and trailers and provides a number of other related products and services) and has expanded the number and geographic diversity of its independent dealers. At March 31, 1995, the Company's distribution network included over 1,000 U-Haul Centers and over 13,200 independent dealers.

     In March 1974, in conjunction with the acquisition and construction of U-Haul Centers, the Company entered the self-storage business. As of March 31, 1995, such self-storage facilities were located at or near approximately 67% of the Company's U-Haul Centers. Beginning in 1974, the Company introduced the sale and installation of hitches and towing systems, as well as the sale of support items such as packing and moving aids. During 1983, the Company expanded its range of do-it-yourself rental products to include tools and equipment for the homeowner and small contractor and other general rental items.

     In 1969, the Company acquired Oxford to provide employee health and life insurance for the Company in a cost-effective manner. In 1973, the Company formed RWIC to provide automobile liability insurance for the U-Haul truck and trailer rental customers.

     Commencing in 1987, the Company began the implementation of a strategic plan designed to emphasize reinvestment in its core do-it-yourself rental, moving, and storage business. The plan included a fleet renewal program (see "Business -- U-Haul Operations -- Rental Equipment Fleet"), and provided for the discontinuation of certain unprofitable and unrelated operations. As part of its plan, the Company discontinued the operation of its full-service moving van lines, initiated the phase out of its recreational vehicle rental operations, and began the disposition of its recreational vehicle rental fleet. The disposition of the moving van lines' assets and the recreational vehicle rental fleet were completed in 1988 and 1992, respectively. The Company also eliminated various types of rental equipment and closed certain warehouses and repair facilities. The Company believes that its refocused business strategy enabled U-Haul to generate higher revenues and to achieve significant cost savings.

     Since 1987, the Company has sold surplus real estate assets with a book value of approximately $39.2 million for total proceeds of approximately $79.3 million.

     In 1990, the Company reorganized its operations into separate legal entities, each with its own operating, financial, and investment strategies. The reorganization separated the Company into three parts: U-Haul rental operations, insurance, and real estate. The purpose of the reorganization was to increase management accountability and to allow the allocation of capital based on defined performance measurements.

BUSINESS STRATEGY

     U-HAUL OPERATIONS

     The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer.

     Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering other related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including "Safemove(R)" and "Safestor(R)", to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company provides rental customers the option of storing their possessions at either their points of departure or destination.

     Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of over 7,700 independent dealers.

     To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 73,000 new trucks between March 1987 and March 1995 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately five years at March 1995. During this period, approximately 62,000 trucks were retired or sold.

     Since 1990, U-Haul has replaced approximately 55% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck and a trailer's longer useful life, the Company expects to replace trailers only as necessary.

     Beginning in 1983, the Company implemented a point-of-sale computer system for all of its Company-owned locations. The system was designed primarily to handle the Company's reservations, traffic, and reporting of rental transactions. The Company believes that the implementation of the system has been a significant factor in allowing the Company to increase its fleet utilization. Since the initial implementation, the Company has added several additional enhancements to the system, including full budgeting and financial reporting systems.

     INSURANCE OPERATIONS

     Oxford's business strategy emphasizes long-term capital growth funded through earnings from reinsurance and investment activities. In the past, Oxford has selectively reinsured life, health, and annuity-type insurance products. Oxford anticipates pursuing its growth strategy by providing reinsurance facilities to well-managed insurance or reinsurance companies offering similar type products who are desirous of additional capital either as a result of rapid growth or regulatory demands or who are divesting non-core business lines.

     RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance coverage, self-storage property coverage, motor home insurance coverage, and general rental equipment coverage. RWIC has used and plans to continue to use this knowledge to expand its customer base by offering similar products to customers other than U-Haul. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and excess workers' compensation and by assuming reinsurance business.

U-HAUL OPERATIONS

     GENERAL

     The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of Company-owned U-Haul Centers and independent dealers throughout the United States and Canada.

     Substantially all of the Company's rental revenue is derived from do-it-yourself moving customers. The remaining business comes from commercial/industrial customers. Moving rentals include: (i) in-town(R) (round-trip) rentals, where the equipment is returned to the originating U-Haul Center or independent dealer and (ii) one-way rentals, where the equipment is returned to a U-Haul Center or independent dealer in another city. Typically, the number of in-town(R)rental transactions in any given year is substantially greater than the number of one-way rental transactions. However, total revenues generated by one-way transactions in any given year typically exceed total revenues from in-town(R) rental transactions.

     As part of the Company's integrated approach to the do-it-yourself moving market, U-Haul has a variety of product offerings. U-Haul's "Moving Made Easier(R)" program is designed to offer clean, well-maintained rental trucks and trailers at a price the customer can afford and to provide support items such as furniture pads, hand trucks, appliance and utility dollies, mirrors, tow bars, tow dollies, and bumper hitches. The Company also sells boxes, tape, and packaging materials and rents additional items such as floor polishers and carpet cleaning equipment at its U-Haul Center locations. U-Haul Centers also install hitches and sell propane, and some of them sell gasoline. U-Haul sells insurance packages such as (i) "Safemove(R)", which provides moving customers with a damage waiver, cargo protection, and medical and life coverage, and (ii) "Safestor(R)", which provides self-storage rental customers with various insurance coverages.

     The U-Haul truck and trailer rental business tends to be seasonal with more transactions and revenues generated in the spring and summer months than during the balance of the year. The Company attributes this seasonality to the preference of do-it-yourself movers to move during this time. Also, consistent with do-it-yourself mover preferences, the number of rental transactions tends to be higher on weekends than on weekdays.

     RENTAL EQUIPMENT FLEET

     As of March 31, 1995, U-Haul's rental equipment fleet consisted of approximately 81,000 trucks and approximately 91,000 trailers. Rental trucks are offered in five sizes and range in size from the ten-foot "Mini-Mover(R)" to the twenty-six-foot "Super-Mover(R)". In addition, U-Haul offers pick-up trucks and cargo vans at many of its locations. Trailers range between six feet and twelve feet in length and are offered in both open and closed box configurations.

     DISTRIBUTION NETWORK

     The Company's U-Haul products and services are marketed across the United States and Canada through, as of March 31, 1995, over 1,000 Company-operated U-Haul Centers and over 13,200 independent dealers. The independent dealers, which include gasoline station operators, general equipment rental operators, and others, rent U-Haul trucks and trailers in addition to carrying on their principal lines of business. U-Haul Centers, however, are dedicated to the U-Haul line of products and services and offer those and related products and services. Independent dealers are commonly located in suburban and rural markets, while U-Haul Centers are concentrated in urban and suburban markets.

     Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. Independent dealers also may earn referral commissions on U-Haul products and services provided at other U-Haul locations. The Company maintains contracts with its independent dealers that can be cancelled upon thirty days' written notice by either party.

     In addition, the Company has sought to improve the productivity of its rental locations by installing computerized reservations and network management systems in each U-Haul Center and a limited number of independent dealers. The Company believes that these systems have been a major factor in enabling the Company to deploy equipment more effectively throughout its network of locations and anticipates expanding these systems to cover additional independent dealers.

     The Company's U-Haul Center and independent dealer network in the United States and Canada is divided into 11 districts, each supervised by an area district vice president. Within the districts, the Company has established local marketing companies, each of which, guided by a marketing company president, is responsible for retail marketing at all U-Haul Centers and independent dealers within its respective geographic area.

     Although rental dealers are independent, U-Haul area field managers work with the dealer network by reviewing each independent dealer's facilities, auditing their activities, and providing training on securing more customers on a regular basis. In addition, the area field managers recruit new independent dealers for expansion or replacement purposes. U-Haul has instituted performance compensation programs that focus on accomplishment and reward strong performers.

     SELF-STORAGE BUSINESS

     U-Haul entered the self-storage business in 1974 and since that time has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. In addition, the Company has entered into management agreements to manage self-storage properties owned by other companies and is expanding its ownership of self-storage facilities. The Company also provides financing and management services for independent self-storage businesses.

     Through approximately 700 Company-owned locations in the United States and Canada, the Company offers for rent more than 15.0 million square feet of self-storage space. The Company's self-storage facility locations range in size from 1,000 to 147,000 square feet of storage space, with individual storage spaces ranging in size from 16 square feet to 200 square feet.

     The primary market for storage rooms is customers storing household goods. The majority of customers renting storage rooms are in the process of a move. Even with an increase of over 31,000 new and acquired storage rooms during fiscal 1995, average occupancy remained high, ranging from mid-80% to low-90% with very little seasonal variations. During fiscal 1995 and fiscal 1994, delinquent rentals as a percentage of total storage rentals were approximately 6% in each year, which rate the Company considers to be satisfactory.

     EQUIPMENT DESIGN, MANUFACTURE AND MAINTENANCE

     The Company designs and manufactures its truck van boxes, trailers, and various other support rental equipment items. With the needs of the do-it-yourself moving customer in mind, the Company's equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability, and fuel economy. Truck chassis are manufactured to Company specifications by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at eight Company-owned manufacturing and assembly facilities in the United States.

     The Company services and maintains its trucks and trailers through an extensive preventive maintenance program. Regular vehicle maintenance is generally performed at Company-owned facilities located throughout the United States and Canada. Major repairs are performed either by the chassis manufacturers' dealers or by Company-owned repair shops. To the extent available, the Company takes advantage of manufacturers' warranties.

     COMPETITION

     The do-it-yourself moving truck and trailer rental market is highly competitive and dominated by national operators in both the in-town(R) and one-way markets. These competitors include the truck rental divisions of Ryder System, Penske Truck Leasing, and Budget Rent-A-Car. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, the Company focuses on the do-it-yourself mover. The Company believes that the principal competitive factors are price, convenience of rental locations, and availability of quality rental equipment.

     The self-storage industry is also highly competitive. The top three national firms, including the Company, Public Storage and Shurgard, only account for ten percent of total industry square footage. Efficient management of occupancy and delinquency rates, as well as price and convenience, are key competitive factors.

     EMPLOYEES

     For the period ended March 31, 1995, the Company's non-seasonal workforce consisted of approximately 12,000 employees comprised of approximately 41% part-time and 59% full-time employees. During the summer months, the Company increases its workforce by approximately 400 employees and the percentage of part-time employees increases to approximately 46% of the total workforce. The Company's employees are non-unionized, and management believes that its relations with its employees are satisfactory.

INSURANCE OPERATIONS

     OXFORD -- LIFE INSURANCE

     Oxford underwrites life, health and annuity insurance, both as a direct writer and as an assuming reinsurer. Oxford's direct writings are primarily related to the underwriting of credit life and accident and health business which accounted for 18.6% of Oxford's premium revenues for the year ended December 31, 1994. Oxford's other direct lines are related to group life and disability coverage issued to employees of AMERCO and its subsidiaries. For the year ended December 31, 1994, approximately 7.2% of Oxford's premium revenues resulted from business with AMERCO and its subsidiaries. In addition, direct premium includes individual life insurance acquired from other insurers. Oxford administers AMERCO's self-insured group health and dental plans.

     Oxford's reinsurance assumed lines, which accounted for approximately 73.8% of Oxford's premium revenues for the year ended December 31, 1994, include individual life insurance coverage, annuity coverages, excess loss health insurance coverage, credit life, credit accident and health and short-term travel accident coverage. These reinsurance arrangements are entered into with unaffiliated insurers, except for travel accident products reinsured from RWIC.

     RWIC -- PROPERTY AND CASUALTY

     RWIC's underwriting activities consist of three basic areas: U-Haul and U-Haul-affiliated underwriting; direct underwriting; and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul and U-Haul employees, and U-Haul-affiliated underwritings consist primarily of coverage for U-Haul customers. For the year ended December 31, 1994, approximately 40% of RWIC's written premiums resulted from U-Haul and U-Haul-affiliated underwriting activities. RWIC's direct underwriting is done through home office underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees and storage rental properties, and coverage for commercial multiple peril and excess workers' compensation. RWIC's assumed reinsurance underwriting is done via broker markets and includes, among other things, reinsurance of municipal bond insurance written through MBIA, Inc.

     RWIC's liability for unpaid losses is based on estimates of the ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for incurred but unreported losses based on RWIC's historical experience supplemented by insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expense paid to losses paid.

     The liabilities are estimates of the amount necessary to settle all claims as of the date of the stated reserves and all incurred but not reported claims. RWIC updates the reserves as additional facts regarding claims become apparent. In addition, court decisions, economic conditions and public attitudes impact the estimation of reserves and also the ultimate cost of claims. In estimating reserves, no attempt is made to isolate inflation from the combined effect of numerous factors including inflation. Unpaid losses and unpaid loss expenses are not discounted.

     RWIC's unpaid loss and loss expenses are certified annually by an independent actuarial consulting firm as required by state regulation.

     Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Balance at January 1.......................................  $314,482     $320,509     $325,453
  Less reinsurance recoverable.............................    76,111       81,747       89,434
                                                             --------     --------     --------
Net balance at January 1...................................   238,371      238,762      236,019
Incurred related to:
  Current year.............................................   102,782       91,044       96,451
  Prior years..............................................     6,576       12,688       (4,241)
                                                             --------     --------     --------
Total incurred.............................................   109,358      103,732       92,210
Paid related to:
  Current year.............................................    22,269       20,200       23,936
  Prior years..............................................    70,382       83,923       65,531
                                                             --------     --------     --------
Total paid.................................................    92,651      104,123       89,467
Net balance at December 31.................................   255,078      238,371      238,762
  Plus reinsurance recoverable.............................    74,663       76,111       81,747
                                                             --------     --------     --------
Balance at December 31.....................................  $329,741     $314,482     $320,509
                                                             ========     ========     ========

     As a result of changes in estimates of insured events in prior years, the provision for unpaid loss and loss adjustment expenses (net of reinsurance recoveries of $26.5 million and $24.3 million in 1994 and 1993, respectively) increased by $6.6 million and $12.7 million in 1994 and 1993, respectively, because of higher than anticipated losses and related expenses for claims associated with assumed reinsurance and certain retrospectively rated policies.

     The table on page 25 illustrates the change in unpaid loss and loss expenses. The first line shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to that reserve. The third section, reading down, shows reestimates of the original recorded reserve as of the end of successive years. The last section compares the latest reestimated reserve amount to the reserve amount as originally established. This last section is cumulative and should not be summed.

                    UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

                                                  DECEMBER 31
                          ---------------------------------------------------------------
                            1984       1985       1986       1987       1988       1989
                          --------   --------   --------   --------   --------   --------
                                                 (IN THOUSANDS)
Reserve for Unpaid
 Loss and Loss
Adjustment Expenses:....  $ 90,315   $123,342   $146,391   $168,688   $199,380   $207,939
 Paid (Cumulative)
  as of:
  One year later........    24,602     41,170     54,627     49,681     59,111     50,992
  Two years later.......    50,628     77,697     92,748     91,597     89,850     87,850
  Three years later.....    70,719    105,160    124,278    110,834    114,979    116,043
  Four years later......    84,936    126,734    137,744    129,261    133,466    132,703
  Five years later......    95,583    133,421    151,354    142,618    145,864    142,159
  Six years later.......    98,018    142,909    161,447    152,579    153,705
  Seven years later.....   102,805    151,379    169,601    158,531
  Eight years later.....   109,055    158,728    173,666
  Nine years later......   114,334    162,082
  Ten years later.......   117,465

Reserve Reestimated
  as of:
  One year later........   101,097    138,287    167,211    187,663    200,888    206,701
  Two years later.......   107,111    147,968    192,272    190,715    202,687    206,219
  Three years later.....   115,746    168,096    192,670    194,280    203,343    199,925
  Four years later......   119,977    168,040    199,576    195,917    199,304    198,986
  Five years later......   119,513    175,283    201,303    195,203    200,050    197,890
  Six years later.......   122,791    178,232    202,020    196,176    198,001
  Seven years later.....   125,863    182,257    202,984    196,770
  Eight years later.....   128,815    184,266    202,654
  Nine years later......   132,207    187,247
  Ten years later.......   136,854

  Initial Reserve in
   Excess of (Less than)
 Reestimated Reserve:
 Amount (Cumulative)....  $(46,539)  $(63,905)  $(56,263)  $(28,082)  $  1,379   $ 10,049

                                             DECEMBER 31
                          ----------------------------------------------------
                            1990       1991       1992       1993       1994
                          --------   --------   --------   --------   --------
                                           (IN THOUSANDS)
Reserve for Unpaid
 Loss and Loss
Adjustment Expenses:....  $226,324   $236,019   $238,762   $314,482   $329,741

 Paid (Cumulative)
  as of:
  One year later........    55,128     65,532     83,923     70,382
  Two years later.......    97,014    105,432    123,310
  Three years later.....   120,994    126,390
  Four years later......   133,338
  Five years later......
  Six years later.......
  Seven years later.....
  Eight years later.....
  Nine years later......
  Ten years later.......

Reserve Reestimated
  as of:
  One year later........   229,447    231,779    251,450    321,058
  Two years later.......   221,450    224,783    254,532
  Three years later.....   211,988    223,403
  Four years later......   207,642
  Five years later......
  Six years later.......
  Seven years later.....
  Eight years later.....
  Nine years later......
  Ten years later.......

  Initial Reserve in
   Excess of (Less than)
 Reestimated Reserve:
 Amount (Cumulative)....  $ 18,682   $ 12,616   $(15,770)  $ (6,576)

     The operating results of the property and casualty insurance industry, including RWIC, are subject to significant fluctuations due to numerous factors, including premium rate competition, catastrophic and unpredictable events (including man-made and natural disasters), general economic and social conditions, interest rates, investment returns, changes in tax laws, regulatory developments, and the ability to accurately estimate liabilities for unpaid losses and loss expenses.

     INVESTMENTS

     Oxford's and RWIC's investments must comply with the insurance laws of the State of Arizona where the companies are domiciled. These laws prescribe the type, quality, and concentration of investments that may be made. In general, these laws permit investments in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and real estate, within specified limits and subject to certain qualifications. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security.

     The investment philosophies of Oxford and RWIC emphasize protection of principal through the purchase of investment grade fixed income securities. Approximately 99.0% of Oxford's portfolio and 95.5% of RWIC's portfolio consist of investment grade securities. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

     REINSURANCE

     The Company's insurance operations assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer remains liable should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

     REGULATION

     The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders. As a result of federal legislation, the primary regulation of the insurance industry is performed by the states. State regulation extends to such matters as licensing companies; restricting the types or quality of investments; regulating capital and surplus and actuarial reserve maintenance; setting solvency standards; requiring triennial financial examinations, conduct market surveys, and the filing of reports on financial condition; licensing agents; regulating aspects of the insurance companies' relationship with their agents; restricting expenses, commissions, and new business issued; imposing requirements relating to policy contents; restricting use of some underwriting criteria; regulating rates, forms, and advertising; limiting the grounds for cancellations or non-renewal of policies; regulating solicitation and replacement practices; and specifying what might constitute unfair practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary.

     In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the NAIC), state legislatures, insurance regulators, and the United States Congress. State legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. The NAIC and state insurance regulators have been examining existing laws and regulations with an emphasis on insurance company investment and solvency issues. Legislation has been introduced in Congress that could result in the federal government assuming some role in the regulation of the insurance industry. It is not possible to predict the future impact of changing state and federal regulation on the operations of Oxford and RWIC.

     Beginning in 1993, the NAIC adopted and implemented minimum risk-based capitalization requirements for life insurance companies, including Oxford. As of the date of this prospectus, Oxford is in compliance with these requirements. The NAIC has also adopted a model for establishing minimum risk-based capitalization requirements for property and casualty insurance and reinsurance companies in 1994. As of the date of this prospectus, RWIC is in compliance with these requirements.

     COMPETITION

     The insurance industry is competitive. Competitors include a large number of life insurance companies and property and casualty insurance companies, some of which are owned by stockholders and others of which are owned by policyholders (mutual). Many companies in competition with Oxford and RWIC have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design, and services rendered to producers and policyholders.

AMERCO REAL ESTATE OPERATIONS

     AREC owns and manages most of the Company's real estate assets, including the Company's U-Haul Center locations. AREC has responsibility for acquiring and developing properties suitable for new U-Haul Centers and self-storage locations. In addition to the U-Haul operations, AREC actively seeks to lease or dispose of surplus properties. See "Business -- History".

ENVIRONMENTAL MATTERS

     UNDERGROUND STORAGE TANKS

     The Company owns properties that, as of March 31, 1995, contained a total of approximately 1,000 underground storage tanks (USTs). The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil. The USTs are subject to various federal, state, and local laws and regulations that require testing and removal of leaking USTs, and remediation of polluted soils and groundwater under certain circumstances. In addition, if leakage from USTs has migrated, the Company may be subject to civil liability to third parties. In fiscal years 1990 through 1995, the Company incurred expenditures totaling approximately $21.0 million for removal and remediation of 1,709 USTs, a portion of which may be recovered from insurance and certain states' funds for the removal of USTs. Expenditures incurred through the end of fiscal 1995 may not be representative of future experience. However, the Company believes that compliance with laws and regulations, and cleanup and liability costs related to USTs will not have a material adverse effect on the Company's financial condition or operating results.

     In fiscal 1989, the Company instituted a program to test its USTs for leakage and to remove all but approximately 100 of the approximately 2,755 USTs then existing by the year 2000. The approximately 100 USTs expected to remain at the conclusion of the Company's testing and removal program are currently anticipated to consist primarily of waste oil tanks not required to be removed under current laws and regulations and gasoline tanks located at its remote rental locations where their use is deemed necessary to service the Company's moving customers. The Company currently budgets $5 million annually for UST testing, removal, and remediation. The Company treats these costs as capital costs to the extent that they improve the safety or efficiency of the associated properties as compared to when the properties were originally acquired or if the costs are incurred in preparing the properties for sale, but not in excess of the net realizable value of such properties.

     FEDERAL SUPERFUND SITES

     The Company has been named as a "potentially responsible party" (PRP) with respect to the disposal of hazardous wastes at ten federal superfund hazardous waste sites located in ten states. Under applicable laws and regulations, the Company could be held jointly and severally liable for the costs to clean-up these sites. Currently, the Company has entered into buyout agreement settlements for nine of the sites for de minimis amounts. One of the sites has been disputed by the Company with no response for eight years. Based upon the information currently available to the Company regarding these ten sites, the current anticipated magnitude of the clean-up, the number of PRPs, and the volumes of hazardous waste currently anticipated to be attributed to the Company and other PRPs, the Company believes its share of the cost of investigation and clean-up at the ten superfund sites will not have a material adverse effect on the Company's financial condition or operating results.

     WASHINGTON STATE HAZARDOUS WASTE SITES

     The Company owns one parcel of property within two state hazardous waste sites in the State of Washington. The Company owns a parcel of property in Yakima, Washington that is believed to contain elevated levels of pesticide and other contaminant residue as a result of onsite operations conducted by one or more former owners. The State of Washington has designated the property as a state hazardous waste site known as the "Yakima Valley Spray Site". The Company has been named by the State of Washington as a "potentially liable party" (PLP) under state law with respect to this site. The Company, together with eight other companies and persons, has formed a committee that has retained an environmental consultant. The process of site assessment on the Yakima Valley Spray Site is ongoing and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Although the Company has entered into an agreement with such other companies and persons under which the Company has assumed responsibility for 20% of the costs to investigate the site, no agreement among the parties with respect to clean-up costs has been entered into as of the date of this prospectus.

     In addition, the Company has been named by the State of Washington as a PLP along with 12 other PLPs with respect to another state-listed hazardous waste site known as the "Yakima Railroad Site". The Yakima Valley Spray Site is located within the Yakima Railroad Site. The Company has been notified that the Yakima Railroad Site involves potential groundwater contamination in an area of approximately two square miles. The Company has contested its designation as a PLP at this site, but, at the date of this prospectus, no formal ruling has been issued in this matter.

     In February 1992, the State of Washington issued an enforcement order to the Company and eight other parties requiring conduct of an interim remedial action involving the provision of bottled water to households that obtain drinking water from wells within the Yakima Railroad Site. Without conceding any liability, the Company and several of the other PLPs have implemented the bottled water program. The State of Washington has stated its intention to expand the existing municipal water system to supply municipal water to those households currently receiving bottled water, and it is estimated that the cost thereof will be approximately $6 million, with such cost being allocated among the PLPs.

     In addition, there will be costs associated with remedial measures to address the regional groundwater contamination issue. The process of site assessment on the Yakima Railroad Site is ongoing and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Moreover, the investigative and remedial costs incurred by the State can be imposed upon the Company and any other PLP as a joint and several liability. At the date of this prospectus, other than the indication of the expansion of the municipal water system, there has been no formal indication from the State of Washington of its intentions regarding future cost recoveries at the Yakima Railroad Site.

     OTHER

     The Company owns eight facilities that manufacture and assemble various components of the Company's equipment. In addition, the Company owns various facilities engaged in the maintenance and servicing of its equipment. Various individual properties owned and operated by the Company are subject to various state and local laws and regulations relating to the methods of disposal of solvents, tires, batteries, antifreeze, waste oils and other materials. Compliance with these requirements is monitored and enforced at the local level. Based upon information currently available to the Company, compliance with these local laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition or operating results.

     The Company currently leases approximately 200 properties to various businesses. The Company has a policy of leasing properties subject to an environmental indemnification from the lessee for operations conducted by the lessee. It should be recognized, however, that such indemnifications do not cover pre-existing conditions and may be limited by the lessee's financial capabilities. In any event, to the extent that any lessee does not perform any of its obligations under applicable environmental laws and regulations, the Company may remain potentially liable to governmental authorities and other third parties for environmental conditions at the leased properties. Furthermore, as between the Company and its lessees, disputes may arise as to allocations of liability with respect to environmental conditions at the leased properties.

     Finally, it should be recognized that the Company's present and past facilities have been in operation for many years and, over that time in the course of those operations, some of the Company's facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of the Securities.

                                   THE TRUST

     As part of the bankruptcy proceedings resulting from the Shoen Litigation described below, the Company has agreed to issue the Securities to the Trust. The Company will pay all charges and expenses of the transfer agent in connection with the issuance of the Securities to the Trust. The Company will not pay any commission or other remuneration to any broker, dealer, salesman, or other person in connection with the issuance of the Securities to the Trust. The issuance of the Securities will be made in accordance with the bankruptcy proceedings described below.

                                SHOEN LITIGATION

     Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty, who are current members of the Board of Directors of the Company and Paul F. Shoen, who is a former director are defendants in an action in the Superior Court of the State of Arizona, Maricopa County, entitled Samuel
W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139 (the "Shoen Litigation"), instituted August 2, 1988 by the Non-Stockholder Plaintiffs, by certain affiliates of the Non-Stockholder Plaintiffs that own Common Stock of the Company (the "Stockholder-Plaintiffs"), by Mary Anna Shoen Eaton, and by Maran, Inc. (the Non-Stockholder Plaintiffs, the Stockholder Plaintiffs, Mary Anna Shoen Eaton, and Maran, Inc. shall collectively be referred to as the "plaintiffs"). The plaintiffs alleged, among other things, that certain plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company common stock to certain key employees. That sale allegedly prevented the plaintiffs from gaining a majority position in the Company's voting stock and control of the Company's Board of Directors. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, punitive damages, and statutory post judgment interest.

     Based on the plaintiffs' theory of damages (that their stock has little or no current value), the Court ruled that the plaintiffs elected as their remedy in this lawsuit to transfer their shares of stock to the defendants upon the satisfaction of the judgment. On October 7, 1994, the jury determined that the defendants breached their fiduciary duties and such breach diminished the value of the plaintiffs' stock. On February 21, 1995, judgment was entered against the defendants in the amount of approximately $461.8 million plus interest and taxable costs.

     Pursuant to separate indemnification agreements, the Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws, for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. In addition, the transfer of Common Stock from the plaintiffs to the defendants would implicate rights held by the Company. For example, pursuant to the Company's By-Laws, the Company has certain rights of first refusal with respect to the transfer of the plaintiffs' stock. In addition, the defendants' rights to acquire the plaintiffs' stock may present a corporate opportunity which the Company is entitled to exercise.

     On February 21, 1995, Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty (the "Director-Defendants") filed for protection under Chapter 11 of the federal bankruptcy laws, resulting in the issuance of an order automatically staying the execution of the judgment against those defendants. In late April 1995, the Director-Defendants, in cooperation with the Company, filed plans of reorganization in the United States Bankruptcy Court for the District of Arizona, all of which proposed the same funding and treatment of the plaintiffs' claims resulting from the judgment in the Shoen Litigation. The plans of reorganization, as amended on October 16, 1995, shall collectively be referred to as the "Plan." The Company has agreed to be the funding source for the Plan.

     Under the Plan, on October 18, 1995, the Company redeemed 3,343,076 shares of Common Stock held by Maran, Inc. in exchange for approximately $22.7 million and paid approximately $41.4 million to Mary Anna Shoen Eaton in exchange for a full release of all claims against the Company and the Director-Defendants, including all claims asserted by her in the Shoen Litigation. In addition, under the Plan, the Company will transfer (or cause to be transferred) to the Trust, property having a stipulated or adjudicated value of approximately $276.6 million. Each of the Non-Stockholder Plaintiffs will receive a trust certificate representing an undivided, fractional beneficial interest in the Trust. The property transferred to the Trust will consist of (i) the Securities; (ii) a 1993 REMIC certificate held by the Company with a face value of approximately $12.5 million evidencing a pool of 61 commercial mortgage loans which are secured by mortgages or deeds of trust on 60 self-storage properties; (iii) mortgage loans held by the Company or one or more of its subsidiaries with an aggregate principal balance of approximately $13.8 million; (iv) real property held free and clear by the Company or its subsidiaries having a total fair value of approximately $47.2 million, and (v) approximately $10.1 million in cash. In addition, under the Plan, the Stockholder-Plaintiffs will receive 4,056,034 shares of Series B 8.25% Preferred Stock in exchange for 14,911,900 shares of Common Stock. Upon the funding of the Trust and the exchange of the Stockholder-Plaintiffs' Common Stock for the Series B 8.25% Preferred Stock, the judgment will be satisfied.

                           DESCRIPTION OF SECURITIES

     The following summary of the principal terms and provisions of the Securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles of Incorporation and the Certificate of Designation relating to the Securities (the "Certificate of Designation"), which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Securities will consist of 3,860,000 shares of Series D Floating Rate Preferred Stock, no par value per share, liquidation preference $50 per share. The Securities will not be convertible into, or exchangeable for, shares of any other class or classes of stock of the Company. The Securities will have priority as to dividends over the Company's common stock and any other series or class of stock hereafter issued by the Company that ranks junior as to dividends to the Securities. The Securities will be subordinate to the Company's Series A 8 1/2% Preferred Stock, but senior to the Company's Series B 8.25% Preferred Stock.

DIVIDENDS

     Holders of the Securities will be entitled to receive dividends per share at a floating rate. The dividend rate for all quarters ending on or before
February 29, 1996 will be [     %]. Such dividends will be cumulative from the
date of original issue and will be payable, when and as declared by the Board of Directors out of funds legally available therefor, quarterly for each of the quarters ending February, May, August, and November of each year, payable in arrears on the first business day that is not a legal holiday of each succeeding March, June, September, and December, respectively. The first dividend, which will be paid on March 1, 1996 will be for less than a full quarter and will be paid with respect to the period commencing on the issue date of the Securities and ending February 29, 1996. Each such dividend will be distributed to holders of record of the Securities as they appear on the books of the registrar maintained for such purpose at the close of business on the record date. The record date will not exceed 15 days preceding the payment date.

     Dividends on the Securities will accrue regardless of whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Securities will accumulate as of the dividend payment date on which they first become payable, but no interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Securities that may be in arrears. Dividends payable on the Securities for any period less than a quarterly dividend period, and for the dividend period beginning on the date of issuance of the Securities, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as set forth below, no dividends will be declared or paid or set apart for payment on any shares of any class or classes of stock of the Company or any series thereof ranking, as to dividends, on a parity with or junior to the Securities for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Securities for all dividend periods terminating on or prior to the date of payment of such dividend. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon the Securities, and any shares of any class or classes of stock or series thereof ranking on a parity as to dividends with the Securities, all dividends declared (if any) on the Securities and any other shares of such class or classes or series thereof ranking on a parity as to dividends with the Securities will be declared pro-rata so that the amount of dividends declared per share on the Securities and such other shares will in all cases bear to each other the same ratio that accrued dividends per share on the Securities and such other shares bear to each other.

     The Certificate of Designation provides, unless all dividends on the Securities shall have been paid in full, that (i) no dividend will be declared and paid or declared and a sum sufficient therefor set apart for payment (other than a dividend payable in the Company's common stock or in any other class ranking junior to the Securities as to dividends and liquidation preferences or other than the pro-rata dividend distributions described above) or other distribution declared or made upon the shares of the Company's common stock or upon any other class ranking junior to or on a parity with the Securities as to dividends or liquidation preferences and (ii) no shares of the Company's common stock or class of stock ranking junior to or on a parity with the Securities as to dividends or liquidation preferences may be redeemed, purchased, or otherwise acquired by the Company or any subsidiary thereof except by conversion into or exchange for shares of the capital stock of the Company ranking junior to the Securities as to dividends and liquidation preferences.

     The Company is restricted in the amount of dividends that it may pay pursuant to covenants contained in its credit agreements. At the date of this Prospectus, the most restrictive of such covenants provides that the Company may pay cash dividends on its capital stock only in an amount not exceeding, in the aggregate computed on a cumulative basis, the sum of (i) [$44.5] million and
(ii) 50% of consolidated net income computed on a cumulative basis for the entire period subsequent to March 31, 1995 (or if such consolidated net income is a deficit figure, then minus 100% of such deficit); provided such dividend is paid within 30 days of being declared. At March 31, 1995 the aggregate amount available for dividends commencing April 1, 1995, was approximately [$44.5] million. At current interest rates, dividends payable on the Securities will be approximately [$12.33] million per year. In addition, dividends payable on other series of the Company's preferred stock are approximately [$23.2] million per year.

DIVIDEND RATE RESET

     On the first business day of each March, June, September, and December, the dividend rate for the next quarterly period will be reset. The new rate for the next quarterly period will be equal to 1.05 multiplied by the highest rate of the following: (i) the three-month United States Treasury yield; (ii) the ten-year United States Treasury yield; and (iii) the thirty-year United States Treasury yield; provided, however, that the dividend rate shall not be less than 5.50% nor more that 10.50% per annum.

CONVERTIBILITY

     The Securities are not convertible into, or exchangeable for, other securities or property.

REDEMPTION [CALL PROVISIONS]

     The Securities are not callable prior to December 1, 2001 except under the Special Call or under the Right of Redemption (both as defined below). On and after that date, the Company, at its option upon not less than 30 nor more than 60 days' notice may redeem shares of the Securities, at any time or from time to time, at a redemption price of $50 per share, plus accrued and unpaid dividends thereon to the date of redemption. The Securities will not be entitled to any sinking fund. While there is an arrearage in the payment of dividends on the Securities, none of the Securities may be redeemed (unless all outstanding Securities are simultaneously redeemed) and the Company may not purchase or otherwise acquire any of the Securities, except that such restriction will not prevent the purchase or acquisition of shares of the Securities pursuant to a purchase or exchange offer made on the same terms to all holders of the Securities.

SPECIAL CALL PROVISION

     Any Securities that have not been sold in a public offering (other than the offering to which this Prospectus relates) as of the date of the Company's notice to holders of record of the Securities (as described below) may be called by the Company in increments of $25 million at a price of $50 per share during the non-call period using the proceeds from any one or more of the following (the "Special Call"): (1) the sale of common stock of the Company or of any subsidiary of the Company; (2) the sale of preferred stock of the Company or of any subsidiary of the Company; (3) the sale of assets of the Company or of any subsidiary of the Company; or (4) the sale of one or more of the Company's subsidiaries. Any Securities that have been sold in a public offering (other than the offering to which this Prospectus relates) as of the date of the Company's notice to holders of record of the Securities (as described below) may be called by the Company in increments of $25 million at a price of [$51.75] per share during the non-call period using the proceeds from any one or more of the following: (1) the sale of common stock of the Company or of any subsidiary of the Company; (2) the sale of assets of the Company or of any subsidiary of the Company; or (3) the sale of one or more of the Company's subsidiaries. The Company must notify the holders of record of the Securities within 60 days from the date of one of the foregoing special occurrences of the Company's intention to exercise its Special Call. The Company must exercise its Special Call within 30 days of such notification.

RIGHT OF REDEMPTION

     The Securities may not be sold in a public offering (other than the offering to which this Prospectus relates) unless such Securities have been first offered to the Company pursuant to its right of redemption (the "Right of Redemption"). Under the Right of Redemption, a holder of the Securities must give the Company 180 days advance written notice of its intention to sell any Securities in a public offering. Such notice shall state the number of shares of the Securities proposed to be sold to the public. Thereafter, the Company shall have a period of 180 days to redeem all or part of such Securities at a price of $50 per share, plus accrued and unpaid dividends thereon to the date of redemption. If the Company fails to redeem all or part of the Securities for which notice was given as described above during the 180 day period, the holder of the Securities may sell in a public offering any such Securities not redeemed by the Company; provided, however, that if the Securities are not sold to the
public within [   ] days after the notice to the Company, the holder of the
Securities must comply with the Right of Redemption again. Purchasers of the Securities in a public offering (other than purchasers in the offering to which this Prospectus relates) and all subsequent holders shall acquire such Securities free of the Right of Redemption.

LIQUIDATION PREFERENCE

     Upon any dissolution, liquidation, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment has been made of the debts and other liabilities of the Company and payment or provision for payment has been made on all amounts required to be paid in respect of any senior class or classes of preferred stock, the holders of the Securities will be entitled, subject to certain exceptions, to receive the amount of $50 per share, plus accrued and unpaid dividends thereon to the date of final distribution.

VOTING

     Except as set forth below or otherwise, from time to time, required by law or the Company's Restated Articles of Incorporation, holders of the Securities will not have any voting rights. Whenever dividends payable on any of the Securities shall be in arrears for six consecutive calendar quarters, the holders of such shares (voting separately as a class with any holders of any other cumulative preferred stock upon which like voting rights have been conferred and exercisable on the basis of one vote per share of preferred stock) will be able to vote for the election of two additional directors of the Company at the next annual meeting of stockholders and at each subsequent meeting called for the election of directors until all of the dividends accumulated on the Securities have been paid or set aside for payment. In such case, the entire Board of Directors would be increased by two directors. In addition, the affirmative vote of holders of at least two thirds of the outstanding shares of each class of preferred stock, voting together as a class, is required to authorize any amendment, alteration, or repeal of the Company's Restated Articles of Incorporation or any Certificate of Amendment that would adversely affect the powers, preferences, or special rights of the holders of the Securities, including the issuance of any class of stock with superior dividends and or liquidation preferences.

     Although Nevada law gives the Board of Directors of the Company broad power to limit or deny voting rights, even if voting rights are denied by action of the Board of Directors, pursuant to Nevada Revised Statutes sec. 78.390 the holders of non-voting shares are permitted to vote in circumstances where an amendment of the Company's Restated Articles of Incorporation could adversely impact their class. Thus, if any proposed action would alter or change any preference or any relative or other right given to any class or series of outstanding shares, the action must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders representing a majority of the voting power of each class or series affected by the action, regardless of limitations or restrictions on the voting power thereof. In addition, pursuant to Nevada Revised Statutes sec. 78.453 separate voting by a class of stockholders is required on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to the Company's Articles of Incorporation, would entitle the stockholders to vote as a class on a proposed amendment.

TRANSFER AGENT

     The transfer agent and registrar for the Securities is Chemical Mellon Shareholder Services, L.L.C.

                                 LEGAL OPINIONS

     The validity of the Securities offered hereunder will be passed upon for the Company by Lionel, Sawyer & Collins, 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101 in reliance with respect to matters of law of the State of Arizona upon Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1995 and 1994 and for each of the three years in the period ended March 31, 1995 included herein have been so included in reliance on the report (which contains an explanatory paragraph relating to certain litigation described in Note 14 to the consolidated financial statements) of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
REPORT:
  Report of Independent Accountants -- AMERCO and Consolidated Subsidiaries...........    F-2

AUDITED FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION:
  Consolidated Balance Sheets -- March 31, 1995 and 1994..............................    F-3

  Consolidated Statements of Earnings -- Years ended March 31, 1995, 1994 and 1993....    F-5

  Consolidated Statements of Changes in Stockholders' Equity -- Years ended March 31,
     1995, 1994 and 1993..............................................................    F-6

  Consolidated Statements of Cash Flows -- Years ended March 31, 1995, 1994 and
     1993.............................................................................    F-8

  Notes to Consolidated Financial Statements --.......................................    F-9

  Summary of Earnings of Independent Trailer Fleets...................................   F-42

  Notes to Summary of Earnings of Independent Trailer Fleets..........................   F-43

SCHEDULES
  Condensed Financial Information of Registrant -- Schedule I.........................   F-45

  Amounts Receivable from Related Parties and Underwriters, Promoters and Employees
     other than Related Parties -- Schedule II........................................   F-49

  Supplemental Information (for Property -- Casualty Insurance
     Underwriters) -- Schedule V......................................................   F-50

UNAUDITED INTERIM FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of June 30, 1995, March 31, 1995 and June 30, 1994...   F-51

  Consolidated Statements of Earnings for the Quarters ended June 30, 1995 and 1994...   F-53

  Consolidated Statements of Changes in Stockholders' Equity for the Quarters ended
     June 30, 1995 and 1994...........................................................   F-54

  Consolidated Statements of Cash Flows for the Quarters ended June 30, 1995 and
     1994.............................................................................   F-56

  Notes to Consolidated Financial Statements --.......................................   F-57

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of AMERCO

     In our opinion, the consolidated financial statements and schedules listed in the accompanying index present fairly, in all material respects, the financial position of AMERCO and its subsidiaries at March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain investments in fiscal 1995. As discussed in Notes 1 and 11 to the consolidated financial statements, the Company changed its method of accounting for certain investments and postretirement benefits in fiscal 1994, respectively.

     As discussed in Note 14, certain current and former directors of the Company have sought protection under federal bankruptcy laws as a result of litigation brought by certain shareholders. Because of existing indemnification agreements, the Company may be liable, wholly or in part, for damages attributed to the defendants. In addition, the Company may participate as the funding source for the Plan of Reorganization filed by the defendants described further in Note 14. The ultimate outcome of the litigation cannot be determined at present. No provision for any liability that may result from this matter has been made in the accompanying consolidated financial statements.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Summary of Earnings of Independent Trailer Fleets included on pages F-42 through F-44 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Phoenix, Arizona
June 26, 1995

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   MARCH 31,

                                                                         1995           1994
                                                                      ----------     ----------
                                                                           (IN THOUSANDS)
                               ASSETS
Cash and cash equivalents...........................................  $   35,286     $   18,442
Receivables.........................................................     300,238        204,814
Inventories.........................................................      50,337         49,012
Prepaid expenses....................................................      25,933         24,503
Investments, fixed maturities.......................................     705,428        719,605
Investments, other..................................................     135,220         84,738
Deferred policy acquisition costs...................................      49,244         47,846
Other assets........................................................      30,057         21,246
                                                                      ----------     ----------
Property, plant and equipment, at cost:
  Land..............................................................     214,033        186,210
  Buildings and improvements........................................     735,624        676,297
  Furniture and equipment...........................................     179,016        163,495
  Rental trailers and other rental equipment........................     245,892        212,187
  Rental trucks.....................................................     913,641        820,395
  General rental items..............................................      51,890         57,421
                                                                      ----------     ----------
                                                                       2,340,096      2,116,005

  Less accumulated depreciation.....................................   1,065,850        941,769
                                                                      ----------     ----------
          Total property, plant and equipment.......................   1,274,246      1,174,236
                                                                      ----------     ----------
                                                                      $2,605,989     $2,344,442
                                                                      ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   MARCH 31,

                                                                           1995         1994
                                                                        ----------   ----------
                                                                            (IN THOUSANDS)
               LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities............................  $  127,613   $  124,062
  Notes and loans.....................................................     881,222      723,764
  Policy benefits and losses, claims and loss expenses payable........     475,187      439,266
  Liabilities from premium deposits...................................     304,979      312,708
  Cash overdraft......................................................      31,363       26,559
  Other policyholders' funds and liabilities..........................      20,378        9,592
  Deferred income.....................................................       7,426        5,913
  Deferred income taxes...............................................      71,037       50,791
                                                                        ----------   ----------
Stockholders' equity:
  Serial preferred stock, with or without par value, 50,000,000 shares authorized; 6,100,000 issued without par value and outstanding as
     of March 31, 1995 and 1994.......................................          --           --
  Serial common stock, with or without par value, 150,000,000 shares
     authorized.......................................................          --           --
  Series A common stock of $.25 par value. Authorized 10,000,000 shares, issued 5,762,495 shares in 1995, issued 5,754,334 shares
     in 1994..........................................................       1,441        1,438
  Common stock of $.25 par value. Authorized 150,000,000 shares,
     issued 34,237,505 shares in 1995 and 34,245,666 shares in 1994...       8,559        8,562
  Additional paid-in capital..........................................     165,675      165,651
  Foreign currency translation adjustment.............................     (12,435)     (11,152)
  Unrealized gain (loss) on investments...............................      (6,483)         679
  Retained earnings...................................................     561,589      514,521
                                                                        ----------   ----------
                                                                           718,346      679,699
  Less:
     Cost of common shares in treasury (1,335,937 shares as of
       March 31, 1995 and 1994).......................................      10,461       10,461
     Unearned employee stock ownership plan shares....................      21,101       17,451
                                                                        ----------   ----------
          Total stockholders' equity..................................     686,784      651,787
Contingent liabilities and commitments
                                                                        ----------   ----------
                                                                        $2,605,989   $2,344,442
                                                                        ==========   ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                             YEARS ENDED MARCH 31,

                                                                1995         1994         1993
                                                             ----------   ----------   ----------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues
  Rental and other revenue.................................  $  892,926   $  816,666   $  755,932
  Net sales................................................     170,204      156,038      145,514
  Premiums.................................................     135,648      123,344       98,825
  Net investment income....................................      42,085       38,807       40,640
                                                             ----------   ----------   ----------
          Total revenues...................................   1,240,863    1,134,855    1,040,911
Costs and expenses
  Operating expense........................................     690,448      643,662      604,596
  Cost of sales............................................      93,485       92,179       93,104
  Benefits and losses......................................     133,407      120,825      106,617
  Amortization of deferred acquisition costs...............      10,896        9,343        9,352
  Depreciation.............................................     151,409      133,485      110,105
  Interest expense.........................................      67,762       68,859       67,958
                                                             ----------   ----------   ----------
          Total costs and expenses.........................   1,147,407    1,068,353      991,732
Pretax earnings from operations............................      93,456       66,502       49,179
Income tax expense.........................................     (33,424)     (19,853)     (17,270)
                                                             ----------   ----------   ----------
Earnings from operations before extraordinary loss on early
  extinguishment of debt and cumulative effect of change in
  accounting principle.....................................      60,032       46,649       31,909
Extraordinary loss on early extinguishment of debt, net....          --       (3,370)          --
Cumulative effect of change in accounting principle, net...          --       (3,095)          --
                                                             ----------   ----------   ----------
          Net earnings.....................................  $   60,032   $   40,184   $   31,909
                                                             ==========   ==========   ==========
Earnings per common share:
  Earnings from operations before extraordinary loss on
     early extinguishment of debt and cumulative effect of
     change in accounting principle........................  $     1.23   $     1.06   $      .83
  Extraordinary loss on early extinguishment of debt,
     net...................................................          --         (.09)          --
  Cumulative effect of change in accounting principle,
     net...................................................          --         (.08)          --
                                                             ----------   ----------   ----------
          Net earnings.....................................  $     1.23   $      .89   $      .83
                                                             ==========   ==========   ==========
Weighted average common shares outstanding.................  38,190,552   38,664,063   38,664,063
                                                             ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             YEARS ENDED MARCH 31,

                                                                1995         1994        1993
                                                              --------     --------     -------
                                                                       (IN THOUSANDS)
Series A common stock of $.25 par value: Authorized
  10,000,000 shares,issued 5,762,495 in 1995, 5,754,334 in
  1994, and none in 1993
     Beginning of year......................................  $  1,438     $     --     $    --
       Exchange for Series A common stock...................       871        1,438          --
       Exchange for common stock............................      (868)          --          --
                                                              --------     --------     -------
     End of year............................................     1,441        1,438          --
                                                              --------     --------     -------
Common stock of $.25 par value: Authorized 150,000,000
  shares in 1995, 1994 and 1993, 34,237,505 issued in 1995,
  34,245,666 in 1994 and 40,000,000 issued in 1993
     Beginning of year......................................     8,562       10,000      10,000
       Exchange for Series A common stock...................      (871)      (1,438)         --
       Exchange for common stock............................       868           --          --
                                                              --------     --------     -------
     End of year............................................     8,559        8,562      10,000
                                                              --------     --------     -------
Additional paid-in capital:
  Beginning of year.........................................   165,651       19,331      19,331
     Issuance of preferred stock............................        --      146,320          --
     Issuance of common shares under leveraged employee
       stock ownership plan.................................        24           --          --
                                                              --------     --------     -------
  End of year...............................................   165,675      165,651      19,331
                                                              --------     --------     -------
Foreign currency translation:
  Beginning of year.........................................   (11,152)      (6,122)     (3,551)
     Change during year.....................................    (1,283)      (5,030)     (2,571)
                                                              --------     --------     -------
  End of year...............................................   (12,435)     (11,152)     (6,122)
                                                              --------     --------     -------
Unrealized gains (losses) on investments:
  Beginning of year.........................................       679           --          --
     Change during year.....................................    (7,162)         679          --
                                                              --------     --------     -------
  End of year...............................................    (6,483)         679          --
                                                              --------     --------     -------

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                             YEARS ENDED MARCH 31,

                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Retained earnings:
  Beginning of year........................................  $514,521     $482,163     $452,202
     Net earnings..........................................    60,032       40,184       31,909
     Dividends paid to stockholders:
     Preferred stock: ($2.13 and $0.78 per share for 1995
       and 1994, respectively).............................   (12,964)      (4,753)          --
     Common stock: ($.08 and $.05 per share for 1994 and
       1993, respectively).................................        --       (3,147)      (1,994)
     Tax benefits related to leveraged employee stock
       ownership plan dividends............................        --           74           46
                                                             --------     --------     --------
  End of year..............................................   561,589      514,521      482,163
                                                             --------     --------     --------
Treasury stock:
  Beginning of year........................................    10,461       10,461       10,461
Unearned employee stock ownership plan shares:
  Beginning of year........................................    17,451       14,953       15,633
     Increase in loan......................................     5,672        4,335        1,120
     Proceeds from loan....................................    (2,022)      (1,837)      (1,800)
                                                             --------     --------     --------
  End of year..............................................    21,101       17,451       14,953
                                                             --------     --------     --------
Total stockholders' equity.................................  $686,784     $651,787     $479,958
                                                             ========     ========     ========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             YEARS ENDED MARCH 31,

                                                            1995          1994          1993
                                                          ---------     ---------     ---------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
Net earnings............................................  $  60,032     $  40,184     $  31,909
  Depreciation and amortization.........................    163,890       148,740       128,530
  Provision for losses on accounts receivable...........      4,958         1,938         2,354
  Net gain on sale of real and personal property........     (3,390)       (2,114)       (2,428)
  Gain on sale of investments...........................       (868)       (4,195)       (5,392)
  Cumulative effect of change in accounting principle...         --         3,095            --
  Changes in policy liabilities and accruals............     38,401        13,330        22,637
  Additions to deferred policy acquisition costs........    (12,119)       (7,440)       (8,735)
  Net change in other operating assets and
     liabilities........................................    (16,501)        8,781        (6,063)
                                                          ---------     ---------     ---------
Net cash provided by operating activities...............    234,403       202,319       162,812
Cash flows from investing activities:
  Purchases of investments:
     Property, plant and equipment......................   (434,992)     (530,520)     (130,841)
     Fixed maturities...................................   (186,000)     (280,345)     (276,946)
     Real estate........................................    (11,576)         (176)         (529)
     Mortgage loans.....................................   (107,571)      (64,467)      (54,346)
  Proceeds from sales of investments:
     Property, plant and equipment......................    185,098       214,543        20,656
     Fixed maturities...................................    192,428       211,437       251,808
     Real estate........................................        927         1,552         1,882
     Mortgage loans.....................................     18,535        81,619         5,984
  Changes in other investments..........................    (12,327)        8,539        37,475
                                                          ---------     ---------     ---------
Net cash used by investing activities...................   (355,478)     (357,818)     (144,857)
Cash flows from financing activities:
  Net change in short-term notes payable and commercial
     paper..............................................    178,750        21,750         2,975
  Proceeds from notes...................................     68,845       186,000        55,000
  Loan to leveraged Employee Stock Ownership Plan.......     (5,672)       (4,335)       (1,120)
  Proceeds from leveraged Employee Stock Ownership
     Plan...............................................      2,022         1,837         1,800
  Principal payments on notes...........................    (90,137)     (181,107)      (94,176)
  Issuance of preferred stock...........................         --       146,320            --
  Extraordinary loss on early extinguishment of debt....         --        (3,370)           --
  Net change in cash overdraft..........................      4,804         1,708         5,307
  Dividends paid........................................    (12,964)       (7,900)       (1,994)
  Investment contract deposits..........................     51,908        31,932        51,047
  Investment contract withdrawals.......................    (59,637)      (40,185)      (27,889)
                                                          ---------     ---------     ---------
Net cash provided (used) by financing activities........    137,919       152,650        (9,050)
                                                          ---------     ---------     ---------
Increase (decrease) in cash and cash equivalents........     16,844        (2,849)        8,905
Cash and cash equivalents at beginning of year..........     18,442        21,291        12,386
                                                          ---------     ---------     ---------
Cash and cash equivalents at end of year................  $  35,286     $  18,442     $  21,291
                                                          =========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions of AMERCO and its subsidiaries (herein called the "Company" or the "consolidated group") have been eliminated.

     The operating results and financial position of AMERCO's consolidated insurance operations are determined as of December 31 of each year. There were no effects related to intervening events between January 1 and March 31 of 1995, 1994 or 1993, that would materially affect the consolidated financial position or results of operations for the financial statements presented herein. See Note 19 of Notes to Consolidated Financial Statements of AMERCO for additional information regarding the subsidiary.

     Description of Business: The consolidated group's principal line of business is the rental of various kinds of equipment, principally trucks, automobile-type trailers, auto transports and general rental items, including floor care items, tools for home and garden use, recreational equipment and accessories under the brand name U-Haul and the sale of related products and services. In addition, the consolidated group is engaged in the rental of self-storage facilities for the storage of household goods and other forms of personal property. Through Ponderosa Holdings, Inc., (Ponderosa), which serves as the holding company for Oxford Life Insurance Company (Oxford) and Republic Western Insurance Company (RWIC), the Company operates in various life, annuity, group health and property-casualty insurance products. A portion of the insurance subsidiaries' business is conducted with members of the consolidated group. Such transactions have been eliminated in consolidation.

     Foreign Currency: The consolidated financial statements include the accounts of U-Haul Co. (Canada) Ltd., a subsidiary of AMERCO.

     Assets and liabilities, denominated in currencies other than U.S. dollars, are translated to U.S. dollars at the exchange rate as of the balance sheet date. Income and expense amounts are translated at the average exchange rate during the fiscal year.

     Cash and Cash Equivalents: The Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

     Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable of Ponderosa include premiums and agents' balances due, net of commissions payable, and amounts due from ceding reinsurers. Accounts receivable of Ponderosa are reduced by amounts considered to be uncollectible. Accounts receivable of the Company's rental subsidiaries principally include trade accounts receivable and mortgage and other notes receivable. An allowance for doubtful accounts is provided based on historical collection loss experience and a review of the current status of existing receivables by the Company's rental subsidiaries.

     Inventories: Inventories are primarily valued at the lower of cost (last-in first-out) (LIFO) or market.

     Investments: Fixed maturities are carried in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) as described under "New Accounting Standards" later in this note. Oxford adopted SFAS 115 effective January 1, 1994 and RWIC adopted SFAS 115 effective December 31, 1993. In prior years, Oxford's fixed maturities were carried at cost, adjusted for amortization of premium or accretion of discount. AMERCO and its subsidiaries, excluding Ponderosa, have no investments which are subject to SFAS 115. Mortgage loans on real estate are carried at unpaid balances, net of allowance for possible losses and any unamortized premium or discount. Real estate is carried at cost less accumulated depreciation. Policy loans are carried at their unpaid balance. Short-term investments consist of other securities scheduled to mature within one year of their acquisition date. See Note 4 of Notes to Consolidated Financial Statements of AMERCO.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Interest on bonds is recognized when earned. Dividends on preferred stocks are recognized on ex-dividend dates. Realized gains and losses on the sale of investments are recognized at the trade date and included in net income using the specific identification method.

     Deferred Policy Acquisition Costs: Commissions and other costs incurred in acquiring traditional life insurance, interest sensitive life and annuity policies, accident and health insurance and property-casualty insurance which vary with and are primarily related to the production of new business, have been deferred.

     Traditional life, annuity and group health acquisition costs are amortized over the premium paying period of the related policies in proportion to the ratio of annual premium income to expected total premium income. Such expected premium income is estimated using assumptions as to mortality and withdrawals consistent with those used in calculating the policy benefit reserves.

     Credit life and health acquisition costs are deferred and amortized over the term of the contracts in relation to premiums earned.

     Acquisition costs for annuity policies are amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins.

     Property-casualty acquisition costs are amortized over the related contract period which generally does not exceed one year.

     Property, Plant and Equipment: Property, plant and equipment are carried at cost and are depreciated on the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operating expenses as incurred. Major overhaul costs of rental equipment, principally trucks, are amortized over the estimated period benefitted. Renewals and betterments are capitalized. Gains and losses on dispositions of property, plant and equipment are included in other revenue as realized. Interest costs incurred as part of the initial construction of assets are capitalized. Interest expense of $1,727,000, $595,000 and $159,000 was capitalized in the years ended 1995, 1994 and 1993, respectively.

     Certain recoverable environmental costs related to the removal of underground storage tanks or related contamination are capitalized and depreciated over the estimated useful lives of the properties. The capitalized costs improve the safety or efficiency of the property as compared to when the property was originally acquired or are incurred in preparing the property for sale.

     At March 31, 1995, the book value of the Company's real estate deemed to be surplus was approximately $27,466,000.

     Financial Instruments: The Company enters into interest rate swap agreements to reduce its interest rate exposure; the Company does not use them for trading purposes. Amounts to be paid or received under the agreements are accrued as interest rates change and are recognized as incurred. Although the Company is exposed to credit loss for the interest rate differential in the event of nonperformance by the counterparties to the agreements, it does not anticipate nonperformance by the counterparties.

     At March 31, 1995, interest rate swap agreements with an aggregate notional amount of $193,000,000 were outstanding. Management estimates that at March 31, 1995 and 1994, the Company would be required to pay $6,000,000 and $14,000,000, respectively, to terminate the agreements. Such amounts were determined from current treasury rates combined with swap spreads on agreements outstanding.

     The Company has mortgage loans which potentially expose the Company to credit risk. The portfolio of notes is principally collateralized by mini-warehouse storage facilities and other residential and commercial

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

properties. The Company has not experienced losses related to the notes from individual notes or groups of notes in any particular industry or geographic area.

     At March 31, 1995, mortgage notes with a book value of $135,424,000 were outstanding. The estimated fair value of the notes at March 31, 1995 was $138,862,000. The estimated fair values were determined using discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings. At March 31, 1994, mortgage notes with a book value of $42,482,000 were outstanding. The estimated fair value at March 31, 1994 was approximate to the book value. Other financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value.

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many different industries and geographic areas.

     Policy Benefits and Losses, Claims and Loss Expenses Payable: Liabilities for policy benefits payable on traditional life and annuity policies are established in amounts adequate to meet estimated future obligations on policies in force. These liabilities are computed using the net level premium method and include mortality and withdrawal assumptions which are based upon recognized actuarial tables and contain margins for adverse deviation. At December 31, 1994, interest assumptions used to compute policy benefits payable range from 2.5% to 12.8%.

     With respect to interest sensitive life and annuity policies, the liability for policy benefits and expenses payable consists of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges.

     Liabilities for accident and health and other policy claims and benefits payable represent estimates of payments to be made on insurance claims for reported losses and estimates of losses incurred but not yet reported. These estimates are based on past claims experience and consider current claim trends as well as social and economic conditions.

     With respect to property-casualty, the liability for unpaid losses is based on the estimated ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for unreported losses based on RWIC's historical experience supplemented by insurance industry historical experience. The liability for unpaid loss adjustment expenses is based on historical ratios of loss adjustment expenses paid to losses paid. Amounts recoverable from reinsurers on unpaid losses are estimated in a manner consistent with the claim liability associated with the reinsured policy. Adjustments to the liability for unpaid losses and loss expenses as well as amounts recoverable from reinsurers on unpaid losses are charged or credited to expense in periods in which they are made.

     Rental and Other Revenue: AMERCO recognizes its share of rental revenue on the accrual basis pursuant to contractual arrangements between AMERCO, fleet owners, rental dealers and customers. See Note 8 of Notes to Consolidated Financial Statements of AMERCO for further discussion.

     Premium Revenue: Accident and health, credit life and health, and property-casualty gross premiums are recognized over the term of the related contracts. Traditional life and annuity premiums are recognized as revenue when due from policyholders. Revenue for annuity policies consists of investment margins and surrender charges that have been assessed against policy account balances during the period.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Reinsurance: Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. See also "Policy Benefits and Losses, Claims and Loss Expenses" above.

     Income Taxes: In addition to charging income for taxes paid or payable, the provision for income taxes reflects deferred income taxes resulting from changes in temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company files a consolidated federal income tax return with its insurance subsidiaries.

  New Accounting Standards:

     Statement of Financial Accounting Standards No. 114 -- Accounting by Creditors for Impairment of a Loan. Effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company will adopt this statement in the first quarter of fiscal 1996. The Company believes that the adoption will have no material impact on its financial condition or results of operations.

     Statement of Financial Accounting Standards No. 115 -- Accounting for Certain Investments in Debt and Equity Securities. Effective January 1, 1994, U-Haul and Oxford adopted SFAS 115. RWIC adopted SFAS 115 effective December 31, 1993. This statement requires classification of debt securities into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis as a separate component of stockholders' equity. Securities classified as trading, if any, are recorded at fair value with unrealized gains or losses reported on a net basis in income. The Company does not currently maintain a trading portfolio.

     Statement of Financial Accounting Standards No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Effective for fiscal years beginning after December 15, 1995, the standard establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The Company has not completed an evaluation of the effect of this standard.

     Effective April 1, 1994, the Company adopted Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" for shares purchased subsequent to December 31, 1992. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares purchased after December 31, 1992 are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  New Accounting Standards -- (Continued)

share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

     Statement of Position 93-7, "Reporting on Advertising Costs", was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. This statement of position is effective for financial statements for years beginning after June 15, 1994. The Company currently matches certain advertising costs with revenue generated in future periods. The Company will adopt this statement in the first quarter of fiscal 1996. The Company believes that the adoption will have no material impact on its financial condition or results of operations.

     Other pronouncements issued by the Financial Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

     Earnings per share: Earnings per common share are computed based on the weighted average number of shares outstanding, excluding shares of the employee stock ownership plan that have not been committed to be released. Net income is reduced for preferred dividends. See Note 6 of Notes to Consolidated Financial Statements of AMERCO for further discussion.

     Financial Statement Presentation: Certain reclassifications have been made to the financial statements for the years ended 1994 and 1993 to conform with the current year's presentation.

(2) RECEIVABLES

     A summary of receivables follows:

                                                                          YEAR ENDED
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Trade accounts receivable......................................  $ 12,527     $ 16,073
    Mortgage and note receivables, net of discount.................    78,499       45,288
    Note receivable and accrued interest from SAC and TWO SAC......    65,255           --
    Premiums and agents' balances in course of collection..........    33,150       29,078
    Reinsurance recoverable........................................    84,270       81,760
    Accrued investment income......................................    13,377       13,565
    Independent dealer receivable..................................     8,749        6,870
    Other receivables..............................................     9,050       14,189
                                                                     --------     --------
                                                                      304,877      206,823
    Less allowance for doubtful accounts...........................    (4,639)      (2,009)
                                                                     --------     --------
                                                                     $300,238     $204,814
                                                                     ========     ========

     During fiscal 1995, a subsidiary of the Company made a loan to SAC Self-Storage Corporation (SAC) in the total principal amount of $54,671,000 for the purchase of 44 self-storage properties by SAC. Of the 44 SAC properties, SAC acquired 24 from the Company or its subsidiaries at a purchase price of $26,287,000. All 24 of these properties were acquired by the Company or its subsidiaries since June 1993. These 24 properties were sold to SAC for an amount equal to the Company's acquisition cost plus capitalized costs.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(2) RECEIVABLES -- (CONTINUED)

Such properties are currently being managed by the Company pursuant to a management agreement, under which the Company receives a management fee equal to 6% of the gross receipts from the properties. The management fee percentage is consistent with the fee received by the Company for other properties managed by the Company. For fiscal 1995, SAC incurred management fees to the Company in the amount of $327,000. The SAC loan consists of two notes, a senior note in the amount of $45,500,000 bearing interest at the rate of 9% and a junior note in the amount of $9,171,000 bearing interest at the rate of 13%. As of March 31, 1995, accrued interest on the senior note was $2,008,000 and $385,000 on the junior note. Subsequent to March 31, 1995, senior principal paid was $546,000, senior interest paid was $2,008,000 and junior interest paid was $133,000. Both the senior note and the junior note are secured by senior and junior mortgages, respectively, on all 44 properties. The SAC notes mature in 2004, or on demand. The Company believes that the transactions with SAC were consummated on terms equivalent to those that prevail in arms-length transactions.

     In addition, during fiscal 1995, a subsidiary of the Company has been in the process of loaning TWO SAC Self-Storage Corporation (TWO SAC) funds to purchase approximately four self-storage properties. Subsequent to year end, the Company funded the purchase of 14 additional properties by TWO SAC. As of March 31, 1995, $7,840,000 in principal was due from TWO SAC, while interest of $351,000 has been accrued. No payment of principal or interest will be made until the notes are finalized. Such properties are currently or will be managed by the Company pursuant to a management agreement, under which the Company receives a management fee equal to 6% of the gross receipts from the properties. The management fee percentage is consistent with the fee received by the Company for other properties managed by the Company. The TWO SAC loan will consist of two notes, a senior note bearing interest at the rate of 9% and a junior note bearing interest at the rate of 13%. The TWO SAC notes will be secured by senior and junior mortgages and are expected to mature in 2004 or 2005, or on demand. TWO SAC anticipates acquiring approximately 28 properties from the Company that had been acquired by the Company or its subsidiaries since June 1993.

     Mark V. Shoen, a major stockholder, director, and officer of the Company, owns all of the issued and outstanding voting common stock of SAC and TWO SAC. The SAC Non-Business Trust dated as of May 24, 1995 with IBJ Schroder Bank & Trust Company as Trustee, owns all of the issued and outstanding nonvoting stock of SAC and TWO SAC. Edward J. Shoen and James P. Shoen, major stockholders, directors and officers of the Company, formerly were directors and stockholders of SAC and TWO SAC. Edward J. Shoen continues to serve as an officer of SAC and TWO SAC. Mark V. Shoen has capitalized SAC and TWO SAC via a contribution of 92,000 shares of AMERCO common stock each to SAC and TWO SAC. Mark V. Shoen has indicated to the Company that he intends, after reserving sufficient funds for expenses and other reasonable amounts, to distribute any remaining SAC and TWO SAC funds to the SAC Non-Business Trust. The SAC Non-Business Trust is required to distribute funds to its Beneficiary, which must be a non-profit entity benefitting the college age children of the Company's employees. At present, the Beneficiary is the U-Haul Scholarship Foundation, which exists to award scholarships to the children of the Company's qualifying employees. All scholarships will be awarded on behalf of the U-Haul Scholarship Foundation by an independent panel of educators.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(3) INVENTORIES

     A summary of inventory components follows:

                                                                            YEAR ENDED
                                                                       --------------------
                                                                         1995        1994
                                                                       --------    --------
                                                                          (IN THOUSANDS)
    Trailers, truck and recreational vehicle parts and accessories...  $ 31,636    $ 31,684
    Moving aids and promotional items................................     7,127       7,032
    Hitches and towing components....................................    11,516      10,236
    Other............................................................        58          60
                                                                        -------     -------
                                                                       $ 50,337    $ 49,012
                                                                        =======     =======

     Certain general and administrative expenses are allocated to ending inventories. Such costs remaining in inventory at fiscal years ended 1995, 1994 and 1993 are estimated at $6,848,000, $7,679,000 and $7,224,000, respectively.
For the fiscal years ended March 31, 1995, 1994 and 1993, aggregate general and administrative costs were $377,471,000, $430,209,000 and $467,390,000, respectively.

     LIFO inventories, which represent approximately 98% of total inventories at March 31, 1995 and 1994 would have been $3,657,000 and $3,591,000 greater at March 31, 1995 and 1994, respectively, if the consolidated group had used the FIFO method.

(4) INVESTMENTS

     Major categories of net investment income consists of the following (in thousands):

                                                                      DECEMBER 31,
                                                            --------------------------------
                                                              1994        1993        1992
                                                            --------    --------    --------
    Fixed maturities......................................  $ 53,236    $ 52,903    $ 54,836
    Real estate...........................................       223         142         235
    Policy loans..........................................       604         609         566
    Mortgage loans........................................     5,338       4,669       5,751
    Short-term, amounts held by ceding reinsurers, net and
      other investments...................................     2,064         874       2,481
                                                             -------     -------     -------
    Investment income.....................................    61,465      59,197      63,869
    Less investment expenses..............................    19,380      20,390      23,229
                                                             -------     -------     -------
    Net investment income.................................  $ 42,085    $ 38,807    $ 40,640
                                                             =======     =======     =======

     A comparison of amortized cost to estimated fair value for fixed maturities is as follows (in thousands):

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(4) INVESTMENTS -- (CONTINUED)

                                           PAR VALUE                 GROSS        GROSS      ESTIMATED
                                           OR NUMBER   AMORTIZED   UNREALIZED   UNREALIZED    MARKET
    DECEMBER 31, 1994                      OF SHARES     COST        GAINS        LOSSES       VALUE
    -----------------                      ---------   ---------   ----------   ----------   ---------
    CONSOLIDATED HELD-TO-MATURITY
    U.S. treasury securities and
      government obligations.............  $  28,342   $  28,254    $    229     $    523    $  27,960
    U.S. government agency mortgage
      backed securities..................  $  52,394      52,081         207        6,414       45,874
    Obligations of states and political
      subdivisions.......................  $  32,285      31,931       1,822          349       33,404
    Corporate securities.................  $ 223,825     228,605       1,117        6,002      223,720
    Mortgage-backed securities...........  $ 110,785     109,127         382        9,371      100,138
    Redeemable preferred stocks..........         35       2,126         233           --        2,359
                                                        --------      ------      -------     --------
                                                       $ 452,124    $  3,990     $ 22,659    $ 433,455
                                                        --------      ------      -------     --------

                                                                     GROSS        GROSS      ESTIMATED
                                                       AMORTIZED   UNREALIZED   UNREALIZED    MARKET
    DECEMBER 31, 1994                      PAR VALUE     COST        GAINS        LOSSES       VALUE
    -----------------                      ---------   ---------   ----------   ----------   ---------
    CONSOLIDATED AVAILABLE-FOR-SALE
    U.S. treasury securities and
      government obligations.............  $   9,685   $   9,801    $    430     $     32    $  10,199
    U.S. government agency mortgage
      backed securities..................  $   8,982       8,868         602           84        9,386
    States, municipalities and political
      subdivisions.......................  $   3,325       3,610          --           47        3,563
    Foreign government securities........  $   2,500       2,534          28           17        2,545
    Corporate securities.................  $ 210,184     211,495         864        8,419      203,940
    Mortgage-backed securities...........  $  26,699      26,528         126        2,983       23,671
                                                        --------      ------      -------     --------
                                                         262,836       2,050       11,582      253,304
                                                        --------      ------      -------     --------
              Total......................              $ 714,960    $  6,040     $ 34,241    $ 686,759
                                                        ========      ======      =======     ========

                                                                     GROSS        GROSS      ESTIMATED
                                                       AMORTIZED   UNREALIZED   UNREALIZED    MARKET
    DECEMBER 31, 1993                      PAR VALUE     COST        GAINS        LOSSES       VALUE
    -----------------                      ---------   ---------   ----------   ----------   ---------
    OXFORD
    U.S. treasury securities and
      government obligations.............  $  10,340   $   9,395    $    949     $     --    $  10,344
    U.S. government agency mortgage
      backed securities..................  $  69,653      69,053       1,626          448       70,231
    States, municipalities and political
      subdivisions.......................  $   1,000       1,003          28           --        1,031
    Foreign government securities........  $   1,000       1,002         152           --        1,154
    Corporate securities.................  $ 191,177     194,940      11,499          924      205,515
    Mortgage-backed securities...........  $  41,001      40,252       1,182          282       41,152
    Public utility securities............  $  38,950      37,844       2,503           --       40,347
                                                        --------      ------      -------     --------
              Total......................              $ 353,489    $ 17,939     $  1,654    $ 369,774
                                                        ========      ======      =======     ========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(4) INVESTMENTS -- (CONTINUED)

                                           PAR VALUE                 GROSS        GROSS      ESTIMATED
                                           OR NUMBER   AMORTIZED   UNREALIZED   UNREALIZED    MARKET
    DECEMBER 31, 1993                      OF SHARES     COST        GAINS        LOSSES       VALUE
    -----------------                      ---------   ---------   ----------   ----------   ---------
    RWIC HELD-TO-MATURITY
    U.S. treasury securities and
      government obligations.............  $  38,213   $  39,425    $  3,025     $     55    $  42,395
    States, municipalities and political
      subdivisions.......................  $  43,625      43,154       4,345          334       47,165
    Corporate securities.................  $ 195,350     202,401       8,444        1,577      209,268
    Mortgage-backed securities...........  $  36,085      36,140         488          368       36,260
    Redeemable preferred stock...........      2,300       2,300         400           --        2,700
                                                        --------      ------      -------     --------
                                                       $ 323,420    $ 16,702     $  2,334    $ 337,788
                                                        --------      ------      -------     --------

                                           PAR VALUE                 GROSS        GROSS      ESTIMATED
                                           OR NUMBER   AMORTIZED   UNREALIZED   UNREALIZED    MARKET
    DECEMBER 31, 1993                      OF SHARES     COST        GAINS        LOSSES       VALUE
    -----------------                      ---------   ---------   ----------   ----------   ---------
    RWIC AVAILABLE-FOR-SALE
    U.S. treasury securities and
      government obligations.............  $   6,000   $   6,125    $  1,175     $     --    $   7,300
    States, municipalities and political
      subdivisions.......................  $      40          40          --            2           38
    Corporate securities.................  $  19,000      19,233          23          152       19,104
    Mortgage-backed securities...........  $  16,098      16,254          --           --       16,254
                                                        --------      ------      -------     --------
                                                          41,652       1,198          154       42,696
                                                        --------      ------      -------     --------
              Total......................              $ 365,072    $ 17,900     $  2,488    $ 380,484
                                                        ========      ======      =======     ========

     Fixed maturities fair value are based on publicly quoted market prices at the close of trading December 31, 1994 or December 31, 1993, as appropriate.

     The amortized cost and estimated market value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     AMORTIZED     ESTIMATED
    DECEMBER 31, 1994                                                  COST        FAIR VALUE
    -----------------                                                ---------     ----------
                                                                          (IN THOUSANDS)
    CONSOLIDATED HELD-TO-MATURITY
    Due in one year or less........................................  $  27,181      $ 27,037
    Due after one year through five years..........................    155,096       155,296
    Due after five years through ten years.........................     89,559        86,131
    After ten years................................................     17,626        17,569
                                                                      --------      --------
                                                                       289,462       286,033
    Mortgage-backed securities.....................................    160,536       145,063
    Redeemable preferred stock.....................................      2,126         2,359
                                                                      --------      --------
                                                                     $ 452,124      $433,455
                                                                      --------      --------

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(4) INVESTMENTS -- (CONTINUED)

                                                                     AMORTIZED     ESTIMATED
     DECEMBER 31, 1994                                                 COST        FAIR VALUE
    ------------------                                               ---------     ----------
                                                                          (IN THOUSANDS)
    CONSOLIDATED AVAILABLE-FOR-SALE
    Due in one year or less........................................  $  12,609      $ 12,596
    Due after one year through five years..........................     80,128        78,286
    Due after five years through ten years.........................    127,496       122,268
    After ten years................................................      5,207         5,366
                                                                      --------      --------
                                                                       225,440       218,516
    Mortgage-backed securities.....................................     37,396        34,788
                                                                      --------      --------
                                                                       262,836       253,304
                                                                      --------      --------
              Total................................................  $ 714,960      $686,759
                                                                      ========      ========

                                                                     AMORTIZED     ESTIMATED
    DECEMBER 31, 1993                                                  COST        FAIR VALUE
    -----------------                                                ---------     ----------
                                                                          (IN THOUSANDS)
    OXFORD
    Due in one year or less........................................  $  15,362      $ 15,641
    Due after one year through five years..........................    118,343       125,274
    Due after five years through ten years.........................    108,693       115,402
    After ten years................................................      1,786         2,075
                                                                      --------      --------
                                                                       244,184       258,392
    Mortgage-backed securities.....................................    109,305       111,382
                                                                      --------      --------
              Total................................................  $ 353,489      $369,774
                                                                      ========      ========

                                                                     AMORTIZED     ESTIMATED
    DECEMBER 31, 1993                                                  COST        FAIR VALUE
    -----------------                                                ---------     ----------
                                                                          (IN THOUSANDS)
    RWIC HELD-TO-MATURITY
    Due in one year or less........................................  $  35,997      $ 32,090
    Due after one year through five years..........................    148,894       155,908
    Due after five years through ten years.........................     90,443       100,726
    After ten years................................................      9,646        10,104
                                                                      --------      --------
                                                                       284,980       298,828
    Mortgage-backed securities.....................................     36,140        36,260
    Redeemable preferred stock.....................................      2,300         2,700
                                                                      --------      --------
                                                                     $ 323,420      $337,788
                                                                      --------      --------

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(4) INVESTMENTS -- (CONTINUED)

                                                                     AMORTIZED     ESTIMATED
    DECEMBER 31, 1993                                                  COST        FAIR VALUE
    -----------------                                                ---------     ----------
                                                                          (IN THOUSANDS)
    RWIC AVAILABLE-FOR-SALE
    Due after one year through five years..........................  $   9,864      $  9,829
    Due after five years through ten years.........................      8,185         8,838
    After ten years................................................      7,349         7,775
                                                                      --------      --------
                                                                        25,398        26,442
    Mortgage-backed securities.....................................     16,254        16,254
                                                                      --------      --------
                                                                        41,652        42,696
                                                                      --------      --------
              Total................................................  $ 365,072      $380,484
                                                                      ========      ========

     Proceeds from sales of investments in debt securities during 1994 and 1993 were $71,242,000 and $25,409,000, respectively. Gross gains of $1,447,000 and $1,665,000 and gross losses of $332,000 and $91,000 were realized on those sales during 1994 and 1993, respectively. Proceeds from maturities and early redemptions of investments in debt securities during 1994 and 1993 were $117,233,000 and $169,089,000. Gross gains of $633,000 and $2,326,000 and gross losses of $510,000 and $254,000 were realized on these securities during 1994 and 1993, respectively.

     At December 31, 1994 and 1993 fixed maturities include bonds with an amortized cost of $16,775,000 and $15,450,000, respectively, on deposit with insurance regulatory authorities to meet statutory requirements.

     Real estate held for investment, net of accumulated depreciation of $357,000 in 1994 and $329,000 in 1993, is comprised of land, buildings and building improvements. Depreciation on buildings is computed using the straight-line method. The general range of useful lives for buildings is 15 to 40 years. Depreciation on building improvements is computed utilizing the straight-line method or an accelerated method over the range of useful lives of 10 to 15 years.

     At December 31, 1994 and 1993, mortgage notes held by Ponderosa with a book value of $79,498,000 and $48,395,000, respectively, were outstanding. The estimated fair value of the notes at December 31, 1994 and 1993 was $86,132,000 and $50,297,000, respectively. The estimated fair values were determined using discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings. Ponderosa s investment in mortgage loans, included as a component of investments, are reported net of allowance for possible losses of $525,000 in both 1994 and 1993.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(5) NOTES AND LOANS PAYABLE

     Notes and loans payable consist of the following:

                                                                          YEAR ENDED
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Short-term promissory notes....................................  $ 33,500     $ 50,000
    Notes payable to banks under revolving lines of credit,
      unsecured 6.43% to 6.74% interest rates,.....................   293,000       97,750
    Medium-term notes payable, unsecured 8.50% to 11.50% interest
      rates, due through 2000......................................   169,270      198,870
    Notes payable to insurance companies, unsecured 5.89% to 10.27%
      interest rates, due through 2010.............................   336,000      281,000
    Notes payable to banks, unsecured 5.375% to 5.67% interest
      rates, due through 1999......................................    45,700       94,800
    Mortgages payable, secured 5.0% to 10.00% interest rates, due
      through 2016.................................................     3,660        1,246
    Other notes payable, unsecured 9.50% interest rate, due through
      2005.........................................................        92           98
                                                                     --------     --------
                                                                     $881,222     $723,764
                                                                     ========     ========

     Mortgages payable are secured by land and buildings at various locations, which carry a net book value of $13,976,000 at year-end 1995.

     Domestic/Eurodollar revolving credit loans are available from participating banks under an agreement which provides for a total credit line of $365,000,000 through the expiration date of the revolving term of June 1, 1997. The Company may elect to borrow under the credit agreement in the form of Eurodollar borrowings or domestic dollar borrowings. Depending on the form of borrowing elected, interest will be based on the prime rate, the certificate of deposit rate, the federal funds effective rate or the interbank offering rate and in addition, margin interest rates will be charged. Loans may also be at a fixed rate based upon the discretion of the borrower and lender. At March 31, 1995, the weighted average interest rate on borrowings outstanding was 6.48%.

     Facility fees, which are based upon the amount of credit line, aggregated $901,000 and $588,000 for 1995 and 1994, respectively. As of year-end 1995, loans outstanding under the revolving credit line totaled $293,000,000. Management intends to refinance the borrowings on a long-term basis by either replacing them with long-term obligations, renewing or extending them.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(5) NOTES AND LOANS PAYABLE -- (CONTINUED)

                                                                          YEAR ENDED
                                                               --------------------------------
                                                                 1995        1994        1993
                                                               --------     -------     -------
                                                                        (IN THOUSANDS)
A summary of revolving credit activity follows:
  Weighted average interest rate:
     during the year.........................................      5.62%       3.62%       4.36%
     at year end.............................................      6.48%       3.93%       3.56%
  Maximum amount outstanding during the year.................  $293,000     159,750     126,000
  Average amount outstanding during the year.................  $191,146      67,354      96,667
A summary of notes payable follows:
  Weighted average interest rate:
     during the year.........................................      5.25%       3.80%       4.09%
     at year end.............................................      6.44%       4.04%       3.66%
  Maximum amount outstanding during the year.................  $135,000      50,000      25,000
  Average amount outstanding during the year.................  $ 46,604      11,380      14,167

     AMERCO has lines of credit with various banks totaling $275,001,000 at March 31, 1995.

     The Company has executed interest rate swap agreements ("SWAPS") to potentially mitigate the impact of changes in interest rates on its floating rate debt. These agreements effectively change the Company's interest rate exposure on $193,000,000 of floating rate notes to a weighted average fixed rate of 8.62%. The SWAP's mature at the time the related notes mature. During the year a swap with a notional value of $15,000,000 matured. Incremental interest expense associated with SWAP activity was $7,092,000 and $11,989,000 during 1995 and 1994, respectively.

     Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. At March 31, 1995, the Company was in compliance with these covenants. In addition, these credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company. See also Note 14.

     In May 1995, the Company amended a $185 million revolving credit agreement to extend the maturity to September 1995.

     The annual maturities of long-term debt for the next five years, if the revolving credit lines are outstanding to maturity, are:

                                                                    YEAR ENDED
                                                --------------------------------------------------
                                                  1996       1997       1998      1999      2000
                                                --------   --------   --------   -------   -------
                                                                  (IN THOUSANDS)
Mortgages.....................................  $    422   $    236   $    443   $   188   $   131
Medium-term and other notes...................    74,226     66,807     14,258    11,009     3,010
Insurance Placements..........................    11,000     63,833     45,762    50,762    44,247
Bank Placements...............................    21,600     21,600      1,600       900        --
Revolving Credit..............................        --         --    293,000        --        --
                                                --------   --------   --------   -------   -------
                                                $107,248   $152,476   $355,063   $62,859   $47,388
                                                ========   ========   ========   =======   =======

     During the first and third quarters of fiscal 1994, the Company purchased $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased is 9.34%. The purchase resulted in an extraordinary charge of $1,897,000 net of $1,021,000 of tax benefit.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(5) NOTES AND LOANS PAYABLE -- (CONTINUED)

     During the fourth quarter of fiscal 1994, the Company terminated swaps with a notional value of $77 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1,473,000 net of $793,000 of tax benefit.

(6) STOCKHOLDERS' EQUITY

     In October 1992, the stockholders approved an amendment to the Company's Articles of Incorporation to increase the authorized capital stock of the Company to a total of 350,000,000 shares from 65,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The increased capital stock consists of 150,000,000 shares of Common Stock, 150,000,000 shares of Serial Common Stock and 50,000,000 shares of Preferred Stock. The Board of Directors (the Board) may authorize the Serial Common Stock to be issued in such series and on such terms as the Board shall determine. The amendment also clarifies the voting rights of the Preferred Stock and allows the issuance of Preferred Stock with or without par value.

     In October 1993, the Company issued 6,100,000 shares of 8.5% cumulative, no par, non-voting preferred stock. The preferred stock is not convertible into, or exchangeable for, shares of any other class or classes of stock of the Company. Dividends are payable quarterly in arrears and have priority as to dividends over the Company's common stock. The preferred stock is not redeemable prior to December 1, 2000. On or after December 1, 2000, the Company, at its option, may redeem all or part of the preferred stock, for cash at $25.00 per share plus accrued and unpaid dividends to the redemption date.

     On February 1, 1994, the Company entered into an Exchange Agreement with Mark V. Shoen. Pursuant to the exchange agreement, in exchange for 3,475,520 shares of common stock owned by Mark V. Shoen, Mark V. Shoen received 3,475,520 shares of Series A common stock.

     On April 13, 1994, the Company and Edward J. Shoen entered into an Agreement in Principle pursuant to which the Company agreed to acquire all of the outstanding capital stock of EJOS, Inc., all of which stock was held by Edward J. Shoen and a certain irrevocable trust established by Edward J. Shoen, in exchange for the same number of shares of the Company's common stock as were held by EJOS, Inc. In exchange for EJOS, Inc.'s capital stock, Edward J. Shoen and the irrevocable trust established by Edward J. Shoen received 3,483,681 and 559,443 shares of the Company's common stock, respectively. The exchange described above was effected in accordance with the terms of an Agreement and Plan of Exchange of Shares of EJOS, Inc. and AMERCO, dated May 18, 1994, among EJOS, Inc., the Company, Edward J. Shoen, and the irrevocable trust established by Edward J. Shoen. Edward J. Shoen is a major stockholder, Chairman of the Board, and President of the Company.

     On August 24, 1994, the Company entered into an Exchange Agreement with Edward J. Shoen, the Company's Chairman of the Board and President. Pursuant to the exchange agreement, in exchange for 3,483,681 shares of common stock owned by Edward J. Shoen, Edward J. Shoen received 3,483,681 shares of Series A common stock.

     On November 28, 1994, the Company entered into an Exchange Agreement with Mark V. Shoen, a director and major stockholder of the Company. Pursuant to the exchange agreement, in exchange for 3,475,520 shares of Series A common stock owned by Mark V. Shoen, Mark V. Shoen received 3,475,520 shares of common stock.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(7) INCOME TAXES

     The components of the consolidated expense for income taxes applicable to operations are as follows:

                                                                     YEAR ENDED
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Current:
      Federal..........................................  $ 12,629     $  2,112     $  1,800
      State............................................     1,038          185          726
    Deferred:
      Federal..........................................    19,678       16,365       13,902
      State............................................        79        1,191          842
                                                         --------     --------     --------
                                                         $ 33,424     $ 19,853     $ 17,270
                                                         ========     ========     ========

     Deferred tax liabilities (assets) are comprised as follows:

                                                                     YEAR ENDED
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Accelerated depreciation of:
      property, plant and equipment....................  $155,756     $145,391     $134,466
    Benefit of tax NOL and credit carryforwards........   (64,076)     (74,905)     (85,326)
    Rental equipment overhaul costs amortized..........       419          751        1,126
    Deferred inventory adjustments.....................      (103)      (1,177)        (356)
    Deferred acquisition costs.........................    15,720       15,361       15,761
    Deferred gain from intercompany transactions.......       459         (894)      (2,780)
    Bad debt expense...................................    (1,935)      (1,635)      (1,429)
    Accrued expense on future dealer benefits..........    (3,451)      (3,347)      (2,576)
    Accrued vacation and sick-pay......................    (1,338)      (1,182)      (1,132)
    Accelerated retirement deductions..................        --           --          860
    Customer deposit liability.........................    (2,884)      (2,375)          --
    Deferred revenue from sale/leaseback...............      (437)      (1,357)      (1,779)
    Accrued retirement expense.........................    (2,279)      (1,755)          --
    Policy benefits and losses, claims and loss
      expenses payable.................................   (24,671)     (24,022)     (24,986)
    Other..............................................    (2,455)        (283)       1,041
                                                         --------     --------     --------
         Total.........................................  $ 68,725     $ 48,571     $ 32,890
                                                         ========     ========     ========

                                                                     YEAR ENDED
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Balance comprised of:
      Deferred tax assets..............................  $  2,312     $  2,220     $  2,223
      Deferred tax liability...........................    71,037       50,791       35,113
                                                         --------     --------     --------
    Net deferred taxes.................................  $ 68,725     $ 48,571     $ 32,890
                                                         ========     ========     ========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(7) INCOME TAXES -- (CONTINUED)

     Actual tax expense reported on earnings from operations differs from the "expected" tax expense amount (computed by applying the United States federal corporate tax rate of 35% in 1995 and 1994, and 34% in 1993) as follows:

                                                                     YEAR ENDED
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Computed "expected" tax expense....................  $ 32,696     $ 23,276     $ 16,938
    Increases (reductions) in taxes resulting from:
      Tax-exempt interest income.......................    (1,243)      (1,525)      (2,278)
      Dividends received deduction.....................       (62)        (101)        (289)
      Net reinsurance effect...........................       120          120          116
      Canadian subsidiary income tax (expense)
         benefit unrealized............................    (1,078)        (204)         230
      True-up of prior year estimated current tax......     1,030       (1,327)          --
      Federal tax benefit of state and local taxes.....      (391)        (482)        (534)
      Other............................................     1,235       (1,280)       1,519
                                                         --------     --------     --------
         Actual federal tax expense....................    32,307       18,477       15,702
      State and local income tax expense...............     1,117        1,376        1,568
                                                         --------     --------     --------
         Actual tax expense of operations..............  $ 33,424     $ 19,853     $ 17,270
                                                         ========     ========     ========

     The 1993 financial statements have been restated to give retroactive effect to the adoption of SFAS 109. The impact on previously issued financial statements, income (loss), is as follows (in thousands except per share data):

                                                                               YEAR ENDED
                                                                             --------------
                                                                                  1993
                                                                             --------------
                                                                             (IN THOUSANDS)
    Earnings:
      Effect of change on income before extraordinary item as originally
         reported........................................................       $ (2,309)
      Effect of change on net income as originally reported..............         (8,687)
    Earnings per common share:
      Effect of change on income before extraordinary item as originally
         reported........................................................       $   (.06)
      Effect of change on net income as originally reported..............           (.22)

     Under the provisions of the Tax Reform Act of 1984 (the Act), the balance in Oxford's account designated "Policyholders' Surplus Account" is frozen at its December 31, 1983 balance of $19,251,000. Federal income taxes (Phase III) will be payable thereon at applicable current rates if amounts in this account are distributed to the stockholder or to the extent the account exceeds a prescribed maximum. Oxford did not incur a Phase III liability for the years ended December 31, 1994, 1993 and 1992.

     The Internal Revenue Service has examined AMERCO's income tax returns for the years ended 1990 and 1991. All agreed issues have been provided for in the financial statements including the application of such adjustments to open years. The tax effect of the unagreed issues will not have a material impact on the financial statements.

     At year-end 1995 AMERCO and RWIC have non-life net operating loss carryforwards available to offset taxable income in future years of $106,500,000 for tax purposes. These carryforwards expire in 2000 through 2007. AMERCO also has investment tax credit and other credit carryforwards of $885,000 for tax purposes which expire in 1999 through 2005. AMERCO has alternative minimum tax credit carry forwards of

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(7) INCOME TAXES -- (CONTINUED)

$16,575,000 which do not have an expiration date, but may only be utilized in years in which regular tax exceeds alternative minimum tax. The use of certain carryforwards may be limited or prohibited if a reorganization or other change in corporate ownership were to occur.

     Provision for federal income taxes has not been made for the difference between the Company's book and tax bases of its investment in Ponderosa, since the Company believes such difference to be permanent in duration.

     During 1994, Oxford dividended their investment in RWIC common stock to Ponderosa at its book value. As a result of such dividend, a deferred intercompany gain arose due to the difference between the book value and fair value of such common stock. However, such gain can only be triggered if certain events occur. To date, no events have occurred which would trigger such gain recognition. No deferred taxes have been provided in the accompanying consolidated financial statements as management believes that no events will occur to trigger such gain.

(8) TRANSACTIONS WITH FLEET OWNERS AND OTHER RENTAL EQUIPMENT OWNERS

     Fleet Owners (independent rental equipment owners) own approximately 21% of all U-Haul rental trailers, .04% of all U-Haul rental trucks and certain other rental equipment. There are over 5,400 fleet owners, including certain officers, directors, employees and stockholders of the Company. All rental equipment is operated under contract with U-Haul, a wholly-owned subsidiary of AMERCO, whereby U-Haul administers the operations and marketing of such equipment and in return receives a percentage of rental fees paid by customers. AMERCO guarantees performance of these contracts. Based on the terms of various contracts, rental fees are distributed to the subsidiaries of AMERCO (for services as operators), to the fleet owners (including certain subsidiaries and related parties of AMERCO) and to Rental Dealers (including Company operated U-Haul Centers).

     The Company owns over 99% of all general rental items and the remainder of the rental equipment is consigned to AMERCO and its consolidated subsidiaries. The equipment is operated under various contracts with subsidiaries of AMERCO, whereby the consolidated group administers the operations and marketing of the equipment. In return the investors receive a percentage of the rental fees paid by customers.

     Oxford reinsures short-term accidental death and medical insurance risks for customers who rent vehicles owned by the Company and fleet owners. Premiums earned during the years ended December 31, 1994, 1993 and 1992 were $1,556,000, $1,428,000 and $1,399,000, respectively.

     RWIC insures and reinsures general liability, auto liability, commercial general liability and worker's compensation coverage for member companies of the consolidated group. Premiums earned by RWIC during the years ended December 31, 1994, 1993 and 1992 on these policies amounted to $20,600,000, $18,800,000 and
$18,300,000, respectively, and were eliminated in consolidation.

     RWIC insures and reinsures certain risks of U-Haul customers and independent fleet owners. Premiums earned during the years ended December 31, 1994, 1993 and 1992 on these policies amounted to $39,300,000, $32,800,000 and
$31,700,000, respectively.

(9) DEALER FINANCIAL SECURITY PLAN

     In September 1984, the Company adopted an unfunded dealer financial security plan (the Security Plan) for its independent dealers and their key employees who elected to enroll in the plan. Subsequent to the initial enrollment in the Security Plan, the Company suspended the plan to additional enrollees. Under the Security Plan, deductions are made from dealer commissions in return for future benefits including death, disability and retirement benefits. These benefits are paid directly from the general assets of the Company. Life insurance is

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(9) DEALER FINANCIAL SECURITY PLAN -- (CONTINUED)

carried on each Security Plan participant in favor of the Company to indirectly fund future benefit payments. Total deductions withheld from commissions for 1995, 1994, and 1993 were $466,000, $613,000 and $714,000, respectively. Total insurance premium expense for the years ended 1995, 1994 and 1993 amounted to $1,294,000, $1,304,000 and $1,300,000, respectively. Benefits paid under the Security Plan for the years ended 1995, 1994 and 1993 were insignificant.

(10) EMPLOYEE BENEFIT PLANS

     AMERCO and its subsidiaries participate in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the Plan) which is designed to provide all eligible employees with savings for their retirement and to acquire a proprietary interest in the Company.

     The Plan has three separate features: a profit sharing feature (the Profit Sharing Plan) under which the Employer may make contributions on behalf of participants; a savings feature (the Savings Plan) which allows participants to defer income under Section 401k of the Internal Revenue Code of 1986; and an employee stock ownership feature (the ESOP) under which the Company may make contributions of AMERCO common stock or cash to acquire such stock on behalf of participants. Generally, employees of the Company are eligible to participate in the Plan upon completion of a one year service requirement.

     At its discretion, profits of such amounts as determined by the Board of Directors (which shall not exceed the amounts that are deductible under the Internal Revenue Code) may be contributed to the Profit Sharing Plan at the end of each Plan year to a designated trustee and administered and applied in accordance with the terms of the trust agreement. The Company did not contribute to the Profit Sharing Plan during the years ended 1995, 1994 and 1993.

     Under the Savings Plan, an employee may make pre-tax contributions of up to eighteen percent of base salary. Participants are immediately vested in all contributions plus actual earnings thereon.

     The ESOP is designed to enable eligible employees to acquire a proprietary interest in the Company. The Company may, in its sole and absolute discretion, elect to contribute to the trust fund amounts to be used by the ESOP trustee to purchase shares of the $.25 par value common stock of the Company and/or the Company may contribute stock directly to the trust fund.

     To fund the ESOP trust (ESOT), the Company borrowed $16,000,000 repayable over ten years in annual installments of $1,600,000 beginning December 1989. Proceeds of this borrowing were loaned to the ESOT on the same terms and are used by the ESOT to purchase shares of AMERCO common stock. Interest payments under this agreement were $313,000 in 1995, $253,000 in 1994 and $402,000 in
1993.

     To fund additional purchases of the Company stock, in May 1990 the ESOT borrowed $1,172,000 from the Company repayable over ten years under a stock pledge agreement. The interest rate is based upon the average interest rate paid by the Company. Interest payments amounted to $72,000, $90,000 and $105,000 for 1995, 1994 and 1993, respectively. As of March 31, 1995, $703,000 is outstanding under this agreement.

     During fiscal year 1991, the Company executed an additional stock pledge agreement with the ESOT to make loans available in an aggregate principal amount equal to $10,000,000 over a five year commitment period. In April 1994 the ESOT modified the 1991 agreement to increase the commitment from $10,000,000 to $20,000,000 and extend the commitment period an additional five years. Borrowings under the agreement are repaid based upon a twenty year amortization period. Interest is based upon the average rate paid by AMERCO under all promissory notes, commercial paper and other evidences of indebtedness issued by AMERCO and outstanding as of the date the rate is to be calculated. Under this agreement, $14,790,000 is outstanding at March 31, 1995. Interest payments under this agreement were $745,000, $474,000 and $366,000 for 1995, 1994 and 1993,
respectively. Subsequent to March 31, 1995 borrowings total $6,600,000.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(10) EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     Shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the plan year. Contributions to the ESOT charged to expense were $2,571,000, $2,269,000 and $2,255,000 for the years ended 1995, 1994 and 1993, respectively.

     Effective April 1, 1994, the Company adopted Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" for shares purchased subsequent to December 31, 1992. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares purchased after December 31, 1992 are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

     Shares purchased prior to December 31, 1992 are not accounted for under the above guidance. Dividends are recorded as a reduction of retained earnings, shares are considered outstanding for earnings-per-share calculations, and compensation expense is based upon debt service.

     The ESOP shares as of March 31 were as follows (in thousands):

                                                     SHARES ISSUED           SHARES ISSUED
                                                       PRIOR TO              SUBSEQUENT TO
                                                    DECEMBER, 1992          DECEMBER, 1992
                                                  -------------------     -------------------
                                                   1995        1994        1995        1994
                                                  -------     -------     -------     -------
    Allocated shares............................    1,233       1,109          13           1
    Shares committed to be released.............       --          --           8          --
    Unreleased shares...........................    1,211       1,443         594         291
                                                  -------     -------     -------     -------
    Total ESOP shares...........................    2,444       2,552         615         292
                                                  =======     =======     =======     =======
    Fair value of unreleased shares.............  $11,298     $13,134     $12,697     $ 4,947
                                                  =======     =======     =======     =======

     For purposes of this schedule, fair value of unreleased shares issued prior to December 31, 1992 is defined as the historical cost of such shares. Fair value of unreleased shares issued subsequent to December 31, 1992 and held at March 31, 1995 is defined as the March 31, 1995 trading value of such shares. Fair value of unreleased shares issued subsequent to December 31, 1992 and held at March 31, 1994 is defined as the appraised value as such shares were not traded in an active market at that date. Management considers the actual fair value of the shares to be in excess of their trading value at March 31, 1995. See also Note 17.

     During fiscal 1989, the Company adopted a Key Employee Stock Purchase Plan (the KESPP) authorizing it to sell to employees and non-employee directors of the Company up to 3,240,000 shares of common stock of the Company at a per share price of $6.79, the fair market value of such shares on the date such plan was adopted. Pursuant to authorization by the Board of Directors, five key employees purchased 3,239,600 shares under the KESPP for cash and promissory notes at the rate of nine percent per annum. In July 1989, the Plan purchased 1,904,000 shares of the Company's $.25 par value common stock from four key employees at a per share price of $8.63, the fair market value of such shares on the date of sale. Principal and interest payments on the promissory notes were received by the Company from the key employees.

     Oxford insures various group life and group disability insurance plans covering employees of the consolidated group. Premiums earned were $1,896,000, $1,325,000 and $1,037,000 for the years ended 1995, 1994 and 1993, respectively and were eliminated in consolidation. As of January 1, 1991, the Company elected to self-fund its group-health and dental plans.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(11) POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The Company provides medical and life insurance benefits to retired employees and eligible dependents over age 65 if the employee meets specified age and service requirements.

     The Company uses the accrual method of accounting for postretirement benefits. Prior to 1994, the Company recognized these costs, which were not material, as claims were incurred. Upon adoption of SFAS 106, the Company elected to immediately recognize the cumulative effect of the change in accounting for postretirement benefits of $5.0 million ($3.1 million net of income tax benefit) which represents the accumulated postretirement benefit obligation (APBO) existing at April 1, 1993. In addition, the impact of the change in ongoing operations is an increase in expense of about $592,000 and $1,087,000 in 1995 and 1994, respectively. The Company continues to fund medical and life insurance benefit costs as claims are incurred.

     The components of net periodic postretirement benefit cost for 1995 and 1994 are as follows (in thousands):

                                                              1995        1994
                                                             -------     -------
    Service cost for benefits earned during the period.....  $   210     $   489
    Interest cost on APBO..................................      382         598
                                                                ----      ------
    Net periodic postretirement benefit cost...............  $   592     $ 1,087
                                                                ====      ======

     The 1995 and 1994 postretirement benefit liability included the following components (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Actuarial present value of postretirement benefit obligation:
      Retirees.......................................................  $(1,638)    $(1,848)
      Eligible active plan participants..............................     (341)       (413)
      Other active plan participants.................................   (3,105)     (3,832)
                                                                       -------     -------
    Accumulated postretirement benefit obligation....................   (5,084)     (6,093)
    Unrecognized prior service gain..................................
    Unrecognized net loss............................................   (1,601)         --
                                                                       -------     -------
                                                                       $(6,685)    $(6,093)
                                                                       =======     =======

     The discount rate assumptions used in computing the information above were as follows:

                                                                1995     1994
                                                                ----     -----
    Accumulated postretirement benefit obligation.............  8.5%     7.75%

     The year-to-year fluctuations in the discount rate assumptions primarily reflect changes in U.S. interest rates. The discount rate represents the expected yield on a portfolio of high-grade (AA-AAA rated or equivalent) fixed-income investments with cash flow streams sufficient to satisfy benefit obligations under the plans when due.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.0% in 1995, declining annually to an ultimate rate of 4.0% in 2010. The assumed health care cost trend rate reflects a $20,000 maximum lifetime benefit included in the Company's plan.

     If the health care cost trend rate assumptions were increased by 1.0%, the APBO as of March 31, 1995 would be increased by approximately $800,000. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1995 would be an increase of approximately $140,000.

     Postemployment benefits provided by the Company are not material.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(12) REINSURANCE

     The Company assumes and cedes reinsurance on both a coinsurance and risk premium basis. The Company obtains reinsurance for that portion of risks exceeding retention limits. The maximum amount of life insurance retained on any one life is $100,000.

     The Company also reinsures a wide range of property-casualty risks with third parties and insures general and auto liability, multiple peril and worker's compensation coverage for the consolidated group, independent fleet owners and customers as a direct writer and as a reinsurer through third party companies.

     To the extent that a reinsurer is unable to meet its obligation under the related reinsurance agreements, the Company would remain liable for the unpaid losses and loss expenses. Pursuant to certain of these agreements, the Company holds letters of credit in the amount of $14,800,000 from reinsurers. The Company has issued letters of credit totaling approximately $22,700,000 in favor of certain ceding companies.

     During fiscal 1995 Oxford issued a letter of credit of approximately $20.6 million in favor of certain ceding companies. AMERCO has guaranteed such letter of credit.

     RWIC is a reinsurer of municipal bond insurance through an agreement with MBIA, Inc. Premium generated through this agreement is recognized pro rata over the contract coverage period. The related unearned premium as of December 31, 1994 and 1993 was $4,400,000 for each period. RWIC's share of case loss reserves related to this coverage is approximately $41,000 at December 31, 1994. RWIC's aggregate exposure for Class 1 municipal bond insurance was $709,000,000 as of December 31, 1994.

     A summary of reinsurance transactions by business segment follows:

                                                                                           PERCENTAGE
                                                CEDED         ASSUMED                       OF AMOUNT
                                  DIRECT       TO OTHER      FROM OTHER        NET         ASSUMED TO
                                  AMOUNT      COMPANIES      COMPANIES        AMOUNT           NET
                                  -------     ----------     ----------     ----------     -----------
                                                             (IN THOUSANDS)
YEAR END 1995
  Life insurance in force.......  $32,046      $    500      $2,729,372     $2,760,918          99%
                                  =======       =======      ==========     ==========
  Premiums earned:
     Life.......................  $ 1,601      $     16      $    8,149     $    9,734          84%
     Accident and health........    3,980           198           1,513          5,295          29%
     Annuity....................       61            --           7,696          7,757          99%
     Property casualty..........   86,869        40,871          66,864        112,862          59%
                                  -------       -------      ----------     ----------
          Total.................  $92,511      $ 41,085      $   84,222     $  135,648
                                  =======       =======      ==========     ==========
YEAR END 1994
  Life insurance in force.......  $19,860      $    524      $2,979,714     $2,999,050          99%
                                  =======       =======      ==========     ==========
  Premiums earned:
     Life.......................  $    53            16           8,876          8,913          99%
     Accident and health........    1,120           209           1,455          2,366          61%
     Annuity....................       --            --           5,419          5,419         100%
     Property casualty..........   81,676        45,122          70,092        106,646          66%
                                  -------       -------      ----------     ----------
          Total.................  $82,849      $ 45,347      $   85,842     $  123,344
                                  =======       =======      ==========     ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                                                                                           PERCENTAGE
                                                CEDED         ASSUMED                       OF AMOUNT
                                  DIRECT       TO OTHER      FROM OTHER        NET         ASSUMED TO
                                  AMOUNT      COMPANIES      COMPANIES        AMOUNT           NET
                                  -------     ----------     ----------     ----------     -----------
                                                             (IN THOUSANDS)
(12) REINSURANCE -- (CONTINUED)

YEAR END 1993
  Life insurance in force.......  $20,983       $   547      $3,375,548     $3,395,984          99%
                                  =======       =======      ==========     ==========
  Premiums earned:
     Life.......................  $    81            --      $    9,910     $    9,991          99%
     Accident and health........      996           103           2,111          3,004          70%
     Annuity....................      202            --           2,907          3,109          94%
     Property casualty..........   73,523        39,016          48,214         82,721          58%
                                  -------       -------      ----------     ----------
          Total.................  $74,802       $39,119      $   63,142     $   98,825
                                  =======       =======      ==========     ==========

(13) CONTINGENT LIABILITIES AND COMMITMENTS

     The Company occupies certain facilities and uses certain equipment under operating lease commitments with terms expiring through 2079. Lease expense was $66,487,000, $84,359,000 and $119,106,000 for the years ended 1995, 1994 and
1993, respectively. During the year ended March 31, 1995, U-Haul Leasing & Sales Co., a wholly-owned subsidiary of U-Haul, entered into fifteen transactions, whereby the Company sold rental trucks and subsequently leased them back. Subsequent to year end, no additional lease agreements were executed. AMERCO has guaranteed $42,537,000 of residual values at March 31, 1995 on these assets at the end of the respective lease terms. Certain leases contain renewal and fair market value purchase options and mileage and other restrictions similar to those disclosed in Note 5 for notes payable and loan agreements.

     Following are the lease commitments for leases having terms of more than one year (in thousands):

                                                     PROPERTY, PLANT        RENTAL
    YEAR ENDED                                     AND OTHER EQUIPMENT      TRUCKS       TOTAL
    ----------                                     -------------------     --------     --------
    1996.........................................         $1,512           $ 58,777     $ 60,289
    1997.........................................          1,019             52,051       53,070
    1998.........................................            750             52,051       52,801
    1999.........................................            540             52,051       52,591
    2000.........................................            409             52,051       52,460
    Thereafter...................................          4,993             48,838       53,831
                                                          ------           --------     --------
                                                          $9,223           $315,819     $325,042
                                                          ======           ========     ========

     The Company is a defendant in a number of suits and claims incident to the types of business it conducts and several administrative proceedings arising from state and local provisions that regulate the removal and/or cleanup of underground fuel storage tanks. It is the opinion of management that none of such suits, claims, or proceedings involving the Company, individually or in the aggregate, are expected to result in a material loss. Also see Notes 12 and 14.

(14) LEGAL PROCEEDINGS

     Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty, who are current members of the Board of Directors of the Company and Paul F. Shoen, who is a former director are defendants in an action in the Superior Court of the State of Arizona, Maricopa County, entitled Samuel
W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 (the Shoen

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(14) LEGAL PROCEEDINGS -- (CONTINUED)

Litigation). The Company was also a defendant in the action as originally filed, but the Company was dismissed from the action on August 15, 1994. The plaintiffs, who collectively hold 47.3% of the Company's common stock and who are all members of a stockholder group that is currently opposed to existing Company management have alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company common stock to certain key employees. That sale allegedly prevented the plaintiffs from gaining a majority position in the Company's voting stock and control of the Company's Board of Directors. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, punitive damages, and statutory post judgment interest.

     Based on the plaintiffs' theory of damages (that their stock has little or no current value), the Court ruled that the plaintiffs elected as their remedy in this lawsuit to transfer their shares of stock to the defendants upon the satisfaction of the judgment. On October 7, 1994, the jury determined that the defendants breached their fiduciary duties and such breach diminished the value of the plaintiffs' stock. The jury also determined the value of the plaintiffs' stock in 1988 to be $81.12 per share or approximately $1.48 billion. On February 2, 1995, the judge in this case granted the defendants' motion for remittitur or a new trial on the issue of damages. The judge determined that the value of the plaintiffs' stock in 1988 was $25.30 per share or approximately $461.8 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur. The jury also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. The judge ruled that this punitive damage award was excessive and granted Edward J. Shoen's motion for remittitur or a new trial on the issue of punitive damages. The judge reduced the award of punitive damages against Edward J. Shoen to $7 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur reducing the punitive damage to $7 million. On February 21, 1995, judgment was entered against the defendants. On March 23, 1995, Edward J. Shoen filed a notice of appeal with respect to the award of punitive damages and the plaintiffs have subsequently cross-appealed the judge's remittitur of the punitive damages.

     Pursuant to separate indemnification agreements, the Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws, for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. With respect to the defendants who have filed for protection under the federal bankruptcy laws (as described below), the extent of the Company's indemnification obligations may be an issue in the bankruptcy proceedings. Before the Company will have any indemnification obligations, the defendants must request indemnification from the Company and a determination must be made under Nevada law as to the validity of the indemnification claims. The defendants have not attempted to make demands upon or prosecute their indemnification claims against the Company. The Company reserves the right to contest the validity of any indemnification claims made by the defendants. The extent of the Company's obligation under the indemnification agreements, if any, cannot be reasonably estimated. No provision has been made in the Company's consolidated financial statements for any possible indemnification claims. If valid indemnification claims are made, the Company believes that it can fulfill any such indemnification obligations consistent with its existing credit agreements, or in the alternative, the Company may seek the waiver or amendment of certain of the provisions of one or more of its credit agreements when the indemnification obligations are determined. The Company believes, but no assurance can be given, that it can obtain any necessary waivers or amendments.

     Any attempted transfer of common stock from the plaintiffs to the defendants will implicate rights held by the Company. For example, pursuant to the Company's By-Laws, the Company has certain rights of first refusal with respect to the transfer of the plaintiffs' stock. In addition, the defendants' rights to acquire the plaintiffs' stock may present a corporate opportunity which the Company is entitled to exercise.

     On February 21, 1995, Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty (the Director-Defendants) filed for protection under Chapter 11 of the federal bankruptcy

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(14) LEGAL PROCEEDINGS -- (CONTINUED)

laws, resulting in the issuance of an order automatically staying the execution of the judgment against those defendants. In late April 1995, the Director-Defendants, in cooperation with the Company, filed plans of reorganization in the United States Bankruptcy Court for the District of Arizona (collectively, the Plan), all of which propose the same funding and treatment of the plaintiffs claims resulting from the judgment in the Shoen Litigation.

     Under the Plan, the Director-Defendants will transfer (or cause to be transferred) to a trust (the Trust), property having a stipulated or adjudicated value in excess of $461.8 million. Each of the plaintiffs would receive a trust certificate representing an undivided, fractional beneficial interest in the Trust. The property transferred to the Trust is expected to consist of (i) approximately $300 million in Series B 7 1/2% non-voting cumulative preferred stock issued by the Company or one of its subsidiaries; (ii) a 1993 REMIC certificate held by the Company with a face value of $11,518,000 evidencing a pool of 61 commercial mortgage loans which are secured by mortgages or deeds of trust on 60 self-storage properties; (iii) mortgage loans with an aggregate principal balance of approximately $109,914,000 on property held by the Company, one or more of its subsidiaries, or two corporations affiliated with the Company; and (iv) real property held free and clear by the Company or its subsidiaries having a total fair value of approximately $50 million. Upon the funding of the Trust, the plaintiffs participating in the Trust will have their judgment satisfied and will be obligated to transfer their shares of common stock to the Company or its designee.

     Alternatively, and in lieu of their respective proportionate shares of the property to be transferred to the Trust, each of the plaintiffs may elect to participate in a settlement and receive a discounted cash payment in full satisfaction of his or her claim (the Settlement). The Settlement provides for a cash fund of up to $350 million to be paid by the Company to satisfy the claims of all plaintiffs electing to participate in the Settlement. Any plaintiff electing to participate in the Settlement will receive a pro rata distribution of such fund based on the percentage of all of the plaintiffs' stock held by such plaintiff. Any plaintiff so electing will not participate in or be entitled to any interest in the Trust and the amount of property transferred to the Trust will be correspondingly reduced. The Company plans to fund the Settlement through its existing lines of credit, additional debt or equity issuances, asset sales or a combination of the foregoing. The Company will determine which financing source or sources to use to fund the Settlement based on, among other things, market conditions as they exist from time to time and the number of plaintiffs electing to participate in the Settlement. The Company is unable to estimate the amount or cost of the financing, if any, necessary to fund the Settlement. Upon receipt of the cash distribution pursuant to the Settlement, the plaintiffs electing to participate in the Settlement will be obligated to transfer their common stock to the Company or its designee.

     The Company expects the court to consider the Plan during 1995. However, there is no assurance that the Plan will be confirmed by the federal bankruptcy court or that the Plan as confirmed will operate as described above. The Company's participation in the Plan is subject to the approval of the Board of Directors. Because of the Plan's complexity and the alternatives provided to the plaintiffs under the Plan, and because the Plan has not yet been confirmed, the Company is unable to determine the Plan's impact on the Company's financial condition, results of operations, or capital expenditure plans. However, as a result of funding the Plan, the Company is likely to incur additional costs in the future in the form of dividends on preferred stock and/or interest on borrowed funds.

     No provision has been made in the Company's financial statements for any payments to be made to the plaintiffs or the Trust pursuant to the Plan. In addition, in the event any consideration paid by the Company for the plaintiffs'stock is in excess of the fair value of the stock received by the Company, the Company will be required to record an expense equal to that difference.

     On April 25, 1995, the Director-Defendants filed an action in the United States Bankruptcy Court for the District of Arizona entitled Edward J. Shoen, et al. v. Leonard S. Shoen, et al., Case No. 95-1430-PHX-

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(14) LEGAL PROCEEDINGS -- (CONTINUED)

JMM, Adversary No. 95-284, seeking injunctive relief to prevent the Company from conducting its 1994 and 1995 annual meetings of stockholders until the Plan is confirmed and/or to prevent the plaintiffs from voting the common stock that they are required to transfer pursuant to the Shoen Litigation. The Director-Defendants alleged that despite the election by the plaintiffs to transfer their common stock and thereby disengage themselves from Company ownership, the plaintiffs have two members of their stockholder group nominated to fill two director positions which are scheduled for election at the 1994 annual meeting of stockholders. The Director-Defendants argued that it is inappropriate to base the plaintiffs right to vote at stockholders meetings on their record ownership of common stock which is the subject of the judgment in the Shoen Litigation. The Director-Defendants further alleged that if the Company is not enjoined from holding the 1994 and 1995 annual meetings until the Plan is confirmed and if the plaintiffs are not enjoined from voting their common stock, the plaintiffs are likely to elect up to half of the members of the Company's Board of Directors before the end of 1995 because the plaintiffs currently control more common stock than the stockholder group that supports existing Company management. The election of Board of Director nominees supported by the plaintiffs would be likely to disrupt the Company's ability to support and fund the Plan. Such disruption, the Director-Defendants alleged, would affect their ability to reorganize and would cause them substantial and irreparable injury. On June 8, 1995 the court enjoined the Company from conducting its 1994 and 1995 annual meetings of stockholders until an order is entered confirming or denying confirmation of the Plan, or until further order of the court.

     Sophia M. Shoen, Paul F. Shoen and the Company are parties to separate Share Repurchase and Registration Rights Agreements which require all disputes relating thereto to be resolved by arbitration. On April 8, 1994, Sophia M. Shoen and Paul F. Shoen commenced the dispute resolution process. Private arbitration proceedings pursuant to these agreements were convened on June 19, 1994. All of the claims asserted by Paul F. Shoen in the arbitration have been dismissed pursuant to a settlement agreement described in the following paragraph. In the arbitration, Sophia M. Shoen asserted that the Company has breached its obligations to her by failing to timely register the sale of her shares which were sold to the public in November 1994 and by failing to remove the right of first refusal on all of the Company's common stock. Sophia M. Shoen asserted that, as a consequence of this alleged breach, she was entitled to give notice of termination of a stockholder agreement among Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, Sophia M. Shoen, certain trusts for the benefit of the foregoing, and the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the Stockholder Agreement). The Company disagrees with the above assertions. Sophia M. Shoen gave such notice of termination on July 11, 1994. The arbitration hearings concluded on August 21, 1994. It is unknown when the arbitration panel will render a decision. Mark V. Shoen, as a party to the Stockholder Agreement, has filed a lawsuit against Sophia M. Shoen to which the Company is not a party, seeking a declaratory judgment that the Stockholder Agreement has not been terminated and remains in full force and effect.

     The Company, the Company's Board of Directors, the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the ESOP), and the trustees of the ESOP were defendants in an action in the United States District Court for the District of Nevada entitled Paul F. Shoen v. AMERCO, et al., No. CV-N-94-0475-ECR, instituted July 19, 1994 and dismissed February 10, 1995. On February 9, 1995, Paul F. Shoen executed a settlement agreement with the Company and the other defendants resolving all of his claims in this case and in the arbitration described in the preceding paragraph. As part of the settlement, the Company agreed, among other things, to select and appoint independent trustees for the ESOP and to place Paul F. Shoen on management's slate of directors for the 1994 annual meeting of stockholders which was originally delayed by judicial order at the request of Paul F. Shoen.

     The Company, certain members of the Company's Board of Directors, and others are defendants in actions currently pending in United States District Court for the District of Nevada entitled Sidney Wisotzky

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(14) LEGAL PROCEEDINGS -- (CONTINUED)

and Dorothy Wisotzky, et al. v. Edward J. Shoen, et al., No. CV-N-94-771-HDM (filed October 28, 1994), Evan Julber v. Edward J. Shoen, et al., No. CV-N-94-00811-HDM (filed November 16, 1994), and Anne Markin v. Edward J. Shoen, et al., No. CV-N-94-00821-ECR (filed November 18, 1994) (collectively referred to as the Securities Suit). The plaintiffs in these cases, who claim to have purchased the Company's Series A 8 1/2% Preferred Stock, are seeking class action certification and are defining the class as all persons who purchased or otherwise acquired the Series A 8 1/2% Preferred Stock of the Company from October 14, 1993 through October 18, 1994, inclusive, and who sustained damage as a result of such purchases. The plaintiffs alleged among other things, that the defendants violated the federal securities laws by inflating the price of the Series A 8 1/2% Preferred Stock via false and misleading statements, concealing material adverse information, and taking other manipulative actions, and that the Prospectus for the Series A 8 1/2% Preferred Stock, certain Form 10-K and Form 10-Q filings made by the Company, and the Company's Notice and Proxy Statement dated July 8, 1994 contained false and misleading statements and omissions regarding the Shoen Litigation. In addition, the Company and certain members of the Company's Board of Directors, are defendants in an action currently pending in United States District Court for the District of Nevada entitled Bernard L. and Frieda Goldwasser, et al. v. Edward J. Shoen, et al., No. CV-N-94-00810-ECR (filed November 16, 1994) (the Derivative Suit). The plaintiffs in this case allege derivatively on behalf of the Company, that the defendants breached their fiduciary duties to the Company and its stockholders by causing the Company to violate the federal securities laws, by concealing the financial responsibility of the Company for the claims asserted in the Shoen Litigation, by subjecting the Company to adverse publicity, and by misusing their corporate control for personal benefit. In addition, the plaintiffs are seeking equitable and/or injunctive relief to prevent the defendants in this case from causing the Company to indemnify the defendants in the Shoen Litigation against their liability in that case. The plaintiffs in these cases are requesting unspecified compensatory damages as well as attorneys' fees and costs. The Company and the individual defendants deny the plaintiffs' allegations of wrongdoing and intend to vigorously defend themselves in these actions.

(15) PREFERRED STOCK PURCHASE RIGHTS

     In July 1988, the Company's Board of Directors adopted a stockholder-rights plan, and such rights were distributed as a dividend at the rate of one right for each outstanding share of the Company's common stock to the holders of record of common shares on July 29, 1988. As a result of the 400-for-1 common stock split that occurred on October 1, 1990, each outstanding share of common stock currently has one four-hundredth of a right associated with it. When exercisable, each right will entitle its holder to purchase from the Company one one-hundredth of a share of the new Series C Preferred Stock of the Company at a price of $15,000. AMERCO has reserved 5,000 shares of authorized but unissued preferred stock for the Series C Preferred Stock authorized in this stockholder-rights plan. The rights will become exercisable if a person or group of affiliated or associated persons acquire or obtain the right to acquire beneficial ownership of 50% or more of the common stock without approval of a majority of the Board of Directors of the Company. The majority approval must be made by members of the Board who were members as of July 25, 1988 (Disinterested Directors) or subsequent members elected to the Board if such persons are recommended or approved by a majority of the Disinterested Directors. The rights will expire on July 29, 1998 unless earlier redeemed by the Company pursuant to authorization by a majority of the Disinterested Directors.

     In the event the Company is acquired in a merger or other business combination transaction after the rights become exercisable, provision shall be made so that each holder of a right shall have the right to receive, upon exercise thereof and payment of the exercise price, that number of common shares of such corporation which at the time of such transaction would have a market or book value of two times the exercise price of the right. If the Company is the surviving company, each holder would have the right to receive, upon payment of the exercise price, common shares with a market or book value of two times the exercise price.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(16) STOCK OPTION PLAN

     In October 1992, the stockholders approved a ten year incentive plan entitled the AMERCO Stock Option and Incentive Plan (the Plan) for officers and key employees of the Company.

     Under the Plan, Incentive Stock Options (ISOs), Non-qualified Stock Options, Stock Appreciation Rights (SAR), Restricted Stock Dividend Equivalents and Performance Shares may be awarded. The aggregate numbers of shares of stock subject to award under the Plan may not exceed 3,000,000. The stock subject to the Plan is AMERCO Common Stock unless prior to the date the first award is made under the Plan, a Committee of at least two Board members determines, in its discretion, to utilize another class of the Company's stock. No options or awards have been granted under the Plan.

     The Plan provides for the granting of ISOs as defined under the Internal Revenue Code and Non-qualified Stock Options under such terms and conditions as the Committee determines in its discretion. The ISOs may be granted at prices not less than one-hundred percent of the fair market value at the date of grant with a term not exceeding ten years.

     The Plan provides for the granting of SARs subject to certain conditions and limitations to holders of options under the Plan. SARs permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised.

     Under the Restricted Stock feature of the Plan, a specified number of common shares may be granted subject to certain restrictions. Restriction violations during a specified period result in forfeiture of the stock. The Committee may, in its discretion, impose any restrictions on a Restricted Stock award.

     The Plan authorizes the Committee to grant Dividend Equivalents in connection with options. Dividend Equivalents are rights to receive additional shares of Company stock at the time of exercise of the option to which such Dividend Equivalents apply.

     Under the Plan, Performance Share units may be granted. Each unit is deemed to be the equivalent of one share of Company stock and such units are credited to a Performance Share account. The value of the units at the time of award or payment is the fair market value of an equivalent number of shares of stock. At the end of the award period, payment may be made subject to certain predetermined criteria and restrictions.

     To date, no stock options have been granted.

(17) RELATED PARTY TRANSACTIONS

     AMERCO and Consolidated Subsidiaries have related party transactions with certain major stockholders, directors and officers of the consolidated group as disclosed in Notes 2, 6, 8, 19 and 20 of Notes to Consolidated Financial Statements of AMERCO.

     Additionally, during the years ended 1995, 1994 and 1993, a subsidiary of AMERCO purchased $3,417,000, $2,607,000 and $2,608,000, respectively, of printing from a company wherein an officer is a major stockholder, director and officer of AMERCO.

     Pursuant to a Share Repurchase and Registration Rights Agreement, dated May 1, 1992, among Sophia M. Shoen, Sophmar, Inc., and the Company, Sophia M. Shoen had the right to require the Company to repurchase, with certain limitations, up to $3,000,000 of Common Stock owned by her. The Sophia Shoen Registration Rights Agreement provides that the Company's obligations to repurchase any shares from Sophia M. Shoen may be satisfied if such shares are purchased by the ESOP Trust. Pursuant to the Sophia Shoen Registration Rights Agreement, on June 30, 1994, Sophia M. Shoen sold 88,235 shares of Common Stock to the ESOP Trust at the then appraised value of $17.00 per share, for an aggregate sales price of approximately $1,500,000. In addition, Sophia M. Shoen, subject to certain limitations and restrictions, may also elect under the Sophia Shoen Registration Rights Agreement to cause the Company to effect a

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(17) RELATED PARTY TRANSACTIONS -- (CONTINUED)

registration under the Securities Act of 1933, as amended, and applicable state securities laws of shares of Common Stock held by her. Sophia M. Shoen sold 575,000 shares of Common Stock to the public in late 1994 pursuant to her registration rights. Sophia M. Shoen is a major stockholder of the Company.

     Pursuant to a Management Consulting Agreement, dated as of May 1, 1992, Sophia M. Shoen agreed to provide environmental and other consulting services to the Company. In consideration for these services, the Company agreed to pay Sophia M. Shoen a yearly fee of $100,000. The Management Consulting Agreement terminated May 1, 1995.

     In April 1994, William E. Carty sold 46.5% of 90.88 acres of land to the Company for cash in the amount of $4,000,000. An independent opinion of value was used to determine the Company's offer to purchase and the purchase was completed below the amount so determined. William E. Carty is a director of the Company.

     On November 28, 1994, the Company entered into an Exchange Agreement with Mark V. Shoen, a director and major stockholder of the Company. Pursuant to the Exchange Agreement, in exchange for 3,475,520 shares of Series A Common Stock owned by Mark V. Shoen, Mark V. Shoen received 3,475,520 shares of Common Stock.

     Pursuant to a Share Repurchase and Registration Rights Agreement, dated as of March 1, 1992, among Paul F. Shoen, Pafran, Inc., and the Company, Paul F. Shoen had the right to require the Company to repurchase, with certain limitations, up to $3,000,000 of Common Stock owned by him. The Paul Shoen Registration Rights Agreement provides that the Company's obligation to repurchase any shares from Paul F. Shoen shall be satisfied if such shares are purchased by the ESOP Trust. Pursuant to the Paul Shoen Registration Rights Agreement, (i) on June 30, 1994, Paul F. Shoen sold 58,825 shares of Common Stock to the ESOP Trust at the then appraised value of $17.00 per share for an aggregate sales price of approximately $1,000,000 and (ii) on January 17, 1995, Paul F. Shoen sold 50,632 shares of Common Stock to the ESOP Trust at the most recent closing price for the Common Stock trading on Nasdaq of $19.75 per share for an aggregate sales price of approximately $1,000,000. In addition, Paul F. Shoen, subject to certain limitations and restrictions, may also elect under the Paul Shoen Registration Rights Agreement to cause the Company to effect a registration under the Securities Act of 1933, as amended, and applicable state securities laws of shares of Common Stock held by him. Paul F. Shoen sold 500,000 shares of Common Stock to the public in March of 1995 pursuant to his registration rights. Paul F. Shoen is a major stockholder of the Company.

     On February 9, 1995, Paul F. Shoen executed a settlement agreement with the Company whereby Paul F. Shoen agreed to the dismissal of certain claims he had asserted in an arbitration proceeding and in an action in the United States District Court for the District of Nevada. In exchange for Paul F. Shoen's agreement to dismiss such claims, the Company agreed, among other things, to work in good faith toward appointing independent trustees for the ESOP and to place Paul F. Shoen on the management s slate of directors for the 1994 Annual Meeting of Stockholders. In addition, the settlement agreement provides for the Company to pay Paul F. Shoen $925,000 and for the Company to receive a full release of all claims by Paul F. Shoen through the settlement date, including but not limited to, claims for reimbursement of attorneys fees related to all matters to which Paul F. Shoen is or was a party. The terms of the settlement will not result in a material adverse effect of the Company's financial condition or results of operations.

     Pursuant to a Management Consulting Agreement, dated as of March 5, 1992, Paul F. Shoen agreed to provide management consulting services to the Company on matters relating to the Company's business and the organization and management of the Company. In consideration for these services, the Company has agreed to pay Paul F. Shoen a yearly fee of $200,000. A total of $100,000 was paid for the year ended March 31, 1995. The Management Consulting Agreement terminated on March 1, 1995.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(17) RELATED PARTY TRANSACTIONS -- (CONTINUED)

     Management believes that these transactions were consummated on terms equivalent to those that prevail in arm's-length transactions.

(18) SUPPLEMENTAL CASH FLOW INFORMATION

     The (increase) decrease in receivables, inventories and accounts payable and accrued liabilities net of other operating and investing activities follows:

                                                                       YEAR ENDED
                                                              -----------------------------
                                                                1995       1994      1993
                                                              --------   --------   -------
                                                                     (IN THOUSANDS)
    Receivables.............................................  $(57,645)  $(19,945)  $(4,508)
                                                              ========   ========   =======
    Inventories.............................................  $ (1,325)  $  2,425   $(4,664)
                                                              ========   ========   =======
    Accounts payable and accrued liabilities................  $  3,549   $ 11,538   $(1,899)
                                                              ========   ========   =======

     Cash paid for income taxes amounted to $9,465,000, $3,275,000 and $303,000 for 1995, 1994 and 1993, respectively.

     Interest paid amounted to $67,191,000, $71,448,000 and $81,115,000 for
1995, 1994 and 1993, respectively.

(19) SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES

     A summary consolidated balance sheet for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                                                         DECEMBER 31,
                                                                    -----------------------
                                                                       1994         1993
                                                                    ----------   ----------
                                                                        (IN THOUSANDS)
    Investments -- fixed maturities...............................  $  705,428   $  719,605
    Other investments.............................................     116,151       84,738
    Receivables...................................................     136,527      138,049
    Deferred policy acquisition costs.............................      49,244       47,846
    Due from affiliate............................................      15,165        4,927
    Deferred federal income taxes.................................      12,090        8,350
    Other assets..................................................      25,007        8,744
                                                                    ----------   ----------
              Total assets........................................  $1,059,612   $1,012,259
                                                                    ==========   ==========
    Policy liabilities and accruals...............................  $  411,249   $  380,424
    Unearned premiums.............................................      63,938       58,842
    Premium deposits..............................................     304,979      312,708
    Other policyholders' funds and liabilities....................      25,739       13,399
                                                                    ----------   ----------
              Total liabilities...................................     805,905      765,373
    Stockholder's equity..........................................     253,707      246,886
                                                                    ----------   ----------
              Total liabilities and stockholder's equity..........  $1,059,612   $1,012,259
                                                                    ==========   ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(19) SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES -- (CONTINUED)

     A summarized consolidated income statement for Ponderosa Holdings, Inc. and subsidiaries is presented below:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1994       1993       1992
                                                             --------   --------   --------
                                                                     (IN THOUSANDS)
    Premiums...............................................  $156,963   $142,347   $118,206
    Net investment income..................................    43,096     40,019     40,817
    Other income (loss)....................................     5,958      7,447     10,495
                                                             --------   --------   --------
              Total revenue................................   206,017    189,813    169,518
    Benefits and losses....................................   133,407    120,825    106,617
    Amortization of deferred policy acquisition costs......    10,896      9,343      9,352
    Other expenses.........................................    28,816     29,834     24,993
                                                             --------   --------   --------
              Income from operations.......................    32,898     29,811     28,556
    Federal income tax expense.............................    (9,460)    (8,723)    (7,387)
                                                             --------   --------   --------
    Earnings from operations before change in accounting
      principle............................................    23,438     21,088     21,169
    Cumulative effect of a change in accounting
      principle............................................        --        (93)        --
                                                             --------   --------   --------
    Net income.............................................  $ 23,438   $ 20,995   $ 21,169
                                                             ========   ========   ========

     Applicable laws and regulations of the State of Arizona require maintenance of minimum capital determined in accordance with statutory accounting practices in the amount of $400,000 for Oxford and $1,000,000 for RWIC. In addition, the amount of dividends which can be paid to shareholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus which can be distributed as dividends is $20,268,000 at December 31, 1994.

     The consolidated audited statutory net income for the years ended December 31, 1994, 1993 and 1992 was $20,858,000, $20,644,000 and $19,708,000,
respectively; audited statutory capital and surplus was $205,699,000 and $176,194,000 at December 31, 1994 and 1993, respectively.

(20) INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA

     Industry Segment Data -- AMERCO's three industry segments are Rental operations, Life insurance and Property/Casualty insurance. Rental operations is composed of the operations of U-Haul International, Inc., which is engaged in the rental of various kinds of equipment and sales of related products and services. Life insurance is composed of the operations of Oxford Life Insurance Company which operates in various life, accident and health and annuity lines. Property/Casualty insurance is composed of the operations of Republic Western Insurance Company which operates in various property and casualty lines.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(20) INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA -- (CONTINUED)
     Information concerning operations by industry segment follows:

                                                                   PROPERTY/    ADJUSTMENTS
                                            RENTAL       LIFE       CASUALTY        AND
                                          OPERATIONS   INSURANCE   INSURANCE    ELIMINATIONS   CONSOLIDATED
                                          ----------   ---------   ----------   ------------   ------------
                                                                   (IN THOUSANDS)
1995
Revenues:
  Outside...............................  $1,056,874   $  39,347    $ 144,642    $       --     $ 1,240,863
  Intersegment..........................         (42)      1,444       20,657       (22,059)             --
                                          ----------    --------     --------     ---------      ----------
       Total revenue....................  $1,056,832   $  40,791    $ 165,299    $  (22,059)    $ 1,240,863
                                          ==========    ========     ========     =========      ==========
Pretax operating profit.................  $  128,278   $   9,824    $  23,074    $       42         161,218
                                          ==========    ========     ========     =========
  Interest expense......................                                                             67,762
                                                                                                 ----------
     Pretax earnings from operations....                                                        $    93,456
                                                                                                 ==========
Identifiable assets.....................  $1,827,995   $ 479,778    $ 579,821    $ (281,605)    $ 2,605,989
                                          ==========    ========     ========     =========      ==========
Depreciation/ amortization..............  $  150,187   $   4,790    $   8,913    $       --     $   163,890
                                          ==========    ========     ========     =========      ==========
Capital expenditures....................  $  434,992   $      --    $      --    $       --     $   434,992
                                          ==========    ========     ========     =========      ==========
1994
Revenues:
  Outside...............................  $  965,839   $  31,357    $ 137,659    $       --     $ 1,134,855
  Intersegment..........................        (357)      2,834       18,862       (21,339)             --
                                          ----------    --------     --------     ---------      ----------
       Total revenue....................  $  965,482   $  34,191    $ 156,521    $  (21,339)    $ 1,134,855
                                          ==========    ========     ========     =========      ==========
Pretax operating profit.................  $  106,248   $   9,106    $  20,705    $     (698)        135,361
                                          ----------    --------     --------     ---------
  Interest expense......................                                                             68,859
                                                                                                 ----------
     Pretax earnings from operations....                                                        $    66,502
                                                                                                 ----------
Identifiable assets.....................  $1,593,044   $ 461,464    $ 550,795    $ (260,861)    $ 2,344,442
                                          ==========    ========     ========     =========      ==========
Depreciation/amortization...............  $  137,220   $   4,277    $   7,243    $       --     $   148,740
                                          ==========    ========     ========     =========      ==========
Capital expenditures....................  $  530,520   $      --    $      --    $       --     $   530,520
                                          ==========    ========     ========     =========      ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(20) INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA -- (CONTINUED)

                                                               PROPERTY/   ADJUSTMENTS
                                        RENTAL       LIFE      CASUALTY        AND
                                      OPERATIONS   INSURANCE   INSURANCE   ELIMINATIONS   CONSOLIDATED
                                      ----------   ---------   ---------   ------------   ------------
                                                               (IN THOUSANDS)
    1993
    Revenues:
      Outside.......................  $  891,599   $  33,619   $ 115,693    $       --     $ 1,040,911
      Intersegment..................          --       2,630      18,402       (21,032)             --
                                      ----------    --------    --------     ---------      ----------
              Total revenue.........  $  891,599   $  36,249   $ 134,095    $  (21,032)    $ 1,040,911
                                      ==========    ========    ========     =========      ==========
    Pretax operating profit.........  $   88,581   $  12,325   $  16,231    $       --         117,137
                                      ==========    ========    ========     =========
         Interest expense...........                                                            67,958
                                                                                            ----------
           Pretax earnings from
              operations............                                                       $    49,179
                                                                                            ==========
    Identifiable assets.............  $1,377,386   $ 472,669   $ 422,079    $ (248,111)    $ 2,024,023
                                      ==========    ========    ========     =========      ==========
    Depreciation/amortization.......  $  118,438   $   5,353   $   4,739    $       --     $   128,530
                                      ==========    ========    ========     =========      ==========
    Capital expenditures............  $  130,841   $      --   $      --    $       --     $   130,841
                                      ==========    ========    ========     =========      ==========

    GEOGRAPHIC AREA DATA --                            UNITED STATES     CANADA      CONSOLIDATED
    -----------------------                            -------------     -------     ------------
                                                                     (IN THOUSANDS)
    1995
      Revenues.......................................   $ 1,212,285      $28,578      $ 1,240,863
      Pretax earnings (loss) from operations.........   $    90,378      $ 3,078      $    93,456
      Identifiable assets............................   $ 2,552,564      $53,425      $ 2,605,989
    1994
      Revenues.......................................   $ 1,106,761      $28,094      $ 1,134,855
      Pretax earnings (loss) from operations.........   $    65,919      $   583      $    66,502
      Identifiable assets............................   $ 2,298,948      $45,494      $ 2,344,442
    1993
      Revenues.......................................   $ 1,013,884      $27,027      $ 1,040,911
      Pretax earnings (loss) from operations.........   $    49,855      $  (676)     $    49,179
      Identifiable assets............................   $ 1,983,419      $40,604      $ 2,024,023

(21) SUBSEQUENT EVENTS

     During April 1995, the Board of Directors approved the indemnification, to the fullest extent permitted by law, of each member of the Boards Special Committee. The Special Committee was established in December 1994 for the purpose of making recommendations to the full Board of Directors as to the fairness to the public shareholders of the Company of any proposed transaction which may be submitted by management.

     On May 2, 1995, the Company declared a cash dividend of $3,241,000 ($.53125 per preferred share) to preferred stockholders of record as of May 12, 1995.

     On May 31, 1995, the Company purchased 45,000 shares of common stock into treasury.

     See Notes 2, 5 and 14 for other subsequent event disclosures.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

(22) SUBSEQUENT EVENTS (UNAUDITED)

     On August 15, 1995, the Company declared a cash dividend of $3,241,000 ($.53125 per preferred share) to preferred stockholders of record as of August 25, 1995.

     Subsequent to year end, the Company executed a private placement with certain lenders for an aggregate principal amount of $140 million.

     Subsequent to March 31, 1995, the Company funded the purchase of 33 properties by TWO SAC. After such funding, principal outstanding from TWO SAC totalled $46,958,000.

     Under the Plan, as amended, on October 18, 1995, the Company redeemed 3,343,076 shares of Common Stock held by Maran, Inc. in exchange for approximately $22.7 million and paid approximately $41.4 million to Mary Anna Shoen Eaton in exchange for a full release of all claims against the Company and the Director-Defendants, including all claims asserted by her in the Shoen Litigation. In addition, under the Plan, as amended, the Company will transfer (or cause to be transferred) to the Trust, property having a stipulated or adjudicated value of approximately $276.6 million. Each of the Non-Stockholder Plaintiffs will receive a trust certificate representing an undivided, fractional beneficial interest in the Trust. The property transferred to the Trust will consist of (i) approximately $193.0 million in Series D dividend paying, non-voting, cumulative Floating Rate Preferred Stock issued by the Company; (ii) a 1993 REMIC certificate held by the Company with a face value of approximately $12.5 million evidencing a pool of 61 commercial mortgage loans which are secured by mortgages or deeds of trust on 60 self-storage properties;
(iii) mortgage loans held by the Company or one or more of its subsidiaries with an aggregate principal balance of approximately $13.8 million; (iv) real property held free and clear by the Company or its subsidiaries having a total fair value of approximately $47.2 million, and (v) approximately $10.1 million in cash. In addition, under the Plan, the Stockholder-Plaintiffs will receive 4,056,034 shares of Series B 8.25% Preferred Stock in exchange for 14,911,900 shares of Common Stock. Upon the funding of the Trust and the exchange of the Stockholder-Plaintiffs' Common Stock for the Series B 8.25% Preferred Stock, the judgment will be satisfied. Participation in the Plan, as amended, was approved by the Board of Directors during October 1995.

     On October 27, 1995, the Company and the plaintiffs filed a Stipulation to Dismiss the Securities Suit. Further, on October 27, 1995, the Company and the plaintiffs filed a Settlement and Stipulation to Dismiss the Derivative Suit.

               SUMMARY OF EARNINGS OF INDEPENDENT TRAILER FLEETS

                             ADDITIONAL INFORMATION

     The following Summary of Earnings of Independent Trailer Fleets is presented for purposes of analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements by Price Waterhouse LLP, independent accountants, whose report thereon appears elsewhere herein.

                                                                YEARS ENDED MARCH 31,
                                                   -----------------------------------------------
                                                    1995      1994      1993      1992      1991
                                                   ------    ------    ------    ------    -------
                                                            (IN THOUSANDS EXCEPT EARNINGS
                                                           PER $100 OF AVERAGE INVESTMENT)
Earnings data (Note A):
  Fleet Owner income:
     Credited to Fleet Owner gross rental
       income....................................  $5,288    $6,556    $7,827    $9,814    $14,508
     Credited to Distribution, Accident and
       Canadian Duty Fund (Note D)...............      66        71       114       118        247
                                                   ------    ------    ------    ------    -------
          Total Fleet Owner income...............   5,354     6,627     7,941     9,932     14,755
                                                   ------    ------    ------    ------    -------
  Fleet Owner operation expenses:
     Charged to Fleet Owner (Note C).............   2,127     2,404     3,100     4,389      8,558
     Charged to Distribution, Accident and
       Canadian Duty Funds (Note D)..............     234       237       290       274        456
                                                   ------    ------    ------    ------    -------
          Total Fleet Owner operation expenses...   2,361     2,641     3,390     4,663      9,014
                                                   ------    ------    ------    ------    -------
       Fleet Owner earnings before Distribution
          Accident and Canadian Duty Funds
          credit, depreciation and income
          taxes..................................   2,993     3,986     4,551     5,269      5,741
  Distribution, Accident and Canadian Duty Funds
     credit (Note D).............................     168       165       176       156        209
                                                   ------    ------    ------    ------    -------
       Net Fleet Owner earnings before
          depreciation and income taxes..........  $3,161    $4,151    $4,727    $5,425    $ 5,950
                                                   ======    ======    ======    ======    =======
Investment data (Note A):
  Amount at end of year..........................  $4,382    $5,257    $6,332    $7,749    $ 9,914
                                                   ======    ======    ======    ======    =======
  Average amount during year.....................  $4,820    $5,668    $6,976    $8,911    $10,459
                                                   ======    ======    ======    ======    =======
       Net Fleet Owner earnings before
          depreciation and income taxes per $100
          of average investment (Note B).........  $65.59    $73.23    $67.76    $60.88    $ 56.89
                                                   ======    ======    ======    ======    =======

   The accompanying notes are an integral part of this Summary of Earnings of
                          Independent Trailer Fleets.

           NOTES TO SUMMARY OF EARNINGS OF INDEPENDENT TRAILER FLEETS

                             ADDITIONAL INFORMATION

     (A) The accompanying Summary of Earnings of Independent Trailer Fleets includes the operations of trailers under the brand name of "U-Haul" owned by Independent Fleet Owners. Earnings data represent the aggregate results of operations before depreciation and taxes. Investment data represent the cost of trailers and investments before accumulated depreciation.

     Fleet Owner income is based on Rental Dealer reports of rentals transacted through the day preceding the last Monday of each month and received by U-Haul International, Inc. by the end of the month and affiliated Rental Company U-Haul Center reports of rentals transacted through the last day of each month. Payments to Fleet Owners for trailers lost or retired from rental service as a result of damage by accident have not been reflected in this summary because such payments do not relate to earnings before depreciation and income taxes but, rather, investment (depreciation).

     The investment data is based upon the cost of trailers to the Fleet Owners as reflected by sales records of affiliated manufacturing companies.

     (B) The summary of earnings data stated in terms of amount per $100 of average investment represents the aggregate results of operations (earnings data) divided by the average amount of investment during the periods. The average amount of investment is based upon a simple average of the month-end investment during each period. Average earnings data is not necessarily representative of an individual Fleet Owner's earnings.

     (C) A summary of operations expenses charged directly to Independent Fleet Owners follows:

                                                               YEAR ENDED MARCH 31,
                                                    ------------------------------------------
                                                     1995     1994     1993     1992     1991
                                                    ------   ------   ------   ------   ------
                                                                  (IN THOUSANDS)
    Licenses......................................  $  503   $  520   $  593   $  686   $  833
    Public liability insurance....................     320      392      510    1,047    1,657
    Repairs and maintenance.......................   1,304    1,492    1,997    2,656    6,068
                                                    ------   ------   ------   ------   ------
                                                    $2,127   $2,404   $3,100   $4,389   $8,558
                                                    ======   ======   ======   ======   ======

     (D) The Fleet Owners, Rental Dealers, U-Haul International, Inc. and affiliated Rental Companies forego normal commissions on a portion of gross rental fees designated for transfer to the Distribution Fee Fund, the Accident Fund, and the Canadian Duty Fund. Designated expenses, otherwise chargeable to Fleet Owners, are paid from these Funds to the extent of the financial resources of the Funds. The amounts designated "Distribution, Accident and Canadian Duty Funds credit" in the accompanying summary of earnings represent Operator Contribution expenses borne by the Funds, which exceed Independent Fleetowner commissions foregone.

     (E) Commissions foregone for transfer to the Distribution, Accident and Canadian Duty Funds (net of fees in excess of expenses incurred) follows:

                                                                   FLEET OWNERS
                                             AFFILIATED     --------------------------
                                               RENTAL       AFFILIATED
                                             COMPANIES      COMPANIES      INDEPENDENT     TOTAL
                                             ----------     ----------     -----------     -----
                                                                (IN THOUSANDS)
    Year ended:
      March 31, 1995.......................       986           465             66         1,517
      March 31, 1994.......................       873           399             71         1,343
      March 31, 1993.......................       879           358            114         1,351
      March 31, 1992.......................       875           390            118         1,383
      March 31, 1991.......................     1,070           452            247         1,769

                             ADDITIONAL INFORMATION

     (F) A summary of Independent Fleet Owner expenses incurred by the Funds follows:

                                                               YEAR ENDED MARCH 31,
                                                    ------------------------------------------
                                                     1995     1994     1993     1992     1991
                                                    ------   ------   ------   ------   ------
                                                                  (IN THOUSANDS)
    Accident repairs..............................  $1,295   $1,085   $1,199   $1,142   $1,170
    Distribution of trailers, paid from
      redistribution and Canadian duty fees.......       0        0        0       37      124
                                                    ------   ------   ------   ------   ------
              Total Fleet Owner expenditures......   1,295    1,085    1,199    1,179    1,294
    Less portion allocated to fleets owned by
      affiliated companies........................   1,061      848      909      905      838
                                                    ------   ------   ------   ------   ------
              Total Independent Fleet Owner
                expenses paid by funds............     234      237      290      274      456
    Add portion allocated to fleets owned by
      affiliated companies........................   1,061      848      909      905      838
    Return of investment (accident
      reimbursement)..............................     222      258      152      204      475
                                                    ------   ------   ------   ------   ------
              Total expenses incurred by Funds....  $1,517   $1,343   $1,351   $1,383   $1,769
                                                    ======   ======   ======   ======   ======

                                   SCHEDULE I

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO

                                 BALANCE SHEETS
                                   MARCH 31,

                                                                         1995           1994
                                                                      ----------     ----------
                                                                           (IN THOUSANDS)
ASSETS
  Cash..............................................................  $    5,967     $    1,084
  Investment in subsidiaries........................................     527,050        468,254
  Due from unconsolidated subsidiaries..............................   1,077,014        985,539
  Other assets......................................................       6,042          9,254
                                                                      ----------     ----------
                                                                      $1,616,073     $1,464,131
                                                                      ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Notes and loans...................................................  $  811,562     $  722,518
  Other liabilities.................................................     103,029         80,495
                                                                      ----------     ----------
Stockholders' equity:
  Preferred stock...................................................          --             --
  Common stock......................................................      10,000         10,000
  Additional paid-in capital........................................     165,675        165,651
  Foreign currency translation......................................     (12,435)       (11,152)
  Net unrealized gain (loss) on investments.........................      (6,483)           679
  Retained earnings:
     Beginning of year..............................................     514,521        482,163
     Net earnings...................................................      60,032         40,184
     Dividends paid.................................................     (12,964)        (7,826)
                                                                      ----------     ----------
                                                                         561,589        514,521
  Less:
     Cost of common shares in treasury..............................      10,461         10,461
     Unearned employee stock ownership plan shares..................       6,403          8,120
                                                                      ----------     ----------
          Total stockholders' equity................................     701,482        661,118
                                                                      ----------     ----------
                                                                      $1,616,073     $1,464,131
                                                                      ==========     ==========

     See accompanying notes to condensed financial information and notes to consolidated financial statements incorporated herein by reference.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO

                             STATEMENTS OF EARNINGS
                             YEARS ENDED MARCH 31,

                                                        1995             1994             1993
                                                     ----------       ----------       ----------
                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
REVENUES
  Net interest income from subsidiaries..........      $ 66,050         $ 68,327         $ 67,014
  Other revenue..................................           465              753              233
                                                       --------         --------         --------
          Total revenues.........................        66,515           69,080           67,247
                                                       --------         --------         --------
EXPENSES
  Interest expense...............................        66,050           68,327           67,014
  Other expenses.................................        11,515            9,565            9,082
                                                       --------         --------         --------
          Total expenses.........................        77,565           77,892           76,096
                                                       --------         --------         --------
  Operating income (loss)........................       (11,050)          (8,812)          (8,849)
  Equity in earnings (losses) of unconsolidated
     subsidiaries................................       102,583           71,659           57,514
  Income tax benefit (expense)...................       (31,501)         (19,293)         (16,756)
  Extraordinary loss on early extinguishment of
     debt, net...................................            --           (3,370)              --
                                                       --------         --------         --------
     Net earnings................................      $ 60,032         $ 40,184         $ 31,909
                                                       ========         ========         ========
     Earnings per common share...................      $   1.23         $    .89         $    .83
                                                       ========         ========         ========
     Weighted average common shares
       outstanding...............................    38,190,552       38,664,063       38,664,063
                                                     ==========       ==========       ==========

     See accompanying notes to condensed financial information and notes to consolidated financial statements incorporated herein by reference.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO

                            STATEMENTS OF CASH FLOWS
                             YEARS ENDED MARCH 31,

                                                                 1995        1994        1993
                                                               ---------   ---------   --------
                                                                        (IN THOUSANDS)
Cash flows from operating activities:
Net earnings.................................................  $  60,032   $  40,184   $ 31,909
  Amortization, net..........................................        545         850      1,231
  Equity in earnings (losses) of subsidiaries................     67,139      49,288     38,419
  (Increase) decrease in amounts due from unconsolidated
     subsidiaries............................................    (91,475)   (197,093)    10,914
  Net change in operating assets and liabilities.............   (100,961)    (53,872)   (46,605)
  Other, net.................................................     (8,194)     (3,945)    (3,843)
                                                               ---------   ---------   --------
Net cash provided (used) by operations.......................    (72,914)   (164,588)    32,025
                                                               ---------   ---------   --------
Cash flows from financing activities:
Net change in short term borrowings..........................    178,750      21,750      3,000
Proceeds from notes..........................................         --     186,000     55,000
Proceeds from Leveraged Employee Stock Ownership Plan........      1,717       1,717      1,718
Principal payments on notes..................................    (89,706)   (179,905)   (89,704)
Issuance of preferred stock..................................         --     146,320         --
Dividends paid...............................................    (12,964)     (7,900)    (1,994)
Extraordinary loss on early extinguishment of debt...........         --      (3,370)        --
                                                               ---------   ---------   --------
Net cash provided (used) by financing activities.............     77,797     164,612    (31,980)
                                                               ---------   ---------   --------
Increase (Decrease) in cash..................................      4,883          24         45
Cash at beginning of year....................................      1,084       1,060      1,015
                                                               ---------   ---------   --------
Cash at end of year..........................................  $   5,967   $   1,084   $  1,060
                                                               =========   =========   ========

     Income taxes paid in cash amounted to $8,794,000, $3,025,000 and $42,000 for 1995, 1994 and 1993, respectively. Interest paid in cash amounted to $65,840,000, $81,115,000 and $80,365,000 for 1995, 1994 and 1993, respectively.

     See accompanying notes to condensed financial information and notes to consolidated financial statements incorporated herein by reference.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO

                    NOTES TO CONDENSED FINANCIAL INFORMATION

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     AMERCO, a Nevada corporation, was incorporated in April, 1969, and is the holding company of all companies affiliated with the U-Haul Rental System. The financial statements of the Registrant should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this Form 10-K.

     The Company is included in a consolidated Federal income tax return with all of its U.S. subsidiaries. Accordingly, the provision for income taxes has been calculated for Federal income taxes of the Registrant and subsidiaries included in the consolidated return of the Registrant excluding Oxford Life Insurance Company (Oxford) and Republic Western Insurance Company (RWIC). State taxes for all subsidiaries and Federal taxes for Oxford and RWIC are allocated to the respective subsidiaries.

     The financial statements include only the accounts of the Registrant (a Nevada corporation), which include certain of the corporate operations of AMERCO. The debt and related interest expense of the Registrant have been allocated to the consolidated subsidiaries. The intercompany interest income and expenses are eliminated in the consolidated financial statements.

(2) GUARANTEES

     AMERCO has guaranteed performance of fleet owner contract obligations of U-Haul International, Inc., a wholly-owned subsidiary, and residual values on certain long-term leases. See Notes 8 and 13 of Notes to Consolidated Financial Statements.

(3) NOTES AND LOANS PAYABLE

     Notes and loans payable consist of the following:

                                                                               YEAR END
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Medium-term notes payable 8.50% to 11.50% interest rates, due through
  2000.................................................................  $169,270     $198,870
Note payable to insurance companies 5.89% to 10.27% interest rates, due
  through 2006.........................................................   270,000      281,000
Notes payable to banks 5.38% to 5.67% interest rates, due through
  1999.................................................................    45,700       94,800
Other notes payable 9.50% interest rate, due through 2005..............        92           98
Unsecured notes payable to banks under revolving lines of credit 6.43%
  to 6.74% interest rates..............................................   293,000       97,750
Other short-term promissory notes......................................    33,500       50,000
                                                                         --------     --------
                                                                         $811,562     $722,518
                                                                         ========     ========

     For additional information, see Note 5 of Notes to Consolidated Financial Statements.

                                  SCHEDULE II

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS,
               PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

                                 MARCH 31, 1995

                                                                      DEDUCTIONS
                                                               -------------------------
                                  BALANCE AT                     AMOUNTS       AMOUNTS       BALANCE AT
            DEBTOR              MARCH 31, 1994    ADDITIONS     COLLECTED    WRITTEN OFF   MARCH 31, 1995
            ------              --------------   -----------   -----------   -----------   --------------
SAC Self-Storage
  Corporation.................             --    $57,063,393            --            --     $57,063,393
                                  ===========    ===========   ===========   ===========     ===========
TWO SAC Self-Storage..........             --    $ 8,191,536            --            --     $ 8,191,536
                                  ===========    ===========   ===========   ===========     ===========

     Mark V. Shoen, a Director of AMERCO and major shareholder of AMERCO is the sole voting shareholder of SAC Self-Storage Corporation and TWO SAC Self-Storage Corporation.

                                   SCHEDULE V

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

    SUPPLEMENTAL INFORMATION (FOR PROPERTY-CASUALTY INSURANCE UNDERWRITERS)
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                                                  CLAIMS AND
                                         RESERVES                                              CLAIM ADJUSTMENT   AMORTI-
                                        FOR UNPAID                                                                 ZATION     PAID
                                          CLAIMS                                              EXPENSES INCURRED      OF      CLAIMS
                              DEFERRED     AND                                                                    DEFERRED    AND
                               POLICY     CLAIM                             NET       NET         RELATED TO       POLICY    CLAIM
               AFFILIATION     ACQUI-    ADJUST-    DISCOUNT               EARNED   INVEST-   ------------------   ACQUI-   ADJUST-
                  WITH         SITION      MENT      IF ANY,   UNEARNED   PREMIUMS   MENT     CURRENT     PRIOR    SITION     MENT
YEAR           REGISTRANT      COSTS     EXPENSES   DEDUCTED   PREMIUMS     (1)     INCOME      YEAR      YEAR     COSTS    EXPENSES
----         --------------  --------  ----------  ---------  ---------  --------  -------   --------   -------  --------  --------
                                                                 (IN THOUSANDS)
95.......... Consolidated
             property --
             casualty
             entity.........   $8,973   $329,741      N/A      $63,938   $112,862  $29,026   $102,782   $ 6,576   $6,644   $92,651
94.......... Consolidated
             property --
             casualty
             entity.........    6,644    314,482      N/A       58,842    105,801   27,446     91,044    12,688    5,377   104,123
93.......... Consolidated
             property --
             casualty entity    5,377    238,762      N/A       39,094     82,721   29,320     96,451    (4,241)   3,570    89,467

                NET
              PREMIUMS
              WRITTEN
YEAR            (2)
----          --------
95..........  $119,952

94..........   113,672

93..........    97,348

---------------
(1) The earned premiums are reported net of intersegment transactions. Earned premiums eliminated in consolidation amount to $20,575,000, $18,798,000 and $18,344,000 for the years ended 1995, 1994 and 1993, respectively.

(2) The premiums written are reported net of intersegment transactions. Premiums written eliminated in consolidation amount to $19,407,000, $18,335,000 and $18,616,000 for the years ended 1995, 1994 and 1993, respectively.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                         JUNE 30,    MARCH 31,
                                                                           1995         1995
                                                                        ----------   ----------
                                                                            (IN THOUSANDS)
                                ASSETS
Cash and cash equivalents.............................................  $   29,604   $   35,286
Receivables...........................................................     322,859      300,238
Inventories...........................................................      52,422       50,337
Prepaid expenses......................................................      24,455       25,933
Investments, fixed maturities.........................................     761,115      705,428
Investments, other....................................................     146,618      135,220
Deferred policy acquisition costs.....................................      52,622       49,244
Other assets..........................................................      29,684       30,057
                                                                        ----------   ----------
Property, plant and equipment, at cost:
  Land................................................................     217,611      214,033
  Buildings and improvements..........................................     734,061      735,624
  Furniture and equipment.............................................     182,158      179,016
  Rental trailers and other rental equipment..........................     256,730      245,892
  Rental trucks.......................................................     925,671      913,641
  General rental items................................................      51,058       51,890
                                                                        ----------   ----------
                                                                         2,367,289    2,340,096
  Less accumulated depreciation.......................................   1,098,666    1,065,850
                                                                        ----------   ----------
          Total property, plant and equipment.........................   1,268,623    1,274,246
                                                                        ----------   ----------
                                                                        $2,688,002   $2,605,989
                                                                        ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                                                         JUNE 30,    MARCH 31,
                                                                           1995         1995
                                                                        ----------   ----------
                                                                            (IN THOUSANDS)
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities............................  $  145,011   $  127,613
  Notes and loans.....................................................     866,132      881,222
  Policy benefits and losses, claims and loss expenses payable........     474,277      475,187
  Liabilities from premium deposits...................................     347,718      304,979
  Cash overdraft......................................................      23,291       31,363
  Other policyholders' funds and liabilities..........................      34,320       20,378
  Deferred income.....................................................       9,521        7,426
  Deferred income taxes...............................................      81,097       71,037
                                                                        ----------   ----------
Stockholders' equity:
  Serial preferred stock, with or without par value, 50,000,000 shares authorized; 6,100,000 issued without par value and outstanding as
     of June 30, 1995, March 31, 1995 and June 30, 1994...............          --           --
  Serial common stock, with or without par value, 150,000,000 shares
     authorized.......................................................          --           --
  Series A common stock of $.25 par value, authorized 10,000,000 shares, issued 5,762,495 shares as of June 30, 1995 and March 31,
     1995, and 5,754,334 shares as of June 30, 1994...................       1,441        1,441
  Common stock of $.25 par value, authorized 150,000,000 shares, issued 34,237,505 shares as of June 30, 1995 and March 31, 1995
     and 34,245,666 shares as of June 30, 1994........................       8,559        8,559
  Additional paid-in capital..........................................     165,675      165,675
  Foreign currency translation........................................     (11,736)     (12,435)
  Unrealized gain(loss) on investments................................      (1,569)      (6,483)
  Retained earnings...................................................     579,210      561,589
                                                                        ----------   ----------
                                                                           741,580      718,346
  Less:
     Cost of common shares in treasury, (1,380,937 shares as of June
      30, 1995 and 1,335,937 shares as of March 31, 1995 and June 30,
      1994)...........................................................      11,457       10,461
     Unearned employee stock ownership plan shares....................      23,488       21,101
                                                                        ----------   ----------
          Total stockholders' equity..................................     706,635      686,784
Contingent liabilities and commitments................................
                                                                        ----------   ----------
                                                                        $2,688,002   $2,605,989
                                                                        ==========   ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                            QUARTERS ENDED JUNE 30,
                                  (UNAUDITED)

                                                                         1995           1994
                                                                      ----------     ----------
                                                                        (IN THOUSANDS EXCEPT
                                                                           PER SHARE DATA)
Revenues
  Rental and other revenue..........................................  $  235,311     $  228,962
  Net sales.........................................................      53,116         51,302
  Premiums..........................................................      30,702         31,559
  Net investment income.............................................      11,380         10,510
                                                                      ----------     ----------
          Total revenues............................................     330,509        322,333
Costs and expenses
  Operating expense.................................................     182,044        165,541
  Cost of sales.....................................................      28,959         27,550
  Benefits and losses...............................................      27,241         26,412
  Amortization of deferred acquisition costs........................       2,928          3,084
  Depreciation......................................................      37,693         37,282
  Interest expense..................................................      18,832         16,638
                                                                      ----------     ----------
          Total costs and expenses..................................     297,697        276,507
Pretax earnings from operations.....................................      32,812         45,826
Income tax expense..................................................     (11,950)       (16,413)
                                                                      ----------     ----------
          Net earnings..............................................  $   20,862     $   29,413
                                                                      ==========     ==========
Earnings per common share:
Net earnings........................................................  $     0.46     $     0.71
                                                                      ==========     ==========
Weighted average common shares outstanding..........................  37,958,426     37,107,536
                                                                      ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            QUARTERS ENDED JUNE 30,
                                  (UNAUDITED)

                                                                           1995         1994
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Series A common stock of $.25 par value: Authorized 10,000,000 shares, issued 5,762,495 as of June 30, 1995 and 5,762,495 as of March 31,
  1995 and 5,754,334 as of June 30, 1994 Beginning and end of period...  $  1,441     $  1,438
                                                                         --------     --------
Common stock of $.25 par value: Authorized 150,000,000 shares, issued
  34,237,505 as of June 30, 1995, and as of March 31, 1995 and
  34,245,666 as of June 30, 1994 Beginning and end of period...........     8,559        8,562
                                                                         --------     --------
Additional paid-in capital:
  Beginning and end of period..........................................   165,675      165,651
                                                                         --------     --------
Foreign currency translation:
  Beginning of period..................................................   (12,435)     (11,152)
  Change during period.................................................       699         (309)
                                                                         --------     --------
  End of period........................................................   (11,736)     (11,461)
                                                                         --------     --------
Unrealized gain (loss) on investments:
  Beginning of period..................................................    (6,483)         679
  Change during period.................................................     4,914       (1,047)
                                                                         --------     --------
  End of period........................................................    (1,569)        (368)
                                                                         --------     --------
Retained earnings:
  Beginning of period..................................................   561,589      514,521
     Net earnings......................................................    20,862       29,413
     Dividends paid to stockholders:
          Preferred stock: ($.53 per share for 1995 and 1994,
            respectively)..............................................    (3,241)      (3,241)
                                                                         --------     --------
  End of period........................................................  $579,210     $540,693
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            QUARTERS ENDED JUNE 30,
                                  (UNAUDITED)

                                                                           1995         1994
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Treasury stock:
  Beginning of period..................................................  $ 10,461     $ 10,461
  Net increase (45,000 shares in 1995).................................       996           --
                                                                         --------     --------
  End of period........................................................    11,457       10,461
                                                                         --------     --------
Unearned employee stock ownership plan shares:
  Beginning of period..................................................    21,101       17,451
     Increase in loan..................................................     2,523        2,919
     Proceeds from loan................................................      (136)        (119)
                                                                         --------     --------
  End of period........................................................    23,488       20,251
                                                                         --------     --------
Total stockholders' equity.............................................  $706,635     $673,803
                                                                         ========     ========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            QUARTERS ENDED JUNE 30,
                                  (UNAUDITED)

                                                                          1995         1994
                                                                        --------     ---------
                                                                            (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings........................................................  $ 20,862     $  29,413
     Depreciation and amortization....................................    40,565        41,489
     Provision for losses on accounts receivable......................     1,568           736
     Net gain on sale of real and personal property...................       (16)         (131)
     Gain on sale of investments......................................      (337)           30
     Changes in policy liabilities and accruals.......................    (4,960)       11,766
     Additions to deferred policy acquisition costs...................    (7,109)       (4,155)
     Net change in other operating assets and liabilities.............    18,641        43,182
                                                                        --------     ---------
Net cash provided by operating activities.............................    69,214       122,330
                                                                        --------     ---------
Cash flows from investing activities:
  Purchases of investments:
     Property, plant and equipment....................................   (70,149)     (144,794)
     Fixed maturities.................................................   (86,329)      (31,098)
     Real estate......................................................      (653)           (8)
     Mortgage loans...................................................    (4,662)       (5,504)
  Proceeds from sale of investments:
     Property, plant and equipment....................................    38,015        58,868
     Fixed maturities.................................................    37,863        30,756
     Real estate......................................................       691           220
     Mortgage loans...................................................     6,177         1,442
  Changes in other investments........................................    (8,802)      (10,507)
                                                                        --------     ---------
Net cash used by investing activities.................................   (87,849)     (100,625)
                                                                        --------     ---------
Cash flows from financing activities:
  Net change in short-term borrowings.................................     2,000        46,250
  Loan to leveraged employee stock ownership plan.....................    (2,523)       (2,919)
  Proceeds from leveraged employee stock ownership plan...............       136           119
  Principal payments on notes.........................................   (17,090)      (44,449)
  Net change in cash overdraft........................................    (8,072)      (11,990)
  Dividends paid......................................................    (3,241)       (3,241)
  Purchase of treasury shares.........................................      (996)           --
  Investment contract deposits........................................    60,383         6,966
  Investment contract withdrawals.....................................   (17,644)      (11,266)
                                                                        --------     ---------
Net cash provided (used) by financing activities......................    12,953       (20,530)
                                                                        --------     ---------
Increase in cash and cash equivalents.................................    (5,682)        1,175
Cash and cash equivalents at beginning of period......................    35,286        18,442
                                                                        --------     ---------
Cash and cash equivalents at end of period............................  $ 29,604     $  19,617
                                                                        ========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions of AMERCO and its subsidiaries (herein called the "Company" or the "consolidated group") have been eliminated. The consolidated balance sheets as of June 30, 1995 and 1994, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the quarters ended June 30, 1995 and 1994 are unaudited; in the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

     The operating results and financial position of AMERCO's consolidated insurance operations are determined on a quarter lag. There were no effects related to intervening events which would significantly affect consolidated position or results of operations for the financial statements presented herein.

     The financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the Company's annual financial statements and notes.

     Earnings per share are computed based on the weighted average number of shares outstanding, excluding shares of the employee stock ownership plan that have not been committed to be released. Net income is reduced for preferred dividends.

     Certain reclassifications have been made to the financial statements for the quarter ended June 30, 1994 to conform with the current year's presentation.

2.  INVESTMENTS

     A comparison of amortized cost to market for fixed maturities is as follows (in thousands, except for par value):

                                               PAR VALUE                 GROSS        GROSS      ESTIMATED
                                               OR NUMBER   AMORTIZED   UNREALIZED   UNREALIZED    MARKET
MARCH 31, 1995                                 OF SHARES     COST        GAINS        LOSSES       VALUE
--------------                                 ---------   ---------   ----------   ----------   ---------
CONSOLIDATED HELD-TO-MATURITY
U.S. treasury securities and government
  obligations................................  $  20,400   $  20,284    $    918     $     (23)  $  21,179
U.S. government agency mortgage backed
  securities.................................  $  65,381      64,797         321        (5,354)     59,764
Obligations of states and political
  subdivisions...............................  $  30,105      29,804       1,932          (425)     31,311
Corporate securities.........................  $ 191,263     196,517       1,465        (5,671)    192,311
Mortgage-backed securities...................  $ 128,413     126,685         903        (8,042)    119,546
Redeemable preferred stocks..................         33       1,966         303           (11)      2,258
                                                            --------     -------      --------    --------
                                                           $ 440,053    $  5,842     $ (19,526)  $ 426,369
                                                            --------     -------      --------    --------

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                                  (UNAUDITED)

2.  INVESTMENTS -- (CONTINUED)

                                                                         GROSS        GROSS      ESTIMATED
                                                           AMORTIZED   UNREALIZED   UNREALIZED    MARKET
MARCH 31, 1995                                 PAR VALUE     COST        GAINS        LOSSES       VALUE
--------------                                 ---------   ---------   ----------   ----------   ---------
CONSOLIDATED AVAILABLE-FOR-SALE
U.S. treasury securities and government
  obligations................................  $   9,685   $   9,797    $    714     $      --   $  10,511
U.S. government agency mortgage backed
  securities.................................  $   3,410       3,232          68          (206)      3,094
States, municipalities and political
  subdivisions...............................  $   5,825       6,098         109           (12)      6,195
Corporate securities.........................  $ 262,874     262,628       4,157        (4,967)    261,818
Mortgage-backed securities...................  $  41,699      41,431         358        (2,345)     39,444
                                                            --------     -------      --------    --------
                                                             323,186       5,406        (7,530)    321,062
                                                            --------     -------      --------    --------
          Total..............................              $ 763,239    $ 11,248     $ (27,056)  $ 747,431
                                                            ========     =======      ========    ========

3. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES

     A summary consolidated balance sheet (unaudited) for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                                                          JUNE 30,
                                                                  -------------------------
                                                                     1995           1994
                                                                  ----------     ----------
                                                                       (IN THOUSANDS)
    Investments -- fixed maturities.............................  $  761,115     $  718,438
    Other investments...........................................     126,747         94,392
    Receivables.................................................     142,643        132,944
    Deferred policy acquisition costs...........................      52,622         48,917
    Due from affiliate..........................................      12,999          9,125
    Deferred federal income taxes...............................       8,720          8,195
    Other assets................................................      15,518         14,892
                                                                  ----------     ----------
              Total assets......................................  $1,120,364     $1,026,903
                                                                  ==========     ==========
    Policy liabilities and accruals.............................  $  407,632     $  385,539
    Unearned premiums...........................................      66,645         64,292
    Premium deposits............................................     347,718        308,408
    Other policyholders' funds and liabilities..................      33,891         11,543
                                                                  ----------     ----------
              Total liabilities.................................     855,886        769,782
    Stockholder's equity........................................     264,478        257,121
                                                                  ----------     ----------
              Total liabilities and stockholder's equity........  $1,120,364     $1,026,903
                                                                  ==========     ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                                  (UNAUDITED)

3. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES -- (CONTINUED)

     A summarized consolidated income statement (unaudited) for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                                                       QUARTERS ENDED JUNE
                                                                               30,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Premiums.........................................................  $30,097     $34,352
    Net investment income............................................   11,531      10,554
    Other income.....................................................    1,601       1,267
                                                                       -------     -------
              Total revenue..........................................   43,229      46,173
    Benefits and losses..............................................   27,241      26,412
    Amortization of deferred policy acquisition costs................    2,928       3,084
    Other expenses...................................................    5,313       7,801
                                                                       -------     -------
              Income from operations.................................    7,747       8,876
    Federal income tax expense.......................................   (1,890)     (2,742)
                                                                       -------     -------
    Net income.......................................................  $ 5,857     $ 6,134
                                                                       =======     =======

4.  CONTINGENT LIABILITIES AND COMMITMENTS

     During the three months ended June 30, 1995, U-Haul Leasing & Sales Co., a wholly-owned subsidiary of U-Haul International, Inc., entered into one transaction, whereby they sold rental trucks and subsequently leased them back. AMERCO has guaranteed $991,000 of residual values at June 30, 1995 on these assets at the end of the lease term. Following are the lease commitments for the lease executed during the three months ended June 30, 1995, which have a term of more than one year (in thousands):

                YEAR ENDED                                          LEASE
                MARCH 31,                                         COMMITMENTS
                ----------                                        -----------
                1996............................................    $ 1,164
                1997............................................      1,553
                1998............................................      1,553
                1999............................................      1,553
                2000............................................      1,553
                Thereafter......................................      3,493
                                                                    -------
                                                                    $10,869
                                                                    =======

     The Company is a defendant in a number of suits and claims incident to the type of business conducted and several administrative proceedings arising from state and local provisions that regulate the removal and/or clean-up of underground fuel storage tanks. The Company owns property within two state hazardous waste sites in the State of Washington. At this time, the remedial clean-up cost or range of costs for such sites cannot be estimated. Management's opinion is that none of these suits or claims involving AMERCO and/or its subsidiaries is expected to result in any material loss.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                                  (UNAUDITED)

5.  SUPPLEMENTAL CASH FLOWS INFORMATION

     The (increase) decrease in receivables, inventories and accounts payable and accrued liabilities net of other operating and investing activities follows:

                                                                    QUARTERS ENDED
                                                                       JUNE 30,
                                                                 ---------------------
                                                                   1995         1994
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Receivables............................................  $(23,625)    $(14,042)
                                                                 ========     ========
        Inventories............................................  $ (2,085)    $  7,092
                                                                 ========     ========
        Accounts payable and accrued liabilities...............  $ 20,933     $ 39,141
                                                                 ========     ========

     Income taxes paid in cash amounted to none and $224,000 for 1995 and 1994, respectively.

     Interest paid in cash amounted to $20,906,000 and $20,569,000 for 1995 and 1994, respectively.

6.  RELATED PARTIES

     Subsequent to March 31, 1995, a subsidiary of the Company continued to loan TWO SAC Self-Storage Corporation (TWO SAC) funds for the purchase of an additional 18 self-storage properties. As of June 30, 1995, $28,597,000 in principal was due from TWO SAC, while interest of $797,000 has been accrued. No payment of principal or interest will be made until the notes are finalized. Mark V. Shoen, a major stockholder, director and officer of the Company owns all of the issued and outstanding voting common stock of TWO SAC. The TWO SAC notes will be secured by senior and junior mortgages and are expected to mature in 2004 or 2005, or on demand. TWO SAC anticipates acquiring approximately 28 properties from the Company that had been acquired by the Company or its subsidiaries since June 1993.

     On May 31, 1995, the Company purchased 45,000 shares of the Company's Common Stock from Paul F. Shoen, a major stockholder of the Company, for $996,000 or $22.125 per share. The transaction was effected on Nasdaq.

7.  NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 114 -- Accounting by Creditors for Impairment of a Loan. Effective for years beginning after December 15, 1994, the standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company adopted this statement during the first quarter of fiscal 1996, with no material impact on its financial condition or results of operations.

     Statement of Financial Accounting Standards No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Effective for fiscal years beginning after December 15, 1995, the standard establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                                  (UNAUDITED)

7.  NEW ACCOUNTING STANDARDS -- (CONTINUED)

impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The Company has not completed an evaluation of the effect of this standard.

     Statement of Position 93-7, Reporting on Advertising Costs -- as issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. The Company's direct response advertising consists primarily of yellow page directories. The amortization period is the life of the directory, the majority of which is one year. The Company logs data which substantiates that truck and trailer rental reservations are placed during the customer's telephone call. At June 30, 1995, $9,072,000 of yellow page directory costs were reported as assets, with relating amortization expense of $5,700,000 for the quarter ended June 30, 1995.

     Other pronouncements issued by the Financial Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

================================================================================

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

               TABLE OF CONTENTS

                                        PAGE
                                        ----
                 PROSPECTUS
Available Information.................    2
Information Incorporated by
  Reference...........................    2
Risk Factors..........................    3
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................    4
The Company...........................    5
Selected Consolidated Financial
  Data................................    6
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    7
Business..............................   19
Use of Proceeds.......................   28
The Trust.............................   29
Shoen Litigation......................   29
Description of Securities.............   30
Legal Opinions........................   33
Experts...............................   33
Index to Financial Statements.........  F-1

===============================================================================


================================================================================

                                3,860,000 SHARES

                                     AMERCO

[PONDEROSA LOGO]                [U-HAUL LOGO]                   [AMERCO LOGO]

                                    SERIES D
                          FLOATING RATE PREFERRED STOCK


                           ------------------------
                                   PROSPECTUS
                           ------------------------


                                           , 1995

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Securities and Exchange Commission Registration Fee..........  $ 65,552
    Printing and Engraving Expenses..............................    20,000*
    Legal Fees and Expenses......................................    50,000*
    Accounting Fees and Expenses.................................    25,000*
    Transfer Agent Fees..........................................     2,500*
    Other Expenses...............................................     1,948*
                                                                   --------
              Total Expenses.....................................  $165,000*
                                                                   ========

---------------
* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada General Corporation Law requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Restated Articles of Incorporation eliminate personal liability of directors and officers, to the Company or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability
(i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends. In addition, the Company's By-Laws provide that the Company shall indemnify, to the fullest extent authorized or permitted by law, any person made, or threatened to be made, a defendant in any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she was a director or officer of the Company. The Company has also executed Indemnification Agreements that provide that certain of the Company's directors and officers shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law or the Restated Articles of Incorporation or By-Laws of the Company. The Company has established a trust fund with Harris Trust and Savings Bank as trustee in order to fund its obligations under the Indemnification Agreements. The Company has agreed to maintain a minimum balance in the trust fund of $1,000,000. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

ITEM 16.  EXHIBITS

     EXHIBIT
     NUMBER    EXHIBIT
    ---------  -------
     1           -- Settlement Trust Agreement*
     2           -- Amended and Restated Debtor's Plan of Reorganization Proposed by Edward J.
                    Shoen and Summary of Plan Provisions(1)
     4.1         -- Restated Articles of Incorporation(3)
     4.2         -- Form of Stock Certificate*
     4.3         -- Restated By-Laws*
     4.4         -- Certificate of Designation*
     5           -- Opinion re Legality*
    10.1         -- AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership
                    Plan(4)
    10.2         -- U-Haul Dealership Contract(5)
    10.3         -- Share Repurchase and Registration Rights Agreement(5)
    10.4         -- Share Repurchase and Registration Rights Agreement(5)
    10.5         -- Management Consulting Agreement(6)
    10.6         -- Management Consulting Agreement(6)
    10.7         -- ESOP Loan Credit Agreement(6)
    10.8         -- ESOP Loan Agreement(6)
    10.9         -- Trust Agreement for the AMERCO Employee Savings, Profit Sharing and
                    Employee Stock Ownership(6)
    10.10        -- Amended Indemnification Agreement(6)
    10.11        -- Indemnification Trust Agreement(6)
    10.12        -- W.E. Carty Installment Sales Agreement(6)
    10.13        -- Exchange Agreement with Mark V. Shoen(7)
    10.14        -- Exchange Agreement with James P. Shoen(7)
    10.15        -- Exchange Agreement with Edward J. Shoen(7)
    10.16        -- Exchange Agreement with Mark V. Shoen(4)
    10.17        -- W.E. Carty Contract of Purchase and Sale of Land(7)
    10.18        -- Promissory Notes between SAC Self-Storage Corporation and a subsidiary of
                    AMERCO(8)
    10.19        -- Settlement Agreement with Paul F. Shoen(2)
    10.20        -- Settlement Agreement with Mary Anna Shoen Eaton and Maran, Inc.*
    12           -- Statements re Computation of Ratios*
    23.1         -- Consent of Independent Accountants
    23.2         -- Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)*
    23.3         -- Consent of Lionel, Sawyer & Collins (included in Exhibit 5)*
    24           -- Power of Attorney (included on signature page of Registration Statement)
    28           -- Information from Reports Furnished to State Insurance Regulatory
                    Authorities(2)

---------------
 *  To be filed by amendment.

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, File No. 0-7862.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1995, File No. 0-7862.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1992, File No. 0-7862.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994, File No. 0-7862.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1993, File No. 0-7862.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1990, File No. 0-7862.

(7) Incorporated by reference to the Company's Registration Statement on Form S-2, Registration No. 33-54289.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, File No. 0-7862.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 30th day of October, 1995.

                                         AMERCO

                                         By: /s/        EDWARD J. SHOEN
                                             -----------------------------------
                                                        Edward J. Shoen
                                             Chairman of the Board and President



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Edward J. Shoen, Gary B. Horton, Rocky D. Wardrip, and Gary V. Klinefelter and each of them, as attorney-in-fact, to sign in his name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments to this registration statement.

            NAME AND SIGNATURE                           TITLE                      DATE
            ------------------                           -----                      ----
/s/           EDWARD J. SHOEN                 President and Chairman of        October 30, 1995
------------------------------------------    the Board (Principal
              Edward J. Shoen                 executive officer)


/s/           GARY B. HORTON                  Treasurer (Principal             October 30, 1995
------------------------------------------    financial and accounting
              Gary B. Horton                  officer)


/s/           MARK V. SHOEN                   Director                         October 30, 1995
------------------------------------------
              Mark V. Shoen


/s/          JAMES P. SHOEN                   Director                         October 30, 1995
------------------------------------------
             James P. Shoen

                                              Director                         October   , 1995

------------------------------------------
             William E. Carty


                                              Director                         October   , 1995
------------------------------------------
              John M. Dodds


/s/          CHARLES J. BAYER                 Director                         October 30, 1995
------------------------------------------
             Charles J. Bayer


/s/         RICHARD J. HERRERA                Director                         October 30, 1995
------------------------------------------
            Richard J. Herrera


                                              Director                         October   , 1995
------------------------------------------
            Aubrey K. Johnson

                                 EXHIBIT INDEX

     EXHIBIT
     NUMBER                                           TITLE
    ---------                                         -----
     1           -- Settlement Trust Agreement*
     2           -- Amended and Restated Debtor's Plan of Reorganization Proposed by Edward J.
                    Shoen and Summary of Plan Provisions(1)
     4.1         -- Restated Articles of Incorporation(3)
     4.2         -- Form of Stock Certificate*
     4.3         -- Restated By-Laws*
     4.4         -- Certificate of Designation*
     5           -- Opinion re Legality*
    10.1         -- AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership
                    Plan(4)
    10.2         -- U-Haul Dealership Contract(5)
    10.3         -- Share Repurchase and Registration Rights Agreement(5)
    10.4         -- Share Repurchase and Registration Rights Agreement(5)
    10.5         -- Management Consulting Agreement(6)
    10.6         -- Management Consulting Agreement(6)
    10.7         -- ESOP Loan Credit Agreement(6)
    10.8         -- ESOP Loan Agreement(6)
    10.9         -- Trust Agreement for the AMERCO Employee Savings, Profit Sharing and
                    Employee Stock Ownership(6)
    10.10        -- Amended Indemnification Agreement(6)
    10.11        -- Indemnification Trust Agreement(6)
    10.12        -- W.E. Carty Installment Sales Agreement(6)
    10.13        -- Exchange Agreement with Mark V. Shoen(7)
    10.14        -- Exchange Agreement with James P. Shoen(7)
    10.15        -- Exchange Agreement with Edward J. Shoen(7)
    10.16        -- Exchange Agreement with Mark V. Shoen(4)
    10.17        -- W.E. Carty Contract of Purchase and Sale of Land(7)
    10.18        -- Promissory Notes between SAC Self-Storage Corporation and a subsidiary of
                    AMERCO(8)
    10.19        -- Settlement Agreement with Paul F. Shoen(2)
    10.20        -- Settlement Agreement with Mary Anna Shoen Eaton and Maran, Inc.*
    12           -- Statements re Computation of Ratios*
    23.1         -- Consent of Independent Accountants
    23.2         -- Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)*
    23.3         -- Consent of Lionel, Sawyer & Collins (included in Exhibit 5)*
    24           -- Power of Attorney (included on signature page of Registration Statement)
    28           -- Information from Reports Furnished to State Insurance Regulatory
                    Authorities(2)

---------------
 *  To be filed by amendment
(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, File No. 0-7862.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1995, File No. 0-7862.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1992, File No. 0-7862.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994, File No. 0-7862.

(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1993, File No. 0-7862.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1990, File No. 0-7862.

(7) Incorporated by reference to the Company's Registration Statement on Form S-2, Registration No. 33-54289.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, File No. 0-7862.

                                   APPENDIX A

                        DESCRIPTION OF GRAPHIC MATERIAL

1.  Location:    Outside Front Cover and Outside Back Cover Pages of Prospectus
    Item:        Logos
    Description: Logos of the three principal subsidiaries of Amerco; Ponderosa
                 Holdings, Inc., U-Haul International, Inc., and Amerco Real
                 Estate Company situated horizontally beside one another directly under the heading of the Prospectus containing the name of the Company.

2.  Location:    Page 10 of the Prospectus
    Item:        Corporate Structure
    Description: A chart showing the corporate structure of the Company and its major subsidiaries. The chart shows the Company on top, above its three principal subsidiaries; Ponderosa Holdings, Inc., U-Haul International, Inc., and Amerco Real Estate Company situated horizontally beside one another. Directly below
                 Ponderosa Holdings, Inc. are its subsidiaries, Oxford Life
                 Insurance Company and Republic Western Insurance Company, situated horizontally beside one another.